Form 10KSB, Exhibit 13
period 1997-06-30
STATEFED FINANCIAL CORP
filed 1997-09-29
CIK 912567

                                   EXHIBIT 13

                         ANNUAL REPORT TO SHAREHOLDERS
                                       36

--------------------------------------------------------------------------------

1997 ANNUAL REPORT

--------------------------------------------------------------------------------














                         STATEFED FINANCIAL CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------






     President's Message....................................................   3
     Selected Consolidated Financial Information............................   6
     Management's Discussion and Analysis of Financial
       Condition and Results of Operation...................................   8
     Consolidated Financial Statements......................................  18
     Stockholder Information................................................  43
     Corporate Information..................................................  44

September 23, 1997


Dear Fellow Shareholders:

         We are once again pleased to have the opportunity to report to you on the financial condition of your company for the fiscal year ended June 30, 1997.


         In all important aspects it was a very good year. Net income increased from $882,854.00 in fiscal 1996 to a new record high of $921,325.00 for 1997. The higher income was primarily the result of an increase in net interest income of $190,100.00 and a gain in non-interest income of $199,600.00, partially offset by an increase in non-interest expense of $311,800.00, of which $291,300.00 was a one-time expense to recapitalize the FDIC Savings Association Insurance Fund (SAIF). While that is a considerable amount of money, of course, the payment enabled our cost of deposit insurance to drop from .23% to .063% of insured savings accounts, which will continue to benefit our income stream in the future.

         Because the SAIF is now fully capitalized, and also due to our strong capital position, the amount State Federal Savings will pay to the FDIC is specifically earmarked to cover the cost of interest payments on "FICO" bonds, which were bonds issued during the problem years of the 1980's to cover losses generated by the many failed financial institutions of that time. State Federal was not a part of that problem, of course, because, as today, we remained safe and strong in spite of the difficulties that beset all financials of that period.

         Also during the past year, in the May issue of Worth Financial Intelligence magazine, it was most gratifying to see StateFed Financial Corporation stock listed by Mr. Peter Lynch as one of the top ten thrift stocks in the nation that should be given consideration as a "buy" in the coming year; and in the August 21st issue of the Des Moines Register was an article from our regulatory agency, the Office of Thrift Supervision, that listed State Federal Savings & Loan as one of the three most profitable thrifts in Iowa and one of the top 102 in the nation. We, of course, are most pleased with the positive reactions from these favorable articles regarding your companies.


         The Board and management of StateFed Financial Corporation are also very aware of the attention stockholders give to the value and price of their stock holdings. We are therefore pleased to note that the book value of your shares has risen to $19.44 per share as of June 30, 1997 and the price of StateFed Financial Corporation stock is currently listed on the NASDAQ Stock Market at $24.00. Dividends have remained at $.40 per share during fiscal 1997. Total stock-holders' equity increased to $15,233,007.00 from $14,928,305.00 during the past year.

         As in the past, the per share value does not include the appreciated value of our real estate holdings, which, as in the case of the Pleasant Hill sixty-unit apartment complex, is considerable.

         The new twenty-two unit apartment building adjacent to the branch office on University is nearing completion. This project, which was announced in last year's letter, will be ready for occupancy in mid-September.

         The second building project also mentioned in last year's report was a planned branch site with additional rental space to be built in Clive, Iowa. Clive is a western suburb of Des Moines that has had and continues to experience phenomenal growth. To date our parcel of land has been brought to final grade, the concrete entrance roadway has been poured, the utilities brought in and the perimeter interlocking concrete block retaining wall has been completed. In short, we could be ready to begin construction as early as next year, if conditions and circumstances favor such a move at that time.

         Again, many shareholders have indicated their favorable opinion regarding the repurchase of our stock by the holding company. The board of directors approved the purchase of 5% of our outstanding shares and during 1996 we purchased a total of 41,000 shares of StateFed Financial Corporation stock. The price per share varied from a low of $15.50 to a high of $16.75 per share. This was obviously a wise decision given price per share today.

         The Board also has approved management's recommendation to do a complete revamping of the company's computer system. This is an expensive but necessary expenditure and we are fortunate to have the in-house expertise to plan and complete the renovation at a minimal cost. This should satisfy our computer requirements for the foreseeable future.

         One of the fastest growing mediums of communication in the country today is the internet. State Federal is not behind-the-times, in recognizing this fact. In June of 1996, State Federal made its presence known to the world by presenting itself with a site on the world wide web. By accessing http.//wwwstate-federal-savings.com, the user can not only discover what State Federal Savings has to offer, but can also access directly to our stock information by linking with the NASDAQ website. We have also included links to other websites that may be of interest to those seeking financial information. State Federal Savings and StateFed Financial Corporation can be contacted via e-mail using the addresses statefed@ecity.net or sfslbr1@aol.com and sfslbr2@aol.com. We recognize the beauty of e-mail communication in that not only is it inexpensive, but also instantaneous. This makes State Federal Savings and StateFed Financial Corporation more accessible to greater numbers in our market and provides quicker responses to not only our present customer base, but to an up-and-coming market of customers who prefer a fast, paper-reduced system.

         We see the future of banking incorporating a new market of fast paced computer-literate customers, who will not only want to conduct business from any location where they happen to be, but also to do so at the touch of a keyboard or click of a mouse. At State Federal we are positioning ourselves to accommodate this type of consumer. Electronic banking is inevitable and we plan to be there, ready to deliver to customers the products they desire in a manner that is not only efficient, but also cost effective to the company.

         While many problems have been answered during the past year, the industry is faced with yet another situation that congress is attempting to resolve at the present time. This is the question as to the type of charter and the powers that the thrift industry will be empowered to retain and conduct as a financial entity in the future. We, of course, do not wish to see a diminution of the permitted activities under our existing savings and loan charter. There are others, however, who do not agree with this position, and want congress to seriously restrict our profitable activities and operate under one charter with the commercial banking industry.

         The current action now being considered in Congress is under the sponsorship of Iowa Congressman Jim Leach, and is entitled House Banking Committee's HR-10 (Financial Modernization). Mr. Leach is chairman of this committee. We urge you to make your views known to him and other members of the committee; keep Savings & Loan powers intact!

         In any event, we feel confident that given the correct framework in a new charter, we will continue to serve you and the community well as we have for over 70 years.

         Thank you for your consideration and support during this past year. We hope many of you will be able to attend the annual meeting in person on October 22, 1997.

                                 Sincerely,


                                 /s/ John F. Golden
                                 --------------------------------------
                                 John F. Golden
                                 President and Chairman of the Board

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                               June 30,
                                                    --------------------------------------------------------------------
                                                           1997         1996          1995         1994          1993
                                                        -------      -------       -------       ------       -------
                                                                            (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets.......................................     $85,679      $76,705       $71,271       62,773       $58,657
Cash & cash equivalents............................       3,634        2,564         3,938        1,636         2,855
Certificates of deposits in
 other institutions................................       4,435        4,440         5,634        7,430         7,730
Investment securities..............................       3,477        2,347         1,114          793           ---
Loans receivable, net..............................      68,178       62,708        56,420       49,760        45,255
Deposits...........................................      50,346       45,732        45,596       42,776        47,408
FHLB advances......................................      19,000       15,000        10,000        5,000         4,000
Stockholders' equity...............................      15,233       14,928        14,533       14,010         6,329



                                                                            Year Ended June 30,
                                                    --------------------------------------------------------------------
                                                           1997         1996          1995         1994          1993
                                                         ------       ------        ------      -------       -------
                                                                            (In Thousands)

Selected Operations Data:
-------------------------
Total interest income..............................      $6,407       $5,785        $5,107      $ 4,620       $ 4,715
Total interest expense.............................       3,626        3,194         2,601        2,179         2,650
                                                         ------       ------        ------      -------       -------
   Net interest income.............................       2,781        2,591         2,506        2,441         2,065
Provision for loan losses..........................          36           24            24           24            99
   Net interest income after                             ------       ------        ------      -------       -------
    provision for loan losses......................       2,745        2,567         2,482        2,417         1,966
Non-interest income:
   Real estate operations..........................         404          395           386          347           340
   Gain on sale of real estate and investments.....         158           41             2           28            13
   Net realized loss on sale of available-for-sale
    securities.....................................         ---          (24)          ---          ---           ---
   Other non-interest income.......................         108           58            57           55            50
                                                         ------       ------        ------       ------       -------
Total non-interest income..........................         670          470           445          430           403
Total non-interest expense.........................       1,991        1,679         1,637        1,445         1,277
                                                         ------       ------        ------       ------       -------
   Income before income taxes......................       1,424        1,358         1,290        1,402         1,092
Income tax expense.................................         503          475           486          528           416
Net income before cumulative                             ------       ------        ------       ------       -------
  effect of change in accounting
  method...........................................      $  921          883           804          874       $   676
Cumulative effect of change in
  accounting for income taxes......................         ---          ---           ---          (59)          ---
                                                         ------       ------        ------      -------       -------
Net Income.........................................      $  921       $  883        $  804      $   815       $   676
                                                         ======       ======        ======      =======       =======


                                                                              Year Ended June 30,
                                                         ----------------------------------------------------------------
                                                         1997          1996         1995         1994         1993
                                                         ----          ----         ----         ----         ----
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on assets (ratio of net income to
   average total assets).............................    1.12          1.20         1.20         1.33         1.15
  Interest rate spread information:
   Average during year...............................    2.77          2.72         2.98         3.54         3.18
   End of year.......................................    2.65          2.80         2.52         3.28         3.31
  Net interest margin(1).............................    3.58          3.72         3.95         4.18         3.65
  Ratio of operating expense to average
   total assets......................................    2.42          2.29         2.44         2.37         2.17
  Return on retained earnings (ratio of net
   income to average equity).........................    6.19          6.00         5.62         7.84        11.28

Quality Ratios:
 Non-performing assets to total assets at
   end of year.......................................    1.55           .62          .20          .54          .32
 Allowance for loan losses to
   non-performing loans..............................   22.30         50.21       151.05        56.27        (2)

Capital Ratios:
 Stockholders' Equity to total assets at end
   of year...........................................   17.78         19.46        20.39        22.32        10.79
Average Stockholders' Equity to average
  assets.............................................   18.10         20.05        21.33        16.93        10.16
 Ratio of average interest-earning assets to
  average interest-bearing liabilities...............   1.173x        1.218x       1.235x       1.170x       1.099x
 Number of full-service offices......................   2             2            2            2            2

----------------
(1) Net interest income divided by average interest-earning assets. (2) No non-performing loans at year-end.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         StateFed Financial Corporation (the "Company") is a savings and loan holding company the primary asset of which is State Federal Savings and Loan Association of Des Moines (the "Association"). The Company was incorporated in September, 1993 and sold 859,625 shares of Common Stock on January 4, 1994 for the purpose of acquiring all of the capital stock of the Association in connection with the Association's conversion from mutual to stock form of ownership. All references to the Company prior to January 4, 1994, except where otherwise indicated, are to the Association and its subsidiary on a consolidated basis.

         The principal business of the Company has historically consisted of attracting deposits from the general public, and making loans secured by residential real estate. The Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's profitability is also affected by the provision for loan losses and the level of non-interest income and expenses. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, data processing expenses and other operating expenses.

         StateFed Financial generally has sought to enhance its net earnings by, among other things, maintaining asset quality and levels of capital above federally required minimum standards and by controlling general and administrative expenses. Although no assurances can be made about future periods, the Company's results in these areas have enabled it to be consistently profitable and well capitalized.

         The operating results of the Company are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. StateFed Financial's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

         StateFed Financial's basic mission is to maintain a strong capital position and continue to record core earnings while serving its local community. Specifically, it offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Yet smaller portions of the Company's loans receivable consists of construction and consumer loans. Management has focused on ARM loans in recent years, achieving a loan portfolio consisting of 40.52% fixed rate loans and 59.48% adjustable rate loans at June 30, 1997.

Financial Condition

         Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996.

         The Company's total assets increased from $76.7 million at June 30, 1996 to $85.7 million at June 30, 1997, an increase of $9.0 million, or 11.73%. The increase was primarily due to the increase in loans receivable of $5.5 million, the increase in investments available-for-sale of $1.1 million, and the increase in cash and cash equivalents of $1.1 million, funded primarily from a $4.6 million increase in deposits and a $4.0 million increase in FHLB advances.

         Net loans increased $5.5 million, or 8.7%, from $62.7 million at June 30, 1996 to $68.2 million at June 30, 1997. The increase in the loan portfolio was comprised primarily of mortgage loans originated.

         Total deposits increased $4.6 million from $45.7 million at June 30, 1996 to $50.3 million at June 30, 1997. During fiscal 1997, certificates of deposit increased $4.8 million, money market accounts increased by $163,000 while passbook accounts decreased $180,000, and NOW accounts decreased $159,000.

         Total borrowed funds increased to $19.0 million at June 30, 1997 from $15.0 million at June 30, 1996. The increase consisted of advances from the Federal Home Loan Bank of Des Moines. The funds were used primarily to to fund increases in loan demand.

         Total stockholders' equity increased $305,000 from $14.9 million at June 30, 1996 to $15.2 million at June 30, 1997. The increase was primarily the result of net income of $921,000, exercised stock options of $76,400, amortization of recognition and retention plan ("RRP") awards and allocations to the Employee Stock Ownership Plan ("ESOP") totaling $163,000, and the increase in unrealized gains on available for sale securities of $80,000, offset by $621,000 expended for the repurchase of 37,400 shares of Company common stock and dividends declared totaling $315,000.

Results of Operations

         Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996

         General. Net Income for the year ended June 30, 1997 was $921,000, an increase of $38,000 compared to net income for the year ended June 30, 1996 of $883,000. The increase was primarily the result of an increase in net interest income of $190,000, an increase in non-interest income of $200,000, partially offset by an increase in non-interest expense of $312,000, an increase in income taxes of $27,000 and an increase in the provision for loan losses of $12,000.

         Net Interest Income. Net interest income increased $190,000, or 7.34% from $2.6 million for the year ended June 30, 1996 to $2.8 million for the year ended June 30, 1997.

         Interest Income. Interest income increased $622,000 to $6.4 million for fiscal 1997 compared to $5.8 million for the fiscal 1996 due primarily to an increase in average loans receivable of $7.1 million.

         Interest Expense. Interest expense increased $431,000 from $3.2 million in fiscal 1996 to $3.6 million in fiscal 1997. The increase was due to the increase in the balance of advances from the FHLB and to an increase in the balance of certificates of deposit.

         Provision for Loan Losses. The provision for loan losses for fiscal 1997 was $36,000, an increase of $12,000 compared to the year ended June 30, 1996 of $24,000. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, the local economy, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts of that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies which can order the establishment of additional general or specific allowances.

         Non-Interest Income. Non-interest income increased from $470,000 in fiscal 1996 to $670,000 in fiscal 1997. The increase of $200,000 is primarily the result of a $117,000 increase in gains on sales of real estate, an increase of $9,000 in real estate operation income, an increase in net realized gains on sales of available-for-sale securities of $24,000, and an increase in other non-interest income of $49,000.

         Non-Interest Expense. Non-interest expense increased from $1.7 million in fiscal 1996 to $2.0 million in fiscal 1997. The increase of $312,000, or 18.5%, is primarily the result of an increase in the Savings Association Insurance Fund special assessment of $291,000, an increase in advertising of $35,000, an increase in occupancy expense of $22,000 and an increase in other non-interest expense of $27,000, partially offset by a decrease of $39,000 in Federal Deposit Insurance premiums and a decrease of $22,000 in investment real estate operations.

         Income Tax Expense. Income tax expense was $503,000 in fiscal 1997 compared to $475,000 in fiscal 1996, an increase of $28,000 or 5.9%. Income taxes increased primarily due to the increase in net income.

         Comparison of Fiscal Years Ended June 30, 1996 and June 30, 1995

         General. Net Income for the year ended June 30, 1996 was $883,000, an increase of $79,000 compared to net income for the year ended June 30, 1995 of $804,000. The increase was primarily the result of an increase in net interest income of $85,000, an increase in non-interest income of $25,000, and a decrease in income taxes of $11,000, partially offset by an increase in non-interest expense of $42,000.

         Net Interest Income. Net interest income increased $85,000, or 3.4% from $2.5 million for the year ended June 30, 1995 to $2.6 million for the year ended June 30, 1996.

         Interest Income. Interest income increased $677,900 to $5.8 million for fiscal 1996 compared to $5.1 million for the fiscal 1995 due primarily to an increase in average loans receivable of $6.2 million.

         Interest Expense. Interest expense increased $592,700 from $2.6 million in fiscal 1995 to $3.2 million in fiscal 1996. The increase was due to the increase in the balance of advances from the FHLB and to an increase in interest rates paid on certificates of deposit.

         Provision for Loan Losses. The provision for loan losses for fiscal 1996 was $24,000, and did not change from the provision in fiscal 1995. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, the local economy, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies which can order the establishment of additional general or specific allowances.

         Non-Interest Income. Non-interest income increased from $445,000 in fiscal 1995 to $470,000 in fiscal 1996. The increase of $25,000 is primarily the result of a $39,000 increase in gains on sales of real estate, and an increase of $9,000 in real estate operation income, partially offset by net realized losses on sales of available-for-sale securities of $24,000.

         Non-Interest Expense. Non-interest expense increased from $1.6 million in fiscal 1995 to $1.7 million in fiscal 1996. The increase of $42,000, or 2.6%, is primarily the result of an increase in compensation and benefits of $33,000, and an increase of $16,000 in real estate operation expense, partially offset by a decrease of $14,000 in other non-interest expense.

         Income Tax Expense. Income tax expense was $475,000 in fiscal 1996 compared to $486,000 in fiscal 1995, a decrease of $11,000, or 2.3%. Income taxes decreased primarily due to the utilization of tax credits as a result of the Company's participation in a low-income housing project.

Asset/Liability Management

         The measurement and analysis of the exposure of the Association to changes in the interest rate environment is referred to as asset/liability management. A primary objective of asset/liability management is to manage interest rate risk. The Association monitors its asset/liability mix on an ongoing basis and, from time to time, may institute certain changes in its product mix and asset and liability maturities.

         The Association focuses lending efforts toward offering adjustable-rate loan products as an alternative to more traditional fixed-rate mortgage loans. At June 30, 1997, the Company had $41.5 million of adjustable-rate loans which comprised over 59% of the Association's loan portfolio. StateFed Financial has not historically sold its loans.

         The primary objective of the Association's investment strategy is to provide liquidity necessary to meet funding needs as well as to address daily, cyclical and long-term changes in the asset/liability mix, while contributing to profitability by providing a stable flow of dependable earnings. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock, U.S. Government securities, and certain issues of corporate equity securities.

         Generally, the investment policy of the Association is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Association's asset/liability management policies.

         StateFed Financial's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Association offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at June 30, 1997, the Company would qualify for an exemption from this rule.

         The following table sets forth, at June 30, 1997, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).


                                            Estimated Increase (Decrease) in NPV
Change in Interest Rates   Estimated NPV    ------------------------------------
     (Basis Points)          Amount            Amount        Percent
     --------------          ------            ------        -------
                                (Dollars in Thousands)

         +400                $8,496             (4,253)         (33)%
         +300                 9,719             (3,030)         (24)%
         +200                10,896             (1,853)         (15)%
         +100                11,940               (810)          (6)%
          ---                12,749                ---           ---
         -100                13,282                532            4%
         -200                13,719                970            8%
         -300                14,321              1,571           12%
         -400                15,068              2,318           18%



         Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Company's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Average Balances, Interest Rates and Yields

      The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                                           Year Ended June 30,
                                ----------------------------------------------------------------------------------------------------
                                                1997                             1996                              1995
                                -------------------------------   ------------------------------   ---------------------------------

                                   Average     Interest              Average    Interest             Average     Interest
                                Outstanding    Earned/   Yield/    Outstanding  Earned/   Yield/   Outstanding    Earned/    Yield/
                                  Balance       Paid     Rate       Balance      Paid      Rate      Balance       Paid       Rate
                                -----------    --------  ------    -----------  --------  ------   -----------   --------    ------
                                                                      (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts. $3,255       $ 145     4.45%     $ 2,791      $  125      4.48%     $ 2,310     $   104       4.50%
 Certificates of deposit in-
   vested in other institutions.  4,445         262     5.89        4,918         285      5.80        6,486         353       5.44
 Investment and other                                               1,790         121      6.76          930          68       7.31
   securities...................  2,483         184     7.41
 Loans receivable(1)............ 66,558       5,752     8.64       59,480       5,210      8.76       53,274       4,545       8.53
 FHLB stock.....................    912          64     7.02          615          44      7.15          494          38       7.69
                                -------       -----     ----      -------      ------      ----      -------       -----       ----
  Total interest-earning
    assets(1)...................$77,653       6,407     8.25%     $69,594      $5,785      8.31%     $63,494       5,108       8.04%
                                =======       =====     ====      =======      ======      ====      =======       =====       ====


Interest-Bearing Liabilities:
  Passbook accounts............. $4,094      $  113     2.76%    $  4,499      $  123      2.73%     $ 5,329     $   146       2.74%
  NOW accounts..................  1,867          23     1.23        1,848          42      2.27        1,859          45       2.42
  Money market accounts.........  3,283         117     3.56        3,174         113      3.56        3,828         129       3.37
  Certificates of deposit....... 38,745       2,302     5.94       35,763       2,176      6.08       33,327       1,846       5.54
  FHLB advances................. 18,231       1,071     5.87       11,846         740      6.25        7,077         436       6.16
  Total interest-bearing
   liabilities..................$66,220       3,626     5.48      $57,130       3,194      5.59      $51,420       2,602       5.06
                                =======       -----     ----      =======      ------      ----      =======       -----       ----
Net interest income.............             $2,781                            $2,591                             $2,506
                                             ======                            ======                             ======
Net interest rate spread........                        2.77%                              2.72%                               2.98%
Net earning assets..............$11,433                           $12,464                            $12,074
                                =======                           =======                            =======
Net yield on average
 interest-earning assets........                        3.58%                              3.72%                               3.95%
                                                        ====                               ====                                ====
Average interest-earning
  assets to average interest-
  bearing liabilities...........             1.173x                             1.218x                              1.235x
                                             =====                              =====                               =====

------------
     (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis

     The following schedule presents the dollar amount of changes in interest income and interest or decrease expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                             Year Ended June 30,
                                                  -----------------------------------------------------------------------------
                                                            1997 v. 1996                                 1996 v. 1995
                                                  -----------------------------------------------------------------------------

                                                          Increase                                Increase
                                                         (Decrease)                              (Decrease)
                                                           Due to                                  Due to
                                                  -----------------------------------------------------------------------------

                                                                            Total                                      Total
                                                                           Increase                                  Increase
                                                  Volume        Rate      (Decrease)        Volume        Rate      (Decrease)
                                                  -----------------------------------------------------------------------------
                             (Dollars in Thousands)
     Interest-earning assets:
      Interest-earning bank accounts.......          $21        $ (1)         $ 20         $  22        $  (1)        $ 21
      Certificates of deposit invested in
       other institutions..................          (28)           5          (23)          (90)          22          (68)
      Investments and other securities.....           50           13           63            58           (5)          53
      Loans receivable.....................          613          (71)         542           541          124          665
      FHLB stock...........................           21           (1)          20             9           (3)           6
                                                    ----        -----         ----         -----         ----         ----
        Total interest-earning assets......         $677        $ (55)        $622          $540         $137         $677
                                                    ====        =====         ====         =====         ====         ====
     Interest-bearing liabilities:
      Passbook accounts....................          (11)           1          (10)          (23)          (1)         (24)
      NOW accounts.........................          (19)         ---          (19)          ---          (3)           (3)
      Money market accounts................            4          ---            4           (23)           7          (16)
      Certificates of deposit..............          178          (52)         126           141          190          331
      FHLB advances........................          377          (46)         331           298            6          304
        Total interest-bearing                      ----        -----         ----          ----         ----         ----
         liabilities.......................         $529        $ (97)        $432          $393         $199         $592
                                                    ====        =====         ====          ====         ====         ====
     Net interest income...................                                   $190                                    $ 85
                                                                              ====                                    ====

Interest Rate Spread

     The Company's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

     The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company and the net yield on weighted average interest-earning assets at year end.

                                                                           At June 30,
                                                        ----------------------------------------------
                                                             1997             1996             1995
                                                        ----------------------------------------------
Weighted average yield on:
 Loans receivable......................................      8.517%           8.548%           8.568%
 Interest-earning bank
   accounts............................................      5.50             5.15             5.672
 Certificates of deposit
  invested in other
  institutions.........................................      6.01             6.02             5.860
 Investments and other
  securities...........................................      7.33             6.30             8.261
 FHLB stock............................................      7.00             7.00             7.000
   Combined weighted average
    yield on interest-earning
    assets.............................................      8.181            8.227            8.163
Weighted average rate paid on
 Passbook accounts.....................................      2.827            2.827            2.827
 NOW accounts..........................................      1.070            2.504            2.529
 Money market accounts.................................      3.290            3.300            3.291
 Certificates of deposit...............................      5.830            5.938            6.152
 FHLB advances........................................       6.338            5.729            6.364
   Combined weighted average
    rate paid on interest-
    bearing liabilities................................      5.534            5.429            5.646

Spread.................................................      2.647            2.798            2.517

Liquidity and Capital Resources

         The OTS requires minimum levels of liquid assets. OTS regulations presently require the Company to maintain an average daily balance of liquid assets (United State Treasury, federal agency, and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Company may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Company's regulatory liquidity at June 30, 1997 was 7.41%. In addition to the regulatory liquidity requirement, the Company is required to maintain short-term liquid assets, as defined, equal to 1.0% of the average sum of net withdrawal deposits and other liabilities, as defined. StateFed Financial's short-term liquidity ratio at June 30, 1997 was 7.41%.

         The Company's primary sources of funds consist of deposits, FHLB advances, repayments of loans and interest earned on certificates of deposits in other institutions. The Company maintains a higher ratio of loans to deposits in comparison with other similarly sized savings institutions. Historically, this has not had a material affect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Des Moines to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

         The primary financing activity of the Company during the fiscal year ended June 30, 1997 has been advances from the Federal Home Loan Bank. The amount of FHLB advances net increase was $4 million, consisting of $12 million in new borrowed funds, less $8 million of advances paid off.

         Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Des Moines.

         The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1997, the Company had outstanding commitments to extend credit which amounted to $731,500. The Company is not aware of any trends, events or uncertainties which will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

         Certificates of deposit scheduled to mature in one year or less at June 30, 1997, totaled approximately $22.2 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Association. There can be no assurance, however, that the Association can retain all such deposits. At June 30, 1997, the Association had $19 million in advances from the FHLB of Des Moines outstanding.

         As a savings and loan holding company of a federal stock savings and loan association, the Company's capital currently consists of stockholders' equity including retained earnings. At June 30, 1997, the Company's stockholders' equity totaled $15.2 million, or 17.78% of assets.

         At June 30, 1997, the Association had tangible and core capital of $9.3 million, or 11.6% of adjusted total assets, respectively, which was approximately $8.1 million and $6.9 million above the minimum requirements of $1.5 and 3.0% respectively, of the adjusted total assets in effect on that date. On June 30, 1997, the Association had risk-based capital of $9.6 million (including $9.3 million in core capital), or 19.29% of risk-weighted assets of $49.5 million. This amount was $5.6 million above the 8% requirement in effect on that date. The Association is presently in compliance with the fully phased-in capital requirements.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Impact of New Accounting Standards

         During October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services for nonemployees. SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25). Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years beginning with fiscal year 1996. The Company has elected to continue to measure compensation cost using APB 25, therefore the adoption of SFAS No. 123 did not impact the Company's financial condition or results of operations. The Company did not grant any awards during fiscal 1997 or 1996.

         During June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers of financial assets that are secured borrowings. SFAS 125 also requires that a liability can be derecognized if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from the liability either judicially or by the creditor. SFAS 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. SFAS No. 127, issued by the FASB in January 1997, amends FASB Statement No. 125 and postpones the effective date of certain provisions of SFAS No. 125 until December 31, 1997.

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This Statement establishes standards of computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented.

         The FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure" in February 1997. This Statement establishes standards for disclosing information about an entity's capital structure and applies to all entities. SFAS 129 codifies certain existing disclosures about an entity's capital structure. This Statement is effective for financial statement periods ending after December 15, 1997.

         The FASB issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes.

         During June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business." The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated.

         The Company expects to adopt these statements when required. Management believes adoption will not have a material effect on financial position and results of operations, nor will adoption require additional capital resources.

          [LETTERHEAD OF VROMAN, MCGOWEN, HURST, CLARK & SMITH, P.C.]





                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
StateFed Financial Corporation
Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of StateFed Financial Corporation and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StateFed Financial Corporation and its subsidiary as of June 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Vroman, McGowen, Hurst, Clark & Smith, P.C.
-----------------------------------------------


Des Moines, Iowa
July 31, 1997

                         STATEFED FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                    June 30,
                                                                      --------------------------------------
                                                                           1997                  1996
                                                                      --------------      ------------------
ASSETS
    Cash and cash equivalents
       Non-interest bearing                                            $    180,607            $    151,599
       Interest bearing                                                   3,453,479               2,412,668
                                                                       -------------           -------------
                                                                          3,634,086               2,564,267
    Investments in certificates of deposit                                4,435,425               4,439,567
    Investment securities available-for-sale                              3,477,168               2,347,048
    Loans receivable, net                                                68,177,746              62,708,487
    Real estate acquired for development                                    435,484                 359,594
    Real estate held for investment, net                                  1,933,532               1,175,872
    Property acquired in settlement of loans                                333,939                      --
    Office property and equipment, net                                    1,418,982               1,464,796
    Federal Home Loan Bank stock, at cost                                   950,000                 750,000
    Accrued interest receivable                                             567,478                 533,706
    Other assets                                                            314,754                 361,287
                                                                       -------------           -------------

          Total Assets                                                 $ 85,678,594            $ 76,704,624
                                                                       =============           =============


LIABILITIES AND STOCKHOLDERS' EQUITY
    Deposits                                                           $ 50,345,972            $ 45,731,828
    Advances from Federal Home Loan Bank                                 19,000,000              15,000,000
    Advances from borrowers for taxes and insurance                         490,053                 505,749
    Accrued interest payable                                                128,881                 129,833
    Income taxes
       Current                                                               29,327                   5,255
       Deferred                                                             171,000                 133,000
    Accounts payable and other liabilities                                  201,982                 189,305
    Dividends payable                                                        78,372                  81,349
                                                                       -------------           -------------
          Total Liabilities                                              70,445,587              61,776,319

    Stockholders' equity
       Preferred stock, $.01 par value, 500,000 shares authorized,
         none issued                                                                                     --
       Common stock, $.01 par value, 2,000,000 shares authorized
         890,486 shares issued with 783,723 (1997) and 813,485
         (1996) shares outstanding                                            8,905                   8,905
       Additional paid-in capital                                         8,398,857               8,376,924
       Retained earnings - substantially restricted                       8,752,218               8,146,074
       Less treasury stock (106,763 and 77,001 shares, at cost)          (1,560,859)             (1,049,358)
       Less common stock acquired by:
          Employee stock ownership plan                                    (413,940)               (490,211)
          Retention and recognition plan                                     (9,636)                (41,778)
       Net unrealized gains (losses) on available-for-sale securities        57,462                 (22,251)
                                                                       -------------           -------------
          Total Stockholders' Equity                                     15,233,007              14,928,305
                                                                       -------------           -------------

          Total Liabilities and Stockholders' Equity                   $ 85,678,594            $ 76,704,624
                                                                       =============           =============

                         STATEFED FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                               Year ended June 30,
                                                                       -----------------------------------------
                                                                           1997          1996           1995
                                                                       ------------   -----------    -----------
INTEREST INCOME
      Loans receivable interest                                        $ 5,752,351    $ 5,210,354    $ 4,544,928
      Investment securities and other interest                             654,681        575,072        562,560
                                                                       ------------   ------------   ------------
                                                                         6,407,032      5,785,426      5,107,488
INTEREST EXPENSE
      Deposits                                                           2,555,022      2,454,135      2,165,564
      Advances from Federal Home Loan Bank                               1,070,715        740,109        435,960
                                                                       ------------   ------------   ------------
                                                                         3,625,737      3,194,244      2,601,524
                                                                       ------------   ------------   ------------

          NET INTEREST INCOME                                            2,781,295      2,591,182      2,505,964

PROVISION FOR LOAN LOSSES                                                   36,000         24,000         24,000
                                                                       ------------   ------------   ------------

          NET INTEREST INCOME AFTER
            PROVISION FOR LOAN LOSSES                                    2,745,295      2,567,182      2,481,964

NON-INTEREST INCOME
      Investment real estate operations                                    404,035        394,519        385,529
      Gain on sale of real estate                                          158,154         41,269          1,555
      Net realized loss on sales of available-for-sale securities               --        (23,787)            --
      Other                                                                107,717         58,297         58,441
                                                                       ------------   ------------   ------------
                                                                           669,906        470,298        445,525
NON-INTEREST EXPENSE
      Salaries and employee benefits                                       835,207        846,725        813,615
      Investment real estate operations                                    214,055        235,710        219,632
      Occupancy expenses                                                   148,616        126,463        125,312
      Federal deposit insurance premiums                                    88,059        127,257        124,531
      SAIF special assessment                                              291,331             --             --
      Data processing services                                              83,739         74,635         71,517
      Advertising                                                           52,715         17,977         27,193
      Other                                                                277,336        250,459        255,351
                                                                       ------------   ------------   ------------
                                                                         1,991,058      1,679,226      1,637,151
                                                                       ------------   ------------   ------------
          INCOME BEFORE PROVISION
            FOR INCOME TAXES                                             1,424,143      1,358,254      1,290,338

PROVISION FOR INCOME TAXES                                                 502,818        475,400        486,498
                                                                       ------------   ------------   ------------

          NET INCOME                                                   $   921,325    $   882,854    $   803,840
                                                                       ============   ============   ============

Earnings per common share                                              $      1.20    $      1.11    $      1.00
                                                                       ============   ============   ============
Weighted average common shares outstanding                                 766,012        800,786        795,949
                                                                       ============   ============   ============

                        STATEFED FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Years ended June 30, 1997, 1996, and 1995
                                               -----------------------------------------------------------------------

                                                               Additional                                       Stock
                                                  Common         Paid-in       Retained        Treasury       Acquired
                                                   Stock         Capital       Earnings         Stock          By ESOP
                                              ------------------------------------------------------------------------
 Balance at June 30, 1994                        $ 8,905    $ 8,332,763    $ 7,079,042      $ (514,275)    $ (653,315)

     Net income for the year                                                   803,840
     Dividends declared                                                       (291,816)
     ESOP common stock released
       for allocation                                            22,777                                        83,164
     Amortization of RRP contributions
     Treasury stock acquired - 21,000 shares,
        at cost                                                                               (286,000)
     Treasury stock reissued to fund stock
       options exercised - 7,500 shares                         (16,800)                        91,800
     Change in unrealized gains (losses)
       on available-for-sale securities
                                                 ---------------------------------------------------------------------

 Balance at June 30, 1995                          8,905      8,338,740      7,591,066        (708,475)      (570,151)

    Net income for the year                                                    882,854
    Dividends declared                                                        (327,846)
    ESOP common stock released for
      allocation                                                57,061                                        79,940
    Amortization of RRP contributions
    Treasury stock acquired - 25,000
      shares, at cost                                                                        (418,750)
    Treasury stock reissued to fund stock
      options exercised--5,899 shares                          (18,877)                        77,867
    Change in unrealized gains (losses)
      on available-for-sale securities
                                                 ---------------------------------------------------------------------

 Balance at June 30, 1996                          8,905      8,376,924      8,146,074      (1,049,358)      (490,211)

    Net income for the year                                                    921,325
    Dividends declared                                                        (315,181)
    ESOP common stock released for
      allocation                                                54,877                                        76,271
    Amortization of RRP contributions
    Treasury stock acquired - 37,400
      shares, at cost                                                                        (620,825)
    Treasury stock reissued to fund stock
      options exercised--7,638 shares                          (32,944)                       109,324
    Change in unrealized gains (losses)
      on available-for-sale securities
                                                 ---------------------------------------------------------------------

 Balance at June 30, 1997                        $ 8,905    $ 8,398,857    $ 8,752,218    $ (1,560,859)    $ (413,940)
                                                 =====================================================================

                                                 Years ended June 30, 1997, 1996, and 1995
                                              ----------------------------------------------------
                                                      Common       Unrealized
                                                       Stock      Gains (Losses)        Total
                                                     Acquired        on AFS         Stockholders'
                                                      By RRP       Securities          Equity
                                              ----------------------------------------------------
 Balance at June 30, 1994                         $ (228,246)    $ (15,240)         $ 14,009,634

     Net income for the year                                                             803,840
     Dividends declared                                                                 (291,816)
     ESOP common stock released
       for allocation                                                                    105,941
     Amortization of RRP contributions               122,166                             122,166
     Treasury stock acquired - 21,000 shares,
        at cost                                                                         (286,000)
     Treasury stock reissued to fund stock
       options exercised - 7,500 shares                                                   75,000
     Change in unrealized gains (losses)
       on available-for-sale securities                             (6,010)               (6,010)
                                              ----------------------------------------------------

 Balance at June 30, 1995                           (106,080)      (21,250)           14,532,755

    Net income for the year                                                              882,854
    Dividends declared                                                                  (327,846)
    ESOP common stock released for
      allocation                                                                         137,001
    Amortization of RRP contributions                 64,302                              64,302
    Treasury stock acquired - 25,000
      shares, at cost                                                                   (418,750)
    Treasury stock reissued to fund stock
      options exercised--5,899 shares                                                     58,990
    Change in unrealized gains (losses)
      on available-for-sale securities                              (1,001)               (1,001)
                                              ----------------------------------------------------

 Balance at June 30, 1996                            (41,778)      (22,251)           14,928,305

    Net income for the year                                                              921,325
    Dividends declared                                                                  (315,181)
    ESOP common stock released for                                                            --
      allocation                                                                         131,148
    Amortization of RRP contributions                 32,142                              32,142
    Treasury stock acquired - 37,400
      shares, at cost                                                                   (620,825)
    Treasury stock reissued to fund stock
      options exercised--7,638 shares                                                     76,380
    Change in unrealized gains (losses)
      on available-for-sale securities                              79,713                79,713
                                              ----------------------------------------------------

 Balance at June 30, 1997                           $ (9,636)     $ 57,462          $ 15,233,007
                                              ====================================================

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            Year ended June 30,
                                                         ----------------------------------------------------
                                                               1997              1996              1995
                                                         ----------------  -----------------  ---------------
Cash flows from operating activities
    Net income                                                 $ 921,325          $ 882,854        $ 803,840
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation                                             111,940            117,439          107,382
        Gain on sale of real estate                             (158,154)            41,269            1,555
        Amortization of ESOP and RRP contributions               163,291            201,303          228,106
        Realized loss on sale of available-for-sale securities         -             23,787                -
        Deferred loan fees                                        13,305             10,814           33,060
        Provision for losses on  loans                            36,000             24,000           24,000
        Deferred income taxes                                     38,000            (35,400)         (44,600)
        Change in:
           Accrued interest receivable                           (33,772)           (94,222)         (70,335)
           Other assets                                           47,740              1,022           93,500
           Accrued interest payable                                 (952)            12,471           28,895
           Current income tax liability                           24,072            (26,559)          21,729
           Accounts payable and other liabilities                 12,677            (59,720)          50,421
                                                               ----------       ------------      ----------
           Net cash provided by operating activities           1,751,472          1,099,058        1,277,553

Cash flows from investing activities
    Investment in certificates of deposits                       (99,000)                 -         (380,286)
    Maturity of investments in certificates of deposit            99,000          1,188,000        2,177,000
    Proceeds from sale or maturity of available-for-sale
      investment securities                                      200,000            453,420          531,699
    Purchase of held-to-maturity investment securities                 -                  -         (811,484)
    Purchase of available-for-sale investment securities      (1,250,407)        (1,711,059)         (56,008)
    Purchase of FHLB stock                                      (200,000)          (250,000)               -
    Net increase in loans outstanding                         (5,669,007)        (6,000,121)      (6,222,098)
    Investment in real estate held for investment               (859,781)            (3,450)          (4,328)
    Investment in real estate held for development               (75,890)          (432,540)        (327,536)
    Proceeds from sale of real estate                             29,264                  -                -
    Purchases of property and equipment                          (15,676)           (35,638)      (1,046,178)
    Increase in other assets                                           -           (100,000)        (250,000)
                                                               ----------       ------------      ----------
           Net cash flows used by investing activities        (7,841,497)        (6,891,388)      (6,389,219)

Cash flows from financing activities
    Net increase in deposits                                   4,614,144            135,523        2,820,122
    Advances from Federal Home Loan Bank                      12,000,000         11,000,000       10,000,000
    Repayment of Federal Home Loan Bank advances              (8,000,000)        (6,000,000)      (5,000,000)
    Net increase (decrease) in advances from borrowers           (15,696)           (27,459)          78,077
    Proceeds from stock options exercised                         76,380             58,990           75,000
    Dividends paid                                              (318,159)          (329,756)        (273,677)
    Treasury stock purchased                                    (620,825)          (418,750)        (286,000)
                                                               ----------       ------------      ----------
           Net cash flows provided by financing activities     7,735,844          4,418,548        7,413,522
                                                               ----------       ------------      ----------

CHANGE IN CASH AND CASH EQUIVALENTS                            1,069,819         (1,373,782)       2,301,856
                                                               ----------       ------------      ----------

CASH AND CASH EQUIVALENTS, beginning of year                   2,564,267          3,938,049        1,636,193
                                                               ----------       ------------      ----------

    CASH AND CASH EQUIVALENTS, end of year                   $ 3,634,086        $ 2,564,267      $ 3,938,049
                                                             ============       ============     ============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS - StateFed Financial Corporation (the Company) was formed in 1993, under the laws of the State of Delaware, for the purpose of becoming a thrift holding company. The Company owns 100% of the outstanding capital stock of State Federal Savings and Loan Association (the Association). The only significant assets of the Company are cash, investment securities, real estate held for investment, and the stock of the Association. Its business consists primarily of the operation of the Association.

     The Association provides a full range of banking services to individual and corporate customers from its two offices located in Des Moines, Iowa. The Association's wholly-owned subsidiary, State Service Corporation, owns and operates residential apartment units.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of StateFed Financial Corporation, State Federal Savings and Loan Association and its wholly-owned subsidiary, State Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and the valuation of assets acquired by foreclosure, management obtains independent appraisals for significant properties.

     Management believes that the allowances for losses on loans and valuations of assets acquired by foreclosure are adequate and appropriate. While management uses available information to recognize losses on loans and assets acquired by foreclosure, future loss may be accruable based on changes in economic conditions, particularly the economic conditions of central Iowa. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and valuations of assets acquired by foreclosure. Such agencies may require the Company to recognize additional losses based on their judgment of information available to them at the time of their examination.

     INVESTMENTS IN CERTIFICATES OF DEPOSIT - The Company invests in certificates of deposit issued by other federally insured financial institutions located throughout the United States. The Company limits its investments in certificates to $100,000 per financial institution. The investments in certificates of deposit are carried at cost. Brokerage or other fees paid to acquire the certificates are capitalized and amortized against interest income, using the interest method, over the term of the certificate.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     INVESTMENT AND OTHER SECURITIES - Investments in debt securities which management has the intent and the Company has the ability to hold to maturity are carried at cost, adjusted for purchase premiums or discounts. Purchase premiums or discounts are recognized in interest income using the interest method over the period to maturity.

     Debt securities to be held for indefinite periods of time, including debt securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available-for-sale and are carried at the lower of cost or market value. A valuation allowance is established if the aggregate cost of debt securities held for sale exceeds their aggregate market value. Changes in the valuation allowance are reflected as a separate component of the Company's stockholders' equity.

     The Association, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

     All other equity securities are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance that is shown as a reduction in the carrying value of the related securities and as a corresponding reduction in stockholders' equity if the decline in market value is deemed to be temporary.

     Gains and losses on the sale of investment securities are determined using the specific identification method.

     LOANS RECEIVABLE - Loans receivable are stated at unpaid principal balances, less an allowance for loan losses, deferred loan origination fees, and discounts. The Company has both the intent and the ability to hold loans receivable to maturity.

     A valuation allowance is provided for estimated losses on loans when a probable and reasonably estimable loss or decline in value occurs. Loans are reviewed periodically to determine potential problems at an early date. The Company's experience has shown that foreclosures on loans can result in some loss. Therefore, in addition to an allowance for specific loans, the Company makes a provision for losses based in part on experience and part on prevailing market conditions. Additions to allowances are charged to earnings.

     Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status. The Company had non-accrual loans with balances aggregating $810,000 and $311,000 at June 30, 1997 and 1996, respectively.

     The Company defers loan fees (net of direct loan origination costs) received in the origination process, and recognizes those fees over the contractual life of the related loan as a yield adjustment.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     PROPERTY ACQUIRED IN SETTLEMENT OF LOANS - Property acquired in the settlement of loans, or where the loan is in-substance foreclosed, is initially recorded at the lower of fair value (less estimated costs to sell the real estate) at the date of foreclosure, or the loan balance. Costs relating to improvement of the property are capitalized, whereas costs relating to the holding of the property are expensed. Valuation allowances are established and adjusted periodically by management if the carrying value of the property exceeds its fair value, less estimated costs to sell the property.

     OFFICE PROPERTY AND EQUIPMENT - Property and equipment acquired by the Company is recorded at cost. Depreciation is provided using straight-line or accelerated methods over the estimated useful lives of the related assets.

     FINANCIAL INSTRUMENTS - The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

     ADVERTISING COSTS - Advertising costs are expensed as incurred.

     INCOME TAXES - The Company provides for deferred income taxes using an asset-and-liability method of accounting for income taxes. Under the asset-and-liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

     The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns.

     EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS - During October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services for nonemployees. SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years beginning with fiscal year 1996. The Company has elected to continue to measure compensation cost using APB 25, therefore the adoption of SFAS No. 123 did not impact the Company's financial condition or results of operations. The Company did not grant any awards during fiscal 1997 or 1996.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     During June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers of financial assets that are secured borrowings. SFAS 125 also requires that a liability can be derecognized only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from the liability either judicially or by the creditor. SFAS 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. SFAS No. 127, issued by the FASB in January 1997, amends FASB Statement No. 125 and postpones the effective date of certain provisions of SFAS No. 125 until December 31, 1997.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This Statement establishes standards of computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented.

     The FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," in February 1997. This Statement establishes standards for disclosing information about an entity's capital structure and applies to all entities. SFAS 129 codifies certain existing disclosures about an entity's capital structure. This Statement is effective for financial statement periods ending after December 15, 1997.

     The FASB issued SFAS No. 130, "Reporting Comprehensive Income", in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     During June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business". The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated.

     The Company expects to adopt these statements when required. Management believes adoption will not have a material effect on financial position and results of operations, nor will adoption require additional capital resources.

     EARNINGS PER SHARE - Earnings per share have been computed on the basis of the weighted average number of shares outstanding during the period, plus the shares that would be issued assuming the exercise of dilutive stock options. The weighted average number of common and common stock equivalents include shares of restricted stock issued in accordance with the recognition and retention plan established by the Company. In addition, shares of common stock issued to the Employee Stock Ownership Plan (ESOP) trust for the benefit of the employees of the Company and its subsidiaries. Shares that have been committed to be released are considered outstanding and ESOP shares that have not been committed to be released are not considered outstanding.

     FINANCIAL STATEMENT PRESENTATION - Certain items in prior year financial statements have been reclassified to conform to the 1997 presentation.

NOTE B - STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less, when purchased, to be cash equivalents.

                              Years Ended June 30,
                                                                     ------------------------------------------------
                                                                          1997            1996             1995
                                                                     --------------- ---------------- ---------------
      Supplemental Disclosures of Cash Flow Information
         Income taxes paid                                             $    441,000      $   533,000     $   510,000
                                                                     =============== ================ ===============
         Interest paid on deposits and FHLB advances
           (includes interest credited to deposit accounts)            $  3,627,000      $ 3,182,000     $ 2,573,000
                                                                     =============== ================ ===============

     Noncash Investing and Financing Activities

     During fiscal year 1997, property acquired through foreclosure totaled $449,000. The Company also financed $299,000 of loans for borrowers to purchase real estate owned by the Company.

     The Company had no significant noncash investing or financing activities during the years ended June 30, 1996 and 1995.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - INVESTMENTS IN CERTIFICATES OF DEPOSIT

     The Company invests in certificates of deposit issued by other financial institutions, up to a maximum of $100,000 per institution. Following is a summary of the future maturities of the certificates at June 30, 1997:

                                                     Interest
                                                       Rate               Amount
                                                -------------------- -----------------
         Mature during fiscal year:
            1998                                   5.40% - 9.00%         $  3,250,000
            1999                                   5.25% - 5.90%              693,000
            2000                                   6.70% - 7.00%              289,000
            2001                                   6.85% - 7.00%              198,000
                                                                     -----------------
                                                                            4,430,000
         Unamortized broker fees                                                5,425
                                                                     -----------------
                                                                          $ 4,435,425
                                                                     =================

     Following is a summary of certificates by interest rate range:

                                                         June 30,
                                            ----------------------------------
                                                  1997             1996
                                            ----------------- ----------------
         Interest rates:
            5.00% - 5.99%                        $ 1,971,000      $ 1,971,000
            6.00% - 6.99%                          2,071,000
                                                                    2,170,000
            7.00% - 7.99%                            289,000          190,000
            Over 8%                                   99,000           99,000
                                            ----------------- ----------------
                                                   4,430,000        4,430,000
            Unamortized broker fees                    5,425            9,567
                                            ----------------- ----------------
                                                 $ 4,435,425      $ 4,439,567
                                            ================= ================

NOTE D - INVESTMENT SECURITIES

     Following is a summary of investment securities (all securities are classified as available-for-sale):

                                                                      Gross           Gross
                                                    Amortized       Unrealized      Unrealized         Fair
                                                       Cost           Gains           Losses          Value
                                                  --------------- --------------- --------------- ---------------
            June 30, 1997:
               U.S. government and agency
                 debt securities                      $2,250,000     $    20,055     $    13,428      $2,256,627
               Equity securities                       1,169,706          51,462             627       1,220,541
                                                  --------------- --------------- --------------- ---------------
                                                      $3,419,706     $    71,517     $    14,055      $3,477,168
                                                  =============== =============== =============== ===============
            June 30, 1996:
               U.S. government and agency
                 debt securities                      $1,650,649     $    11,087     $    37,806      $1,623,930
                Equity securities                        718,650           5,968           1,500         723,118
                                                  --------------- --------------- --------------- ---------------
                                                      $2,369,299     $    17,055     $    39,306      $2,347,048
                                                  =============== =============== =============== ===============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - INVESTMENT SECURITIES - Continued

     During fiscal year 1996, as allowed by the Financial Accounting Standards Board, management re-evaluated the classification of its security portfolio as trading, available-for-sale, or held-to-maturity. As a result of this re-evaluation, management elected to change the classification of debt securities previously classified as held-to-maturity to the available-for-sale category. Securities with a carrying value and fair value of approximately $1,500,000 were reclassified as available-for-sale. No transfers of securities between classifications were made during 1997 or 1995.

     The contractual maturities of debt securities are shown below. Actual maturities are expected to differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                Estimated
                                                              Amortized           Market
                                                                 Cost             Value
                                                           --------------- ----------------
         Due in one year or less                              $                $
                                                                        -                -
         Due after one year through five years                    399,750          410,572
         Due after five years through ten years                   952,250          951,219
         Due after ten years                                      898,000          894,836
                                                           --------------- ----------------
                                                              $ 2,250,000      $ 2,256,627
                                                           =============== ================

     The Company had no realized gains or losses on sale of investment securities available-for-sale during fiscal year 1997 and 1995. During fiscal year 1996, the Company had gross realized losses of $23,787 and no realized gains. Proceeds from the sale of available-for-sale equity securities during 1996 totaled $253,420.

     Following is a summary of investment income:

                                                               Years Ended June 30,
                                                      -------------------------------------------
                                                        1997           1996            1995
                                                      ------------ -------------- ---------------
         U.S. government and agency securities         $  109,834    $   106,087     $    11,098
         Investments in certificates of deposit           262,253        285,115         352,610
         FHLB stock dividends                              64,262         44,196          38,299
         Interest-bearing cash accounts                   144,655        124,866         102,890
         Equity securities dividends                       73,677         14,808          57,663
                                                      ------------ -------------- ---------------
                                                       $  654,681    $   575,072      $  562,560
                                                      ============ ============== ===============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET

     Following is a summary of loans receivable:

                                                                                June 30,
                                                                    ----------------------------------
                                                                          1997             1996
                                                                    ----------------- ----------------
         Real estate mortgage loans:
            Secured by one-to-four family residences                    $44,581,692   $    42,842,841
            Secured by commercial and multi-family real estate           20,469,228        17,996,720
            Construction loans                                            3,543,880         3,126,300
                                                                    ----------------- ----------------
               Total real estate mortgage loans                          68,594,800        63,965,861

         Consumer and other loans                                         1,133,198           875,212
                                                                    ----------------- ----------------
                                                                         69,727,998        64,841,073
         Less:
            Allowance for loan losses                                      (221,355)         (240,278)
            Undisbursed portion of mortgage loans                          (993,492)       (1,567,451)
            Unamortized balance on purchased loan discounts                  (8,169)          (10,926)
            Deferred loan fees                                             (327,236)         (313,931)
                                                                    ----------------- ----------------

               Loans receivable, net                                $    68,177,746       $62,708,487
                                                                    ================= ================

     A significant portion of loans receivable consist of first mortgage loans issued to finance purchases of real estate, principally one-to-four family residences. The real estate is located primarily in the greater Des Moines area. There is no significant concentration of credit risk to specific industries.

     The economic condition of the Company's market area can affect its borrowers' ability to repay their loans. The Company has no significant restructured troubled debt.

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Statement of Financial Condition.

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

     At June 30, 1997, the Company had outstanding commitments to fund real estate loans of $731,500, including $231,500 for fixed rate loans.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET - Continued

     Loan commitments are agreements to lend to customers as long as there are no violations of any conditions established in the contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held is primarily residential and commercial real estate, but may include autos, consumer goods and other assets.

     Loan customers of the Company include certain executive officers, employees, members of the board of directors, and their related interests. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at June 30, 1997 and 1996 amounted to $1,062,000 and $1,046,000, respectively. During the year ended June 30, 1997, there were new loans to this group totaling $205,600 and repayments totaling $189,600.

     The Company serviced participation loans with outstanding balances totaling $7,374,000 and $7,753,000 at June 30, 1997 and 1996 respectively. The
     Company's portion of these loans totaled $3,414,000 and $3,654,000 at June 30, 1997 and 1996, respectively.

     Activity in the allowance for loan losses is summarized as follows:

                                                           Years Ended June 30,
                                                 --------------------------------------------
                                                    1997           1996            1995
                                                 ------------- -------------- ---------------
         Balance at beginning of year             $ 240,278      $   216,278     $ 193,773
            Provision charged to income              36,000           24,000        24,000
            Charge-offs                             (54,923)                        (1,495)
                                                                           -
                                                 ------------- -------------- ---------------

         Balance at end of year                   $ 221,355      $   240,278     $ 216,278
                                                 ============= ============== ===============

     Impaired loans as of June 30, 1997 and 1996 totaled approximately $192,000 and $387,000, respectively. The total allowance for loan losses specifically related to these loans was $5,100 and $3,500 on June 30, 1997 and 1996, respectively. Interest income on impaired loans of $3,800 and none was recognized for cash payments received for the years ended June 30, 1997 and 1996, respectively.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F - REAL ESTATE ACQUIRED FOR DEVELOPMENT

     Following is a summary of real estate acquired for development, which the Company records at the lower of cost or fair value:

                                                                   June 30,
                                                         ------------------------------
                                                           1997             1996
                                                         ------------- ----------------
         Undeveloped residential building lot              $   43,109     $     43,109
         Townhouse construction project                       392,375          316,485
                                                         ------------- ----------------

                                                           $  435,484     $    359,594
                                                         ============= ================

     The Company has agreed to advance up to $450,000 for the development of a townhouse project located in Des Moines, Iowa. The Company is accounting for this venture as a real estate development project.

NOTE G - REAL ESTATE HELD FOR INVESTMENT

     The Company owns and operates a sixty unit apartment complex in the Des Moines area. The units rent for $425 to $450 per month under rental agreements which do not exceed one year.

     The Company is also constructing a 22 unit apartment complex located in Des Moines, Iowa. Total construction costs are expected to be approximately $1,200,000. Following is a summary of the investment in these real estate projects:

                                                                      June 30,
                                                           --------------------------------
                                                               1997             1996
                                                           --------------- ----------------
         Construction in process - rental real estate       $  935,873       $    25,882
         Rental real estate, at cost                         1,402,155         1,714,913
         Less accumulated depreciation                        (404,496)         (564,923)
                                                           --------------- ----------------

            Net real estate held for investment             $1,933,532       $ 1,175,872
                                                           =============== ================

     During 1997, the Company sold an eight-unit apartment building and realized a gain of $131,048 from the sale.

NOTE H - PROPERTY ACQUIRED IN SETTLEMENT OF LOANS

     At June 30, 1997 the Company held two one-to-four family homes, with a carrying value of $333,939, which were acquired during 1997 in the settlement of loans. Management is actively marketing the properties and anticipates selling them in the near future. Management believes the carrying value of the properties does not exceed the fair value of the properties, less anticipated selling costs.

     No gains or losses were recognized from adjusting the carrying value of property acquired in settlements of loans to fair value during 1997, 1996 or 1995.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - OFFICE PROPERTY AND EQUIPMENT

     Following is a summary of office property and equipment:

                                                                  June 30,
                                                      --------------------------------
                                                          1997             1996
                                                      --------------- ----------------
         Land                                          $1,012,609       $   996,934
         Office building                                  464,986           491,356
         Furniture, fixtures and equipment                373,958           373,958
                                                      --------------- ----------------
                                                        1,851,553         1,862,248
         Less accumulated depreciation                   (432,571)         (397,452)
                                                      --------------- ----------------

            Office property and equipment, net        $ 1,418,982      $  1,464,796
                                                      =============== ================

     The office building has six tenants, primarily with month-to-month lease agreements, at June 30, 1997. Aggregate monthly rental receipts total approximately $4,500.

NOTE J - ACCRUED INTEREST RECEIVABLE

     Following is a summary of accrued interest receivable:

                                                                                   June 30,
                                                                          -----------------------------
                                                                           1997             1996
                                                                          ------------ ----------------
         Investments in certificates of deposit interest                  $    15,495      $    18,592
         U.S. Government and agency securities interest receivable             34,211           23,089
         Loans receivable interest                                            517,772          492,025
                                                                          ------------ ----------------

                                                                          $   567,478      $   533,706
                                                                          ============ ================

NOTE K - DEPOSITS

     Savings deposit customers are primarily greater Des Moines area individuals and businesses. Deposits with balances in excess of $100,000 totaled $3,417,010 and $2,230,000 at June 30, 1997 and 1996, respectively.
     Non-interest bearing deposit accounts totaled approximately $1,091,000 and $22,000 at June 30, 1997 and 1996, respectively.

     Deposit accounts held by members of the board of director and executive officers totaled $524,000 and $932,000 at June 30, 1997 and 1996, respectively.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - DEPOSITS - Continued

     Following is a summary of savings deposits as of June 30, 1997 and 1996 and interest expense relating to those deposits for the years then ended:

                                                              1997                            1996
                                                  ------------------------------ -------------------------------
                                                   Outstanding      Interest      Outstanding       Interest
                                                     Balance        Expense         Balance         Expense
                                                  -------------- --------------- --------------- ---------------
       Demand deposits                              $ 1,708,260   $    22,689       $ 1,867,295   $    42,879
       Savings and money market deposits              7,525,309       230,329         7,541,974       237,215
       Certificates of deposits                      41,112,403     2,315,215        36,322,559     2,177,332
                                                    -----------   -------------    ------------   -------------
                                                    $50,345,972     2,568,233       $45,731,828     2,457,426
                                                    ===========                    ============
       Less penalties for early withdrawals                           (13,211)                         (3,291)
                                                                  --------------                  --------------

                                                                  $ 2,555,022                     $ 2,454,135
                                                                  ==============                  ==============

     At June 30, 1997, the scheduled maturities of certificates of deposits are as follows:

       Fiscal year ending June 30:
          1998                            $ 22,018,520
          1999                              12,730,346
          2000                               3,444,705
          2001                               1,495,440
          2002                               1,098,513
          Thereafter                           324,879
                                       ----------------

                                          $ 41,112,403
                                       ================

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank of Des Moines, which are secured by a blanket pledge agreement, including all stock in the FHLB and qualifying first mortgage loans, consisted of the following at June 30, 1997:

         - A variable rate open line of credit of $7,000,000 which expires December 11, 1997. The line of credit may be prepaid without penalty. Outstanding advances may not exceed 15% of assets. The interest rate on outstanding advances was 6.90% at June 30, 1997. The outstanding balance under the line was $7,000,000 at June 30, 1997.

         - The following fixed rate advances, which are subject to prepayment penalties:

                     Maturity Date      Interest Rate          Amount
                --------------------- -------------------- --------------
                September 12, 1997          5.87%          $  2,000,000
                September 24, 1997          5.76%             2,000,000
                June 25, 1998               5.86%             3,000,000
                September 14, 1998          5.94%             2,000,000
                November 2, 2001            6.46%             3,000,000
                                                          ==============
                                                           $ 12,000,000
                                                          ==============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK - Continued

     Scheduled maturities of the advances are as follows:

                                                                  Weighted
         Year ending June 30,                    Amount         Average Rate
                                            ----------------- ----------------
            1998                                $ 14,000,000        6.35%
            1999                                   2,000,000        5.94%
            2000                                           -           -%
            2001                                           -           -%
            2002                                   3,000,000        6.46%
                                            -----------------
                                                $ 19,000,000
                                            =================

NOTE M - INCOME TAXES

     Prior to the year ended June 30, 1997, the savings and loan subsidiary was allowed a special bad debt deduction based on a percentage of taxable income (8%), or on specified experience formulas, subject to certain limitations based on aggregate loan balances at the end of the year. Under new legislation, the special bad debt deduction was repealed for thrift institutions. The legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since January 1, 1988 (approximately $340,000). Recapture of pre-1988 reserves (approximately $1,353,000) is required only under limited circumstances, such as if a thrift pays dividends in excess of its earnings and profits or liquidates. The legislation is not expected to have a material effect on results of operations as the Association has provided a deferred tax liability for special bad debt deductions since January 1, 1988. The Company, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $520,000 relating to pre-1988 bad debt reserves.

     Taxes on income are comprised of:

                                                         Years Ended June 30,
                ------------------------------------------------------------------------------------------------------
                              1997                               1996                              1995
                ---------------------------------- --------------------------------- ---------------------------------
                 Federal      State      Total      Federal      State     Total      Federal     State       Total
                ----------- ---------- ----------- ----------- --------- ----------- ---------- ----------- ----------
      Current    $393,818   $ 71,000    $464,818   $435,000    $ 75,800   $510,800   $475,698    $ 74,000   $549,698
      Deferred     32,100      5,900      38,000
                                                    (30,100)     (5,300)   (35,400)   (53,100)    (10,100)   (63,200)
                ----------- ---------- ----------- ----------  --------- ----------- ---------- ----------- ----------
         Total   $425,918   $ 76,900    $502,818   $404,900    $ 70,500   $475,400   $422,598    $ 63,900   $486,498
                =========== ==========  ========== ==========  ========= =========== ========== =========== ==========

     Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:

                                                                   Years Ended June 30,
                                                         --------------------------------------------
                                                            1997           1996            1995
                                                         ------------- -------------- ---------------
         Computed "expected" taxes on income               $484,200       $ 461,800       $ 448,800
         State taxes, net of federal benefit                 55,000          46,800          42,100
         Low income housing tax credits                     (57,500)        (30,500)            -
         Other adjustments                                   21,118          (2,700)         (4,402)
                                                         ------------- -------------- ---------------

            Provision for income taxes                     $502,818       $ 475,400       $ 486,498
                                                         ============= ============== ===============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - INCOME TAXES - Continued

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax liability at June 30, 1997 and 1996 were as follows:

                              Years Ended June 30,
                                                                              ----------------------------------
                                                                                    1997             1996
                                                                              ----------------- ----------------
         Federal Home Loan Bank stock (income tax payable when
           shares received as stock dividends are sold)                          $   63,900         $  63,900
         Real estate and equipment (depreciation method differences)                 90,100           103,100
         Compensation agreements (deductible when paid for income
            tax reporting purposes)                                                 (22,800)          (12,700)
         Loan fees deferred for financial reporting purposes                        (41,600)          (60,500)
         Allowance for loan losses                                                   44,400            47,700
         Deferred installment sale gains                                             36,400                 -
         Other                                                                          600            (8,500)
                                                                              ----------------- ----------------

            Net deferred income tax liability                                     $ 171,000         $ 133,000
                                                                              ================= ================

     No valuation allowance was recorded against deferred tax assets at June 30, 1997 or 1996.

NOTE N - EMPLOYEE BENEFITS

     EMPLOYEE PENSION PLAN - The Company has a defined contribution pension plan available to qualifying employees. Contributions are at the discretion of the Company. No contributions were made by the Company for the years ended June 30, 1997, 1996 and 1995.

     RECOGNITION AND RETENTION PLAN (RRP) - The Company has a Recognition and Retention Plan that provides directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company earn (i.e., become vested in) shares of common stock covered by the award at a rate of 25% per year starting one year from the date of the grant. Of the 34,385 shares reserved for issuance under the RRP, 30,861 shares had been awarded to directors, officers and other key employees as of June 30, 1997. Expense of approximately $32,100, $64,300 and $122,000 was recorded for the RRP for the years ended June 30, 1997, 1996 and 1995, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - The Company has also established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained an age of 21 are eligible to participate. The ESOP borrowed $687,700 from the Company to purchase up to 8% of the common stock or 68,770 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan is repaid principally from the Association's discretionary contributions to the ESOP over a period of seven years (through June 30, 2000). The interest rate for the loan is 7%. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of $131,100, $137,000 and $105,940 was recorded relative to the ESOP for the years ended June 30, 1997, 1996 and 1995, respectively.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N - EMPLOYEE BENEFITS - Continued

     Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP (July 1, 1993). Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability will not receive any benefit under the ESOP. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

     As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP shares were as follows:

                                                            June 30,
                                                   ---------------------------
                                                       1997          1996
                                                   ------------ --------------
         Allocated shares                               19,767         12,348
         Shares released for allocation                  7,598          7,963
         Shares sold for distributions                       -           (544)
         Distributions of shares                             -              -
         Unreleased shares                              40,659         48,257
                                                   ------------ --------------
            Total ESOP shares                           68,024         68,024
                                                   ============ ==============

         Fair value of unreleased shares            $  772,521     $  800,679
                                                   ============ ==============

     STOCK OPTION PLAN - The Company authorized options for 85,962 shares of common stock under the 1993 Stock Option and Incentive Plan (the "Plan"). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. During 1994, the Company's Compensation Committee granted options for 68,770 shares to certain officers, directors and employees, at an exercise price of $10 per share. No additional options have been granted since 1994. Stock options vest at a rate of 20% per year.

                                                        Year ended June 30,
                                                     --------------------------
                                                        1997          1996
                                                     ----------- --------------
         Unexercised options, beginning of year       55,371          61,270
         Stock options exercised                      (7,638)         (5,899)
                                                     ----------- --------------

            Unexercised options, end of year          47,733          55,371
                                                     =========== ==============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N - EMPLOYEE BENEFITS - Continued

     STOCK-BASED COMPENSATION COSTS - Compensation costs related to stock-based compensation plans (RRP plan and stock option plan) totaled $32,142, $64,302 and $122,166 for the years ended June 30, 1997, 1996 and 1995, respectively.

     SIMPLIFIED EMPLOYEE PENSION PLAN - During fiscal year 1997, the Company adopted a simplified employee pension plan (SEP). The plan allows employees, over the age of eighteen, to make tax-deferred contributions to the SEP. The Company is also allowed to make discretionary contributions to the SEP. No Company discretionary contributions were made to the SEP during fiscal year 1997.

     EMPLOYMENT AGREEMENTS - The Company has entered into certain employment agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change in control of the Company and the employees are involuntarily terminated within twelve months of the change in control. A change in control is generally triggered by the acquisition or control of 10% or more of the common stock.

NOTE O - REGULATORY AND CAPITAL MATTERS

     The Association is required to maintain prescribed levels of regulatory capital. The regulations require institutions to have minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum of 3% core capital ratio, and 8% risk-based capital. At June 30, 1997 and 1996, the Association's capital exceeded regulatory capital requirements. At June 30, 1997, the Association's regulatory tangible capital and core capital ratios were 11.6%. The risk-adjusted capital ratio was 19.29%.

     Following is a reconciliation of capital under generally accepted accounting principles (GAAP) to regulatory capital:

                                                                                June 30, 1997
                                                               --------------------------------------------------
                                                                  Tangible           Core          Risk-Based
                                                                   Capital          Capital          Capital
                                                               ---------------- ---------------- ----------------
         GAAP capital of Association                            $10,521,000       $10,521,000       $10,521,000
         Add - Allowance for loan losses                                  -                 -           221,000
         Less:
            Unrealized gains on available-for-sale securities       (28,000)          (28,000)          (28,000)
            Non-includable investment in subsidiary              (1,156,000)       (1,156,000)       (1,156,000)
                                                               ---------------- ---------------- ----------------
         Regulatory capital - computed                            9,337,000         9,337,000         9,558,000
         Minimum capital requirement                              1,207,000         2,414,000         3,892,000
                                                               ---------------- ---------------- ----------------

            Regulatory capital - excess                         $ 8,130,000       $ 6,923,000       $ 5,666,000
                                                               ================ ================ ================

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O - REGULATORY AND CAPITAL MATTERS - Continued

     The Association may not declare or pay a cash dividend to the Company if the effect would cause the net worth of the Association to be reduced below either the amount required for the liquidation account or the net worth requirement imposed by the Office of Thrift Supervision (OTS), and if all capital requirements continue to be met, may not declare or pay a cash dividend in excess of the Association's net earnings for the fiscal year in which the dividend is declared plus one-half of the surplus over the capital requirements, without prior approval of the OTS. OTS approval is required for the Association to pay dividends in excess of these limitations.

     The Association established a liquidation account when it converted from a federally chartered mutual savings bank to a federally chartered stock savings bank. The liquidation account is equal to the Association's net worth as of the date of the consolidated financial statements contained in the final prospectus used to sell the common stock at June 30, 1993. The liquidation account will be maintained for the benefit of depositors with deposits as of the March 31, 1993 eligibility record date, who continue to maintain their deposits in the Association after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of retained earnings.

     Under Federal regulations, the Association may not declare or pay a cash dividend on or repurchase any of its stock if the effect thereof would cause the Association's regulatory capital to be reduced below the amount required for the liquidation accounts or the regulatory capital requirements of the OTS. In addition, banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions, with prior notice to the OTS, during any calendar year up to 100% of net income for the year plus 50% of the amounts in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. The Association currently exceeds its fully-phased in capital requirements and has not been notified of a need for more than normal supervision.

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

     Cash and Amounts Due From Depository Institutions - The carrying amounts of cash and amounts due from depository institutions approximate their fair value.

     Investments in Certificates of Deposits - The fair values disclosed for investments in certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently available on certificates to a schedule of aggregated remaining maturities of the certificates.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS - Continued

     Available-for-Sale and Held-to-Maturity Investment Securities - Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities (Federal Home Loan Bank stock) approximate fair values.

     Loans Receivable - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Deposit Liabilities - The fair values disclosed for NOW, money market and passbook savings accounts equal their carrying amounts. Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the certificates.

     Advances from the Federal Home Loan Bank - The fair value of the Company's debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The estimated fair values of the Company's financial instruments are as follows:

                                                              June 30, 1997                   June 30, 1996
                                                      ------------------------------- -------------------------------
                                                         Carrying          Fair          Carrying          Fair
                                                          Amount          Value           Amount          Value
                                                      --------------- --------------- --------------- ---------------
       Financial assets
          Cash and cash equivalents                       $3,634,086      $3,634,086      $2,564,267      $2,564,267
          Investments in certificates of deposit           4,435,425       4,430,000       4,439,567       4,424,600
          Investment securities available-for-sale         3,477,168       3,477,168       2,347,048       2,347,048
          Loans receivable                                68,177,746      68,380,000      62,708,487      62,875,000
          Federal Home Loan Bank stock                       950,000         950,000         750,000         750,000
       Financial liabilities
          Deposits                                        50,345,972      50,640,000      45,731,828      46,169,000
          Advances from Federal Home Loan Bank            19,000,000      18,957,000      15,000,000      14,961,000

NOTE Q - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

     The Company had cash deposits of approximately $3,000,000 at the Federal Home Loan Bank of Des Moines at June 30, 1997.

     The Company grants mortgage, consumer and business loans primarily to customers within the state. The Company's net investment in loans is subject to a significant concentration of credit risk given that the investment is primarily within a specific geographic area.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

     As of June 30, 1997, the Company had a net investment of $68,177,746 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Company policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Company's policy is to foreclose or repossess collateral on which it has filed liens.

     In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Company would incur a loss equal to the loan balance.

NOTE R - RECENT DEVELOPMENTS

     Deposits of the Association are insured by the Savings Association Insurance Fund (SAIF) as administered by the FDIC. The FDIC also maintains another insurance fund, the Bank Insurance Fund (BIF), which primarily insures commercial bank deposits. Effective September 30, 1996, federal law was revised to mandate a one-time special assessment of SAIF members, such as the Association, of deposits held on March 31, 1995. The Association has reflected a $291,331 pre-tax expense for this assessment for the year ended June 30, 1997. Beginning January 1, 1997, deposit insurance assessments for SAIF members were reduced to approximately .064% of deposits and are expected to remain at that rate through the end of 1999. During this same period, BIF members are expected to be assessed approximately .013% of deposits. Thereafter, assessments for BIF and SAIF members should be the same and SAIF and BIF may be merged. It is expected that these continuing assessments for both SAIF and BIF members will be used to repay outstanding Financing Corporation bond obligations.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

   Following are condensed financial statements of the parent company, StateFed Financial Corporation:

                             Condensed Balance Sheet

                                                                          June 30,
                                                              --------------------------------
   Assets                                                         1997              1996
                                                              -------------     --------------
   Cash and cash equivalents                                  $    706,956       $    803,770
   Investments in certificates of deposits                         690,127            690,796
   Investment in subsidiary                                     10,464,204         10,580,885
   Advances to subsidiary                                          285,291            804,702
   Investment securities                                           199,680            123,618
   Contract notes receivable                                       827,457            809,954
   ESOP note receivable - subsidiary                               447,005            515,775
   Real estate acquired for development                            435,484            359,595
   Real estate held for investment                                 935,873             25,881
   Other assets                                                    317,044            352,259
                                                              -------------     --------------
                                                              $ 15,309,121       $ 15,067,235
                                                              =============     ==============
   Liabilities
   Dividends payable                                          $     78,372       $     81,349
   Other liabilities                                                26,118             30,862
                                                              -------------     --------------
                                                                   104,490            112,211
   Stockholders' equity
   Common stock                                                      8,905              8,905
   Additional paid-in capital                                    8,398,857          8,376,924
   Retained earnings                                             8,752,218          8,146,074
   Treasury stock                                               (1,560,859)        (1,049,358)
   Less common stock acquired by:
     Employee stock ownership plan                                (413,940)          (490,211)
     Retention and recognition plan                                 (9,636)           (41,778)
   Net realized gains on available-for-sale securities              29,086              4,468
                                                              -------------     --------------
                                                                15,204,631         14,955,024
                                                              -------------     --------------
                                                              $ 15,309,121       $ 15,067,235
                                                              =============     ==============

                          Condensed Statement of Income

                                                                 Year ended June 30,
                                                    -----------------------------------------------
                                                        1997           1996              1995
                                                    -------------  -------------     --------------
   Operating income - interest and dividend income     $ 194,709      $ 167,429          $ 159,676
   Operating expenses                                     49,932         77,194             79,792
                                                    -------------  -------------     --------------

   Income before undistributed income of subsidiary      144,777         90,235             79,884

   Equity in undistributed income of subsidiary          770,240        827,699            730,556
                                                    -------------  -------------     --------------

   Income before income tax                              915,017        917,934            810,440

   Provision for income tax                               (6,302)        35,080              6,600
                                                    -------------  -------------     --------------

     Net income                                        $ 921,319      $ 882,854          $ 803,840
                                                    =============  =============     ==============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS - Continued

                        Condensed Statement of Cash Flows

                                                                   Year ended June 30,
                                                       -----------------------------------------------
                                                           1997           1996              1995
                                                       -------------  -------------     --------------
   Cash flows from operating activities:
     Net income                                          $  921,325     $  882,854         $  803,840
     Dividends received from subsidiary                   1,000,000      1,000,000            975,000
     Deferred income taxes                                    5,692         (8,990)                 -
     Adjustments to reconcile net income to net cash from operating activities:
       Equity in undistributed income of subsidiary        (770,240)      (827,701)          (730,556)
       Other                                                 28,450         33,481             (1,515)
                                                       -------------  -------------     --------------
        Net cash from operating activities                1,185,227      1,079,644          1,046,769

   Cash flows from investing activities:
     Purchase of investment securities                      (51,444)       (64,587)           (56,008)
     Proceeds from sale of investment securities                  -        253,420            532,930
     Investments in certificates of deposits                      -              -            (93,571)
     Proceeds from maturing certificates of deposits              -              -            198,000
     Investment in real estate for development             (938,671)      (442,550)          (352,536)
     Investment in and advances to subsidiary               519,411       (224,304)          (425,900)
     (Increase) decrease in contract notes
       receivable                                           (17,503)         6,206                  -
     Payment received on ESOP debt                           68,770         68,770             68,770
     Increase in other assets                                     -        (88,557)          (111,166)
                                                       -------------  -------------     --------------
                                                           (419,437)      (491,602)          (239,481)

   Cash flows from financing activities:
     Treasury stock purchased                              (620,825)      (418,750)          (286,000)
     Proceeds from options exercised                         76,380         58,990             91,800
     Dividends paid                                        (318,159)      (329,756)          (273,677)
                                                       -------------  -------------     --------------
                                                           (862,604)      (689,516)          (467,877)
                                                       -------------  -------------     --------------

   Net increase in cash and cash equivalents                (96,814)      (101,474)           339,411

   Cash and cash equivalents, beginning of year             803,770        905,244            565,833
                                                       -------------  -------------     --------------

     Cash and cash equivalents, end of year                 706,956      $ 803,770          $ 905,244
                                                       =============  =============     ==============

                         STATEFED FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 2:00 p.m., Des Moines, Iowa time on October 22, 1997 at 519 Sixth Avenue, Des Moines, Iowa.

STOCK LISTING

         StateFed Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. Small-Cap System under the symbol "SFFC."


PRICE RANGE OF COMMON STOCK

         The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail markup, markdown or commissions, and do not necessarily represent actual transactions.

         Dividend restrictions are described in the notes to consolidated financial statements included in this report.

   QUARTER ENDED                               HIGH          LOW      DIVIDENDS
---------------------------------------------  -----        -----     ---------
March 31, 1995...............................  14.25        11.25       .100
June 30, 1995................................  16.00        13.50       .100
September 30, 1995...........................  19.00        15.50       .100
December 31, 1995............................  19.75        17.75       .100
March 31, 1996...............................  17.75        16.25       .100
June 30, 1996................................  17.25        16.00       .100
September 30, 1996...........................  16.75        15.00       .100
December 31, 1996............................  17.25        16.25       .100
March 31, 1997...............................  18.75        16.50       .100
June 30, 1997................................  19.12(5)     18.00       .100


The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of StateFed Financial Corporation's common stock on September 5, 1997 was $21.975.

At September 8, 1997, there were 783,723 shares of StateFed Financial Corporation common stock issued and outstanding and there were approximately 700 holders of record.


SHAREHOLDERS AND GENERAL INQUIRIES            TRANSFER AGENT

John F. Golden, President and Chief           First Bankers Trust Company, N.A.
 Executive Officer                            1201 Broadway
StateFed Financial Corporation                Quincy, IL 62301
519 Sixth Avenue                              (217) 228-8000
Des Moines, Iowa  50309

ANNUAL AND OTHER REPORTS

         A copy of StateFed Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1997 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting John F. Golden, President and Chief Executive Officer, StateFed Financial Corporation, 519 Sixth Avenue, Des Moines, Iowa, 50309.

                         STATEFED FINANCIAL CORPORATION
                              CORPORATE INFORMATION


COMPANY AND ASSOCIATION ADDRESS

    519 Sixth Avenue              Telephone:    (515) 282-0236
    Des Moines, IA  50309         Fax:          (515) 282-1160



DIRECTORS OF THE BOARD


John F. Golden
         Chairman of the Board, President and Chief
         Executive Officer of StateFed Financial
         Corporation and State Federal Savings and
         Loan Association of Des Moines

Harry A. Winegar
         Retired Consultant and Appraiser for Real
         Estate Appraisal firm located in Des Moines,
         Iowa

Sidney M. Ramey
         President of Peoples Abstract Company

Eugene M. McCormick
         Retired Dentist



Andra K. Black
         Executive Vice President and Secretary of
         StateFed Financial Corporation and State
         Federal Savings and Loan Association of Des
         Moines

Kevin J. Kruse
         Corporate Counsel for the Iowa League of
         Savings Institutions

Craig Wood
         Senior Vice President and Assistant Secretary of State Federal Savings and Loan
         Association of Des Moines and StateFed
         Financial Corporation

STATEFED FINANCIAL CORPORATION EXECUTIVE OFFICERS


John F. Golden
         President and Chief Executive Officer
         Chairman of the Board

Craig Wood
         Senior Vice President and Assistant Secretary

Andra K. Black
         Executive Vice President and Secretary


INDEPENDENT AUDITORS                           SPECIAL COUNSEL

Vroman, McGowen, Hurst,                        Silver, Freedman & Taff, L.L.P.
 Clark & Smith, P.C.                           1100 New York Avenue, N.W.
317 Sixth Avenue                               Seventh Floor
Suite 400                                      Washington, D.C.  20005
Des Moines, Iowa  50309

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        STATEFED FINANCIAL CORPORATION


Date: September 29, 1997                By: /s/ John F. Golden
      ----------------------------          -----------------------------------
                                            John F. Golden
                                            (Duly Authorized Representative)

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


/s/ John F. Golden                      /s/ Craig Wood
----------------------------------      ---------------------------------------
JOHN F. GOLDEN                          CRAIG WOOD
Chairman of the Board                   Director and Senior Vice
President and Chief Executive           President
Officer

Date: September 29, 1997                Date: September 29, 1997
      ----------------------------            ---------------------------------




/s/ Harry A. Winegar                    /s/ Eugene M. McCormick
----------------------------------      ---------------------------------------
HARRY A. WINEGAR                        EUGENE M. MCCORMICK
Director                                Director

Date: September 29, 1997                Date: September 29, 1997
      ----------------------------            ---------------------------------




/s/ Sidney M. Ramey                     /s/ Kevin J. Kruse
----------------------------------      ---------------------------------------
SIDNEY M. RAMEY                         KEVIN J. KRUSE
Director                                Director

Date: September 29, 1997                Date: September 29, 1997
      ----------------------------            ---------------------------------




                                        /s/ Andra K. Black
                                        ---------------------------------------
                                        ANDRA K. BLACK
                                        Director, Executive Vice President,
                                        Secretary and Chief Financial and
                                        Accounting Officer

                                  Date: September 29, 1997
                                        ---------------------------------------