Form 10KSB, Exhibit 13
period 1998-06-30
STATEFED FINANCIAL CORP
filed 1998-09-28
CIK 912567

EXHIBIT 13

                                  ANNUAL REPORT

                                                                                               June 30,
                                                                   ----------------------------------------------------------------
                                                                    1998          1997          1996           1995          1994
                                                                   -------       -------       -------        -------       -------
                                                                                 (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets ...............................................       $89,802       $85,679       $76,705        $71,271       $62,773
Cash & cash equivalents ....................................         9,445         3,634         2,564          3,938         1,636
Certificates of deposits in other institutions .............         1,479         4,435         4,440          5,634         7,430
Investment securities ......................................         2,744         3,477         2,347          1,114           793
Loans receivable, net ......................................        68,980        68,178        62,708         56,420        49,760
Deposits ...................................................        53,672        50,346        45,732         45,596        42,776
FHLB advances ..............................................        18,965        19,000        15,000         10,000         5,000
Stockholders' equity .......................................        16,084        15,233        14,928         14,533        14,010

                                                                                          Year Ended June 30,
                                                                   ----------------------------------------------------------------
                                                                     1998         1997           1996          1995           1994
                                                                   -------       -------       -------        -------       -------
                                                                                           (In Thousands)
Selected Operations Data:
------------------------
Total interest income ......................................       $ 6,823       $ 6,407       $ 5,785        $ 5,107       $ 4,620
Total interest expense .....................................         4,043         3,626         3,194          2,601         2,179
                                                                   -------       -------       -------        -------       -------
   Net interest income .....................................         2,780         2,781         2,591          2,506         2,441
Provision for loan losses ..................................            52            36            24             24            24
                                                                   -------       -------       -------        -------       -------
   Net interest income after
    provision for loan losses ..............................         2,728         2,745         2,567          2,482         2,417
Non-interest income:
   Real estate operations ..................................           441           404           395            386           347
   Gain on sale of real estate and investments .............            44           158            41              2            28
   Net realized loss on sale of available-for-sale
    securities .............................................            --            --           (24)            --            --
   Other non-interest income ...............................           116           108            58             57            55
                                                                   -------       -------       -------        -------       -------
Total non-interest income ..................................           601           670           470            445           430
Total non-interest expense .................................         1,821         1,991         1,679          1,637         1,445
                                                                   -------       -------       -------        -------       -------
   Income before income taxes ..............................         1,508         1,424         1,358          1,290         1,402
Income tax expense .........................................           491           503           475            486           528
                                                                   -------       -------       -------        -------       -------
Net income before cumulative
  effect of change in accounting
  method ...................................................       $ 1,017       $   921           883            804           874
Cumulative effect of change in
  accounting for income taxes ..............................            --            --            --             --           (59)
                                                                   -------       -------       -------        -------       -------
Net Income .................................................       $ 1,017       $   921       $   883        $   804       $   815
                                                                   =======       =======       =======        =======       =======

                                                                                         Year Ended June 30,
                                                                   ----------------------------------------------------------------
                                                                     1998          1997          1996           1995          1994
                                                                   -------       -------       -------        -------       -------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of net income to
   average total assets) ...................................          1.15          1.12          1.20           1.20          1.33
  Interest rate spread information:
   Average during year .....................................          2.60          2.77          2.72           2.98          3.54
   End of year .............................................          2.41          2.65          2.80           2.52          3.28
  Net interest margin(1) ...................................          3.35          3.58          3.72           3.95          4.18
  Ratio of operating expense to average
   total assets ............................................          2.06          2.42          2.29           2.44          2.37
  Return on equity (ratio of net
   income to average equity) ...............................          6.51          6.19          6.00           5.62          7.84

Quality Ratios:
 Non-performing assets to total assets at
   end of year .............................................          1.50          1.55           .62            .20           .54
 Allowance for loan losses to
   non-performing loans ....................................        127.44         22.30         50.21         151.05         56.27

Capital Ratios:
 Stockholders' Equity to total assets at end
   of year .................................................         17.91         17.78         19.46          20.39         22.32
Average Stockholders' Equity to average
  assets ...................................................         17.71         18.10         20.05          21.33         16.93
 Ratio of average interest-earning assets to
  average interest-bearing liabilities .....................         1.153x        1.173x        1.218x         1.235x        1.170x
 Number of full-service offices ............................             2             2             2              2             2

(1)  Net interest income divided by average interest-earning assets.

(2)  No non-performing loans at year-end.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     When used in this filing and in future filings by StateFed Financial Corporation (the "Company") with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

     The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

     The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

General

     The principal business of the Company has historically consisted of attracting deposits from the general public, and making loans secured by residential real estate. The Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's profitability is also affected by the provision for loan losses and the level of non-interest income and expenses. Noninterest income consists primarily of service charges and other fees, gains (losses) on sales of assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, data processing expenses and other operating expenses.

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

     StateFed Financial's basic mission is to maintain a strong capital position and continue to record core earnings while serving its local community. Specifically, it offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Yet smaller portions of the Company's loans receivable consists of construction and consumer loans. Management has focused on ARM loans in recent years, achieving a loan portfolio consisting of 50.89% fixed rate loans and 49.11% adjustable rate loans at June 30, 1998.

Financial Condition

     Comparison of Fiscal Years Ended June 30,1998 and June 30, 1997.

     The Company's total assets increased from $85.7 million at June 30, 1997 to $89.8 million at June 30, 1998, an increase of $4.1 million, or 4.81%. The increase was primarily due to the increase in cash and cash equivalents of $5.8 million, the increase in property acquired in settlement of loans of $952,500, and the increase in loans receivable of $802,000. The increase in loans receivable was funded primarily from a decrease in investment in certificates of deposit held for investment of $3.0 million and an increase in deposits of $3.3 million.

     Net loans increased $802,000 from $68.2 million at June 30, 1997 to $69.0 million at June 30, 1998. The increase in the loan portfolio was comprised primarily of $16.5 million in mortgage loans originated and $2.2 million in purchased loans, partially offset by $18.2 million in principal repayments.

     Total deposits increased $3.3 million from $50.3 million at June 30, 1997 to $53.7 million at June 30, 1998. During fiscal 1998, certificates of deposit increased $3.2 million, money market accounts increased by $313,000, and NOW accounts increased $343,000, while passbook accounts decreased $538,000. The Company did not offer any special marketing programs during the 1998 fiscal year.

     Total stockholders' equity increased $ 851,300 from $15.2 million at June 30, 1997 to $16.1 million at June 30, 1998. The increase was primarily the result of net income of $1.0 million, exercised stock options of $67,200, amortization of recognition and retention plan ("RRP") awards and allocations to the Employee Stock Ownership Plan ("ESOP") totaling $200,900, and the increase in unrealized gains on available for sale securities of $62,500, offset by $184,000 expended for the repurchase of 10,000 shares of Company common stock and dividends declared totaling $312,200.

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

Results of Operations

     Comparison of Fiscal Years ended June 30, 1998 and June 30, 1997.

     General. Net income for the year ended June 30, 1997 was $1,017,000, an increase of $96,000 compared to net income for the year ended June 30, 1997 of $921,000. The increase was primarily the result of a decrease in non-interest expense of $169,900 and a decrease in income taxes of $12,400, partially offset by a decrease in non-interest income of $69,100 and an increase in the provision for loan losses of $16,000.

     Interest Income. Interest income increased $415,500 to $6.8 million for fiscal 1998 compared to $6.4 million for fiscal 1997 due primarily to an increase in the volume of loans receivable, and investment securities and other assets.

     Interest Expense. Interest expense increased $416,800 from $3.6 million for fiscal 1997 to $4.0 million in fiscal 1998. The increase was due to the increase in the balance of certificates of deposit.

     Provision for Loan Losses. The provision for loan losses for fiscal 1998 was $52,000, an increase of $16,000 compared to the year ended June 30, 1997 of $36,000. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, the local economy, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies which can order the establishment of additional general or specific allowances.

     Non-Interest Income. Non-interest income decreased from $670,000 in fiscal 1997 to $601,000 in fiscal 1998. The decrease of $69,000 is primarily the result of a $114,100 decrease in gains on sales of real estate, offset by a $36,700 increase in investment in real estate operations and a $8,400 increase in other non-interest income.

     Non-Interest Expense. Non-interest expense decreased from $2.0 million in fiscal 1997 to $1.8 million in fiscal 1998. The decrease of $170,000, or 8.53%, is primarily the result of a decrease in the Savings Association Insurance Fund special assessment of $291,000, a decrease in advertising of $19,000, and a decrease in Federal Deposit Insurance premiums of $30,000, partially offset by an increase in investment real estate operations of $23,000, an increase in other non-interest expense of $22,000, an increase in salaries and employee benefits of $96,000, an increase in occupancy expense of $14,000, and an increase in data processing services of $15,000.

     Income Tax Expense. Income tax expense was $490,000 in fiscal 1998 compared to $503,000 in fiscal 1997, a decrease of $13,000. Income taxes decreased primarily due to tax benefits of tax credits on investments.

     Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996.

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

     Non-Interest Expense. Non-interest expense increased from $1.7 million in fiscal 1996 to $2.0 million in fiscal 1997. The increase of $312,000, or 18.5%, is primarily the result of an increase in the Savings Association Insurance Fund special assessment of $291,000, an increase in advertising of $35,000, an increase in occupancy expense of $8,000 and an increase in other non-interest expense of $27,000, partially offset by a decrease of $39,000 in Federal Deposit Insurance premiums and a decrease of $7,000 in investment real estate operations.

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

     The Association focuses lending efforts toward offering adjustable-rate loan products as an alternative to more traditional fixed-rate mortgage loans. At June 30, 1998, the Company had $34.9 million of adjustable-rate loans which comprised over 49.11% of the Association's loan portfolio. StateFed Financial has not historically sold its loans.

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

     An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at June 30, 1998, the Company would qualify for an exemption from this rule.

     The following table sets forth, at June 30, 1998, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).

                                                        Estimated Increase (Decrease) in NPV
    Change in Interest Rates    Estimated NPV           ------------------------------------
         (Basis Points)           Amount                   Amount                  Percent
         --------------           ------                   ------                  -------
                                      (Dollars in Thousands)
             +400                $10,769                 $(2,421)                   (18)%
             +300                 11,645                  (1,545)                   (12)
             +200                 12,395                    (795)                    (6)
             +100                 12,924                    (266)                    (2)
               --                 13,190
             -100                 13,361                     171                       1
             -200                 13,561                     371                       3
             -300                 13,955                     765                       6
             -400                 14,495                   1,305                      10


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

                                                                         Year Ended June 30,
                                          ------------------------------------------------------------------------------------------
                                                          1998                                       1997
                                          ------------------------------------------------------------------------------------------

                                           Average      Interest                       Average     Interest
                                         Outstanding     Earned/           Yield/    Outstanding    Earned/        Yield/
                                           Balance        Paid             Rate        Balance       Paid          Rate
                                           -------        ----             ----        -------       ----          ----
                                                                        (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts .....      $ 7,881       $   380          4.82%         $ 3,255     $   145         4.45%
 Certificates of deposit invested in
   other institutions ...............        2,553           148          5.80            4,445         262         5.89
 Investment and other securities ....        3,321           241          7.26            2,483         184         7.41
 Loans receivable(1) ................       68,195         5,989          8.78           66,558       5,752         8.64
 FHLB stock .........................          950            65          6.84              912          64         7.02
                                           -------       -------       -------          -------     -------      -------
  Total interest-earning assets(1) ..      $82,900       $ 6,823          8.23          $77,653       6,407         8.25%
                                           =======       -------       -------          =======     -------      -------
Interest-Bearing Liabilities:
  Passbook accounts .................        3,889           107          2.75          $ 4,094     $   113         2.76
  NOW accounts ......................        1,901            25          1.32            1,867          23         1.23
  Money market accounts .............        3,654           132          3.61            3,283         117         3.56
  Certificates of deposit ...........       43,436         2,624          6.04           38,745       2,302         5.94
  FHLB advances .....................       18,992         1,155          6.08           18,231       1,071         5.87
                                                         -------       -------          -------     -------      -------
  Total interest-bearing liabilities       $71,872         4,043          5.63          $66,220       3,626         5.48
                                           =======       -------       -------          =======     -------      -------
Net interest income .................                    $ 2,780                                    $ 2,781
                                                         =======                                    =======
Net interest rate spread ............                                     2.60%                                     2.77%
                                                                       =======                                   =======
Net earning assets ..................      $11,028                                      $11,433
                                           =======                                      =======

Net yield on average
 interest-earning assets ............                                     3.35%                                     3.58%
                                                                       =======                                   =======
Average interest-earning assets to
 average interest-bearing liabilities                       1.53x                                     1.173x
                                                         =======                                    =======

                                                      Year Ended June 30,
                                            ------------------------------------
                                                            1996
                                            ------------------------------------
                                              Average      Interest
                                            Outstanding     Earned/      Yield/
                                              Balance        Paid         Rate
                                              -------        ----         ----
Interest-Earning Assets:
 Interest-earning bank accounts .....         $ 2,791      $   125         4.48%
 Certificates of deposit invested in
   other institutions ...............           4,918          285         5.80
 Investment and other securities ....           1,790          121         6.76
 Loans receivable(1) ................          59,480        5,210         8.76
 FHLB stock .........................             615           44         7.15
                                              -------      -------      -------
  Total interest-earning assets(1) ..         $69,594      $ 5,785         8.31%
                                              =======      -------      -------
Interest-Bearing Liabilities:
  Passbook accounts .................         $ 4,499      $   123         2.73%
  NOW accounts ......................           1,848           42         2.27
  Money market accounts .............           3,174          113         3.56
  Certificates of deposit ...........          35,763        2,176         6.08
  FHLB advances .....................          11,846          740         6.25
                                              -------      -------      -------
  Total interest-bearing liabilities          $57,130        3,194         5.59
                                              =======      -------      -------
Net interest income .................                      $ 2,591
                                                           =======

Net interest rate spread ............                                      2.72%
                                                                        =======
Net earning assets ..................         $12,464
                                              =======
Net yield on average
 interest-earning assets.............                                      3.72%
                                                                        =======
Average interest-earning assets to
 average interest-bearing liabilities                        1.218x
                                                           =======

---------------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

                                                                                      Year Ended June 30,
                                                             ----------------------------------------------------------------------
                                                                        1998 v. 1997                         1997 v. 1996
                                                             ---------------------------------     --------------------------------

                                                                   Increase                             Increase
                                                                  (Decrease)                           (Decrease)
                                                                    Due to                               Due to
                                                             -------------------                   -------------------
                                                                                       Total                                Total
                                                                                      Increase                             Increase
                                                             Volume        Rate      (Decrease)     Volume       Rate     (Decrease)
                                                             ----------------------------------------------------------------------
                                                                                       (Dollars in Thousands)
Interest-earning assets:
 Interest-earning bank accounts ......................       $ 222        $  13        $ 235        $  21        $  (1)       $  20
 Certificates of deposit invested in other
  institutions .......................................        (110)          (4)        (114)         (28)           5          (23)
 Investments and other securities ....................          61           (4)          57           50           13           63
 Loans receivable ....................................         143           94          237          613          (71)         542
 FHLB stock ..........................................           3           (2)           1           21           (1)          20
                                                             -----        -----        -----        -----        -----        -----
   Total interest-earning assets .....................       $ 319        $  97        $ 416        $ 677        $ (55)       $ 622
                                                             =====        =====        =====        =====        =====        =====

Interest-bearing liabilities:
 Passbook accounts ...................................          (6)          --           (6)         (11)           1          (10)
 NOW accounts ........................................          --            2            2          (19)          --          (19)
 Money market accounts ...............................          13            2           15            4           --            4
 Certificates of deposit .............................         283           39          322          178          (52)         126
 FHLB advances .......................................          46           38           84          377          (46)         331
                                                             -----        -----        -----        -----        -----        -----
   Total interest-bearing
    liabilities ......................................       $ 336        $  81        $ 417        $ 529        $ (97)       $ 432
                                                             =====        =====        =====        =====        =====        =====

Net interest income ..................................                                 $  (1)                                 $ 190
                                                                                       =====                                  =====

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

                                                                                               At June 30,
                                                                               -----------------------------------------
                                                                                1998              1997              1996
                                                                               -----             -----             -----
Weighted average yield on:
 Loans receivable .........................................................    8.477%            8.517%            8.548%
 Interest-earning bank accounts ...........................................    5.49              5.50              5.15
 Certificates of deposit invested in other institutions ...................    6.07              6.01              6.02
 Investments and other securities .........................................    6.71              7.33              6.30
 FHLB stock ...............................................................    6.75              7.00              7.00
   Combined weighted average yield on interest-earning assets .............    8.028             8.181             8.227
Weighted average rate paid on:
 Passbook accounts ........................................................    2.827             2.827             2.827
 NOW accounts .............................................................    1.422             1.070             2.504
 Money market accounts ....................................................    3.291             3.290             3.300
 Certificates of deposit ..................................................    6.100             5.830             5.938
 FHLB advances ............................................................    5.983             6.338             5.729
   Combined weighted average rate paid on interest- bearing
      liabilities .........................................................    5.621             5.534             5.429
Spread ....................................................................    2.407             2.647             2.798

Liquidity and Capital Resources

     The OTS requires minimum levels of liquid assets. OTS regulations presently require the Company to maintain an average daily balance of liquid assets (United State Treasury, federal agency, and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Company may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Company's regulatory liquidity at June 30, 1998 was 10.0%. In addition to the regulatory liquidity requirement, the Company is required to maintain short-term liquid assets, as defined, equal to 1.0% of the average sum of net withdrawal deposits and other liabilities, as defined. StateFed Financial's short-term liquidity ratio at June 30, 1998 was 10.0%.

     The Company's primary sources of funds consist of deposits, FHLB advances, repayments of loans and interest earned on certificates of deposits in other institutions. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

     The primary financing activity of the Company during the fiscal year ended June 30, 1998 has been the increasing deposit base. The net increase in deposits was $3.3 million during fiscal year 1998.

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

     The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1998, the Company had outstanding commitments to extend credit which amounted to $1,644,000. The Company is not aware of any trends, events or uncertainties which will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

     Certificates of deposit scheduled to mature in one year or less at June 30, 1998, totaled approximately $29.6 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Association. There can be no assurance, however, that the Association can retain all such deposits. At June 30, 1998, the Association had $19.0 million in advances from the FHLB of Des Moines outstanding.

     As a savings and loan holding company of a federal stock savings and loan association, the Company's capital currently consists of stockholders' equity including retained earnings. At June 30, 1998, the Company's stockholders' equity totaled $16.1 million, or 17.91% of assets.

     At June 30, 1998, the Association had tangible and core capital of $9.4 million, or 11.18% of adjusted total assets, respectively, which was approximately $8.1 million and $6.6 million above the minimum requirements of 1.5% and 4.0% respectively, of the adjusted total assets in effect on that date. On June 30, 1998, the Association had risk-based capital of $9.6 million (including $9.4 million in core capital), or 19.31% of risk-weighted assets of $49.8 million. This amount was $5.6 million above the 8% requirement in effect on that date. The Association is presently in compliance with the fully phased-in capital requirements.

Impact of Year 2000

     Much has been written about the potential Year 2000 problems that may arise with information technology systems. Many computer programs and other technological devices that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payments, interest and other information incorrectly or may be unable to function. Rapid and accurate data processing is essential to the operation of the Company. Data processing is also essential to most other financial institutions and the customers and suppliers of the Company.

     A third-party hardware and software company provides the material data processing of the Company. This hardware and software provider has advised the Company that it expects to be Year 2000 compliant before the end of calendar year 1998. However, if the hardware and software provider is unable to become compliant with Year 2000 issues, the Company may experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operations of the Company.

     During 1998, the Company, in the normal course of operations, installed new hardware and software supplied by the third-party data processor. The Company is conducting tests of the hardware and software for Year 2000 compliance. Based on the results of these tests and its evaluation of other hardware and software used by the Company, including other technological equipment used by the Company, management does not anticipate incurring significant additional expense to implement additional corrective actions.

     Management believes that appropriate actions have been taken to evaluate Year 2000 risks and to implement procedures necessary to address those risks. Management has also developed a contingency plan that outlines courses of actions that would be followed should the Company encounter computer processing or general operational problems arising from the Year 2000 issue.

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

Impact of New Accounting Standards

     The Financial Accounting standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes.

     The FASB also issued SFAS No. 131 in June 1997, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business". The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated.

     The Company expects to adopt these statements when required. Management believes adoption will not have a material effect on financial position and results of operations, nor will adoption require additional capital resources.

                         STATEFED FINANCIAL CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT

                                  JUNE 30, 1998

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
StateFed Financial Corporation
Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of StateFed Financial Corporation and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StateFed Financial Corporation and its subsidiary as of June 30, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

Vroman, McGowen, Hurst, Clark & Smith, P.C.



Des Moines, Iowa
August 7, 1998

                         STATEFED FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                                             June 30,
                                                                                                -----------------------------------
                                                                                                    1998                   1997
                                                                                                ------------           ------------
ASSETS
       Cash and cash equivalents
             Non-interest bearing                                                               $    338,612           $    180,607
             Interest bearing                                                                      9,106,792              3,453,479
                                                                                                ------------           ------------
                                                                                                   9,445,404              3,634,086
       Investments in certificates of deposit                                                      1,478,514              4,435,425
       Investment securities available-for-sale                                                    2,743,518              3,477,168
       Loans receivable, net                                                                      68,979,770             68,177,746
       Real estate acquired for development                                                          231,870                435,484
       Real estate held for investment, net                                                        2,262,060              1,933,532
       Property acquired in settlement of loans                                                    1,286,452                333,939
       Office property and equipment, net                                                          1,564,077              1,418,982
       Federal Home Loan Bank stock, at cost                                                         949,000                950,000
       Accrued interest receivable                                                                   542,246                567,478
       Other assets                                                                                  318,654                314,754
                                                                                                ------------           ------------

                  Total Assets                                                                  $ 89,801,565           $ 85,678,594
                                                                                                ============           ============


LIABILITIES AND STOCKHOLDERS' EQUITY
       Deposits                                                                                 $ 53,671,860           $ 50,345,972
       Advances from Federal Home Loan Bank                                                       18,964,890             19,000,000
       Advances from borrowers for taxes and insurance                                               340,686                490,053
       Accrued interest payable                                                                      134,251                128,881
       Income taxes
             Current                                                                                  19,019                 29,327
             Deferred                                                                                213,000                171,000
       Accounts payable and other liabilities                                                        295,278                201,982
       Dividends payable                                                                              78,295                 78,372
                                                                                                ------------           ------------
                  Total Liabilities                                                               73,717,279             70,445,587

       Stockholders' equity
             Preferred stock, $.01 par value, 500,000 shares authorized, none issued
             Common stock, $.005 par value, 2,000,000 shares authorized
               1,780,972 shares issued with 1,565,892 (1998) and 1,567,446
               (1997) shares outstanding                                                               8,905                  8,905
             Additional paid-in capital                                                            8,483,110              8,398,857
             Retained earnings - substantially restricted                                          9,457,310              8,752,218
             Less treasury stock (215,080 and 213,526 shares, at cost)                            (1,643,697)            (1,560,859)
             Less common stock acquired by:
                  Employee stock ownership plan                                                     (341,270)              (413,940)
                  Retention and recognition plan                                                          --                 (9,636)
             Net unrealized gains on available-for-sale securities,
              net of income taxes                                                                    119,928                 57,462
                                                                                                ------------           ------------
                  Total Stockholders' Equity                                                      16,084,286             15,233,007
                                                                                                ------------           ------------

                  Total Liabilities and Stockholders' Equity                                    $ 89,801,565           $ 85,678,594
                                                                                                ============           ============

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                  Year ended June 30,
                                                                                 --------------------------------------------------
                                                                                    1998                 1997              1996
                                                                                 -----------         -----------        -----------
INTEREST INCOME
       Loans receivable interest                                                 $ 5,987,884         $ 5,752,351        $ 5,210,354
       Investment securities and other interest                                      834,682             654,681            575,072
                                                                                 -----------         -----------        -----------
                                                                                   6,822,566           6,407,032          5,785,426
INTEREST EXPENSE
       Deposits                                                                    2,887,066           2,555,022          2,454,135
       Advances from Federal Home Loan Bank                                        1,155,461           1,070,715            740,109
                                                                                 -----------         -----------        -----------
                                                                                   4,042,527           3,625,737          3,194,244
                                                                                 -----------         -----------        -----------

             NET INTEREST INCOME                                                   2,780,039           2,781,295          2,591,182

PROVISION FOR LOAN LOSSES                                                             52,000              36,000             24,000
                                                                                 -----------         -----------        -----------

             NET INTEREST INCOME AFTER
               PROVISION FOR LOAN LOSSES                                           2,728,039           2,745,295          2,567,182

NON-INTEREST INCOME
       Investment real estate operations                                             440,718             404,035            394,519
       Gain on sales of real estate                                                   44,017             158,154             41,269
       Net realized loss on sales of available-for-sale securities                    (1,875)                 --            (23,787)
       Other                                                                         117,977             107,717             58,297
                                                                                 -----------         -----------        -----------
                                                                                     600,837             669,906            470,298
NON-INTEREST EXPENSE
       Salaries and employee benefits                                                930,892             835,207            846,725
       Investment real estate operations                                             267,824             244,224            251,650
       Occupancy expenses                                                            132,669             118,447            110,523
       Federal deposit insurance premiums                                             57,800              88,059            127,257
       SAIF special assessment                                                            --             291,331                 --
       Data processing services                                                       99,239              83,739             74,635
       Advertising                                                                    33,327              52,715             17,977
       Other                                                                         299,386             277,336            250,459
                                                                                 -----------         -----------        -----------
                                                                                   1,821,137           1,991,058          1,679,226
                                                                                 -----------         -----------        -----------
             INCOME BEFORE PROVISION
               FOR INCOME TAXES                                                    1,507,739           1,424,143          1,358,254

PROVISION FOR INCOME TAXES                                                           490,460             502,818            475,400
                                                                                 -----------         -----------        -----------

             NET INCOME                                                          $ 1,017,279         $   921,325        $   882,854
                                                                                 ===========         ===========        ===========

Basic earnings per share                                                         $      0.68         $      0.62        $      0.57
                                                                                 ===========         ===========        ===========
Diluted earnings per share                                                       $      0.66         $      0.60        $      0.55
                                                                                 ===========         ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    Years ended June 30, 1998, 1997, and 1996
                                              --------------------------------------------------------------------------------------
                                                                                                                           Common
                                                              Additional                                    Stock          Stock
                                                 Common        Paid-in        Retained       Treasury      Acquired       Acquired
                                                  Stock        Capital        Earnings        Stock         By ESOP        By RRP
                                              --------------------------------------------------------------------------------------
Balance at June 30, 1995                      $     8,905    $ 8,338,740    $ 7,591,066   $  (708,475)   $  (570,151)   $  (106,080)

 Net income for the year                                                        882,854
 Dividends declared                                                            (327,846)
 ESOP common stock released for
   allocation                                                     57,061                                      79,940
 Amortization of RRP contributions                                                                                           64,302
 Treasury stock acquired - 25,000
   shares, at cost                                                                           (418,750)
 Treasury stock reissued to fund stock
   options exercised,-5,899 shares                               (18,877)                      77,867
 Change in unrealized gains (losses)
   on available-for-sale securities
                                              --------------------------------------------------------------------------------------

Balance at June 30, 1996                            8,905      8,376,924      8,146,074    (1,049,358)      (490,211)       (41,778)

 Net income for the year                                                        921,325
 Dividends declared                                                            (315,181)
 ESOP common stock released for
   allocation                                                     54,877                                      76,271
 Amortization of RRP contributions                                                                                           32,142
 Treasury stock acquired - 37,400
   shares, at cost                                                                           (620,825)
 Treasury stock reissued to fund stock options
   exercised, -7,638 shares                                      (32,944)                     109,324
 Change in unrealized gains (losses)
   on available-for-sale securities
                                              --------------------------------------------------------------------------------------

Balance at June 30, 1997                            8,905      8,398,857      8,752,218    (1,560,859)      (413,940)        (9,636)

 Net income for the year                                                      1,017,279
 Dividends declared                                                            (312,187)
 ESOP common stock released for
   allocation                                                    118,559                                      72,670
 Amortization of RRP contributions                                                                                            9,636
 Treasury stock acquired - 10,000
   shares, at cost                                                                           (184,375)
 Treasury stock reissued to fund stock options
   exercised - 14,534 shares                                     (34,306)                     101,537
 Change in unrealized gains (losses)
   on available-for-sale securities
                                              --------------------------------------------------------------------------------------
Balance at June 30, 1995                      $     8,905    $ 8,483,110    $ 9,457,310   $(1,643,697)   $  (341,270)   $        --
                                              ======================================================================================



                                          Years ended June 30, 1998, 1997, and 1996
                                          -----------------------------------------
                                                  Unrealized
                                                Gains (Losses)      Total
                                                    on AFS       Stockholders'
                                                  Securities        Equity
                                                ----------------------------
Balance at June 30, 1995                          $   (21,250)   $14,532,755

 Net income for the year                                             882,854
 Dividends declared                                                 (327,846)
 ESOP common stock released for
   allocation                                                        137,001
 Amortization of RRP contributions                                    64,302
 Treasury stock acquired - 25,000
   shares, at cost                                                  (418,750)
 Treasury stock reissued to fund stock
   options exercised,-5,899 shares                                    58,990
 Change in unrealized gains (losses)
   on available-for-sale securities                    (1,001)        (1,001)
                                                ----------------------------

Balance at June 30, 1996                              (22,251)    14,928,305

 Net income for the year                                             921,325
 Dividends declared                                                 (315,181)
 ESOP common stock released for                                           --
   allocation                                                        131,148
 Amortization of RRP contributions                                    32,142
 Treasury stock acquired - 37,400
   shares, at cost                                                  (620,825)
 Treasury stock reissued to fund stock options
   exercised, -7,638 shares                                           76,380
 Change in unrealized gains (losses)
   on available-for-sale securities                    79,713         79,713
                                                ----------------------------

Balance at June 30, 1997                               57,462     15,233,007

 Net income for the year                                           1,017,279
 Dividends declared                                                 (312,187)
 ESOP common stock released for                                           --
   allocation                                                        191,229
 Amortization of RRP contributions                                     9,636
 Treasury stock acquired - 10,000
   shares, at cost                                                  (184,375)
 Treasury stock reissued to fund stock options
   exercised - 14,534 shares                                          67,231
 Change in unrealized gains (losses)
   on available-for-sale securities                    62,466         62,466
                                                ----------------------------
Balance at June 30, 1995                          $   119,928    $16,084,286
                                                ============================


   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Year ended June 30,
                                                                                     ----------------------------------------------
                                                                                          1998            1997             1996
                                                                                     ------------     ------------     ------------
Cash flows from operating activities
        Net income                                                                   $  1,017,279     $    921,325     $    882,854
        Adjustments to reconcile net income to
          net cash provided by operating activities:
                Depreciation                                                              102,612          111,940          117,439
                Gain on sale of real estate                                               (44,017)        (158,154)          41,269
                Amortization of ESOP and RRP contributions                                200,865          163,291          201,303
                Realized loss on sale of available-for-sale securities                     (1,875)              --           23,787
                Amortization of unearned interest                                         (45,143)              --               --
                Deferred loan fees                                                        (32,165)          13,305           10,814
                Provision for losses on  loans                                             52,000           36,000           24,000
                Deferred income taxes                                                      11,029           38,000          (35,400)
                Change in:
                         Accrued interest receivable                                       25,232          (33,772)         (94,222)
                         Other assets                                                      (3,900)          47,740            1,022
                         Accrued interest payable                                           5,370             (952)          12,471
                         Current income tax liability                                     (10,308)          24,072          (26,559)
                         Accounts payable and other liabilities                            93,296           12,677          (59,720)
                                                                                     ------------     ------------     ------------
                         Net cash provided by operating activities                      1,370,275        1,175,472        1,099,058

Cash flows from investing activities
        Investment in certificates of deposits                                            (99,000)         (99,000)              --
        Maturity of investments in certificates of deposit                              3,052,000           99,000        1,188,000
        Proceeds from sale or maturity of available-for-sale
          investment securities                                                         1,650,000          200,000          453,420
        Purchase of available-for-sale investment securities                             (771,984)      (1,250,407)      (1,711,059)
        (Purchase) redemption of FHLB stock                                                 1,000         (200,000)        (250,000)
        Net increase in loans outstanding                                              (1,435,034)      (5,669,007)      (6,000,121)
        Investment in real estate held for investment                                    (359,497)        (859,781)          (3,450)
        Investment in real estate held for development                                    (36,386)         (75,890)        (432,540)
        Proceeds from sale of real estate                                                      --           29,264               --
        Investment in property acquired in settlement of loans                            (55,321)              --               --
        Purchases of property and equipment                                              (216,738)         (15,676)         (35,638)
        Increase in other assets                                                               --               --         (100,000)
                                                                                     ------------     ------------     ------------
                         Net cash flows provided (used) by investing activities         1,729,040       (7,841,497)      (6,891,388)

Cash flows from financing activities
        Net increase in deposits                                                        3,325,888        4,614,144          135,523
        Advances from Federal Home Loan Bank                                           14,000,000       12,000,000       11,000,000
        Repayment of Federal Home Loan Bank advances                                  (14,035,110)      (8,000,000)      (6,000,000)
        Net decrease in advances from borrowers                                          (149,367)         (15,696)         (27,459)
        Proceeds from stock options exercised                                              67,231           76,380           58,990
        Dividends paid                                                                   (312,264)        (318,159)        (329,756)
        Treasury stock purchased                                                         (184,375)        (620,825)        (418,750)
                                                                                     ------------     ------------     ------------
                         Net cash flows provided by financing activities                2,712,003        7,735,844        4,418,548
                                                                                     ------------     ------------     ------------

CHANGE IN CASH AND CASH EQUIVALENTS                                                     5,811,318        1,069,819       (1,373,782)
                                                                                     ------------     ------------     ------------

CASH AND CASH EQUIVALENTS, beginning of year                                            3,634,086        2,564,267        3,938,049
                                                                                     ------------     ------------     ------------

        CASH AND CASH EQUIVALENTS, end of year                                       $  9,445,404     $  3,634,086     $  2,564,267
                                                                                     ============     ============     ============


   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS - StateFed Financial Corporation (the Company), under the laws of the State of Delaware, is a thrift holding company. The Company owns 100% of the outstanding capital stock of State Federal Savings and Loan Association (the Association). Its primary business activity is the operation of the Association.

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

     Debt securities to be held for indefinite periods of time, including debt securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available-for-sale and recorded at fair value. Equity securities are also carried at fair value. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity.

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

     Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status. The Company had non-accrual loans with balances aggregating $96,000 and $810,000 at June 30, 1998 and 1997, respectively.

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

     OFFICE PROPERTY AND EQUIPMENT AND REAL ESTATE HELD FOR INVESTMENT - Property and equipment acquired by the Company is recorded at cost. Depreciation is provided using straight-line or accelerated methods over the estimated useful lives of the related assets.

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

     EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS - The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     The FASB also issued SFAS No. 131, in June 1997, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business". The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated.

     The Company expects to adopt these statements when required. Management believes adoption will not have a material effect on financial position and results of operations, nor will adoption require additional capital resources.

     EARNINGS PER SHARE - Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighed-average common shares outstanding totaled 1,487,881, 1,489,648 and 1,545,622 for the years ended June 30, 1998, 1997 and 1996, respectively.

     Diluted earnings per share is computed by considering common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighed-average common shares deemed outstanding for the purpose of computing diluted earnings per share totaled 1,545,208, 1,532,881 and 1,593,337 for the years ended June 30, 1998, 1997 and 1996, respectively.

     During fiscal 1998, the Company began presenting earning per share pursuant to the provisions of SFAS No. 128 "Earnings Per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentations have been revised to conform to SFAS No. 128.

     STOCK SPLIT - On October 22, 1997, the Board of Directors authorized a one-for-one common stock split effective October 31, 1997, thereby doubling the number of issued and outstanding common shares and decreasing the par value of each share from $.01 to $.005. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the stock split.

     FINANCIAL STATEMENT PRESENTATION - Certain items in prior year financial statements have been reclassified to conform to the 1998 presentation.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less, when purchased, to be cash equivalents. The Company had cash deposits of approximately $8,400,000 at the Federal Home Loan Bank of Des Moines at June 30, 1998.

                                                                        Year Ended June 30,
                                                           ------------------------------------------
                                                              1998            1997            1996
                                                           ----------      ----------      ----------
Supplemental Disclosures of Cash Flow Information
   Income taxes paid                                       $  489,300      $  441,000      $  533,000
                                                           ==========      ==========      ==========
   Interest paid on deposits and FHLB advances
     (includes interest credited to deposit accounts)      $4,046,000      $3,627,000      $3,182,000
                                                           ==========      ==========      ==========

      Noncash Investing and Financing Activities

     Property acquired through foreclosure totaled $1,150,000 and $449,000 during fiscal years 1998 and 1997, respectively. The Company also financed $730,000 and $299,000 of loans for borrowers to purchase real estate owned by the Company during fiscal years 1998 and 1997, respectively.

     The Company had no significant noncash investing or financing activities during the years ended June 30, 1996.

NOTE C - INVESTMENTS IN CERTIFICATES OF DEPOSIT

     The Company invests in certificates of deposit issued by other financial institutions, up to a maximum of $100,000 per institution. Following is a summary of the future maturities of the certificates at June 30, 1998:

                                             Interest
                                               Rate              Amount
                                           ------------       -------------
    Mature during fiscal year:
       1999                                5.40% - 6.10%         $  891,000
       2000                                5.25% - 5.90%            388,000
       2001                                6.70% - 7.00%                 --
       2002                                6.85% - 7.00%            198,000
                                                              -------------
                                                                  1,477,000
    Unamortized broker fees                                           1,514
                                                              -------------
                                                                $ 1,478,514
                                                              =============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - INVESTMENTS IN CERTIFICATES OF DEPOSIT - Continued

     Following is a summary of certificates by interest rate range:

                                                        June 30,
                                         -------------------------------------
                                              1998                   1997
                                         --------------        ---------------
           Interest rates:
              5.00% - 5.99%              $      792,000        $     1,971,000
              6.00% - 6.99%                     396,000              2,071,000
              7.00% - 7.99%                     289,000                289,000
              Over 8%                                --                 99,000
                                         --------------        ---------------
                                              1,477,000              4,430,000
              Unamortized broker fees             1,514                  5,425
                                         --------------        ---------------
                                         $    1,478,514        $     4,435,425
                                         ==============        ===============

NOTE D - INVESTMENT SECURITIES

     Following is a summary of investment securities (all securities are classified as available-for-sale):

                                                      Gross           Gross
                                    Amortized       Unrealized      Unrealized          Fair
                                      Cost            Gains           Losses            Value
                                   ----------      ----------      ------------      ----------
June 30, 1998:
   U.S. government and agency
     debt securities               $1,361,292      $   81,622      $         --      $1,442,914
   Equity securities                1,185,529         115,075                --       1,300,604
                                   ----------      ----------      ------------      ----------
                                   $2,546,821      $  196,697      $         --      $2,743,518
                                   ==========      ==========      ============      ==========
June 30, 1997:
   U.S. government and agency
     debt securities               $2,250,000      $   20,055      $     13,428      $2,256,627
   Equity securities                1,169,706          51,462               627       1,220,541
                                   ----------      ----------      ------------      ----------
                                   $3,419,706      $   71,517      $     14,055      $3,477,168
                                   ==========      ==========      ============      ==========

     The contractual maturities of debt securities are shown below. Actual maturities are expected to differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 Estimated
                                                  Amortized        Market
                                                    Cost           Value
                                                 ----------      ----------
     Due in one year or less                     $       --      $       --
     Due after one year through five years          298,759         306,898
     Due after five years through ten years         300,000         309,744
     Due after ten years                            762,533         826,272
                                                 ----------      ----------
                                                 $1,361,292      $1,442,914
                                                 ==========      ==========

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - INVESTMENT SECURITIES - Continued

     The Company had realized gains on the sale of investment securities totaling $1,875 during fiscal year 1998. The Company had no realized gains or losses on the sale of investment securities available-for-sale during fiscal year 1997. During fiscal year 1996, the Company had gross realized losses of $23,787 and no realized gains. Proceeds from the sale of available-for-sale equity securities totaled $50,000 for 1998 and $253,420 during 1996.

     Following is a summary of investment income:

                                                           Year Ended June 30,
                                                 ------------------------------------
                                                   1998          1997          1996
                                                 --------      --------      --------
     U.S. government and agency securities       $162,065      $109,834      $106,087
     Investments in certificates of deposit       147,984       262,253       285,115
     FHLB stock dividends                          64,725        64,262        44,196
     Interest-bearing cash accounts               380,462       144,655       124,866
     Equity securities dividends                   79,446        73,677        14,808
                                                 --------      --------      --------
                                                 $834,682      $654,681      $575,072
                                                 ========      ========      ========

NOTE E - LOANS RECEIVABLE, NET

     Following is a summary of loans receivable:

                                                                           June 30,
                                                                -------------------------------
                                                                    1998               1997
                                                                ------------       ------------
     Real estate mortgage loans:
        Secured by one-to-four family residences                $ 44,440,849       $ 44,581,692
        Secured by commercial and multi-family real estate        23,114,638         20,469,228
        Construction loans                                         1,535,363          3,543,880
                                                                ------------       ------------
           Total real estate mortgage loans                       69,090,850         68,594,800

     Consumer and other loans                                        996,850          1,133,198
                                                                ------------       ------------
                                                                  70,087,700         69,727,998
     Less:
        Allowance for loan losses                                   (206,129)          (221,355)
        Undisbursed portion of mortgage loans                       (605,197)          (993,492)
        Unamortized balance on purchased loan discounts               (1,534)            (8,169)
        Deferred loan fees                                          (295,070)          (327,236)
                                                                ------------       ------------

           Loans receivable, net                                $ 68,979,770       $ 68,177,746
                                                                ============       ============

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

     At June 30, 1998, the Company had outstanding commitments to fund real estate loans of $1,644,011. The commitments were primarily for adjustable interest rate commercial real estate loans.

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

     Loan customers of the Company include certain executive officers, employees, members of the board of directors, and their related interests. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at June 30, 1998 and 1997 amounted to $1,579,000 and $1,062,000, respectively. During the year ended June 30, 1998, there were new loans to this group totaling $774,000 and repayments totaling $257,000.

     The Company serviced participation loans with outstanding balances totaling $3,974,000 and $7,374,000 at June 30, 1998 and 1997 respectively. The
     Company's portion of these loans totaled $2,110,020 and $3,414,000 at June 30, 1998 and 1997, respectively.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET - Continued

     Activity in the allowance for loan losses is summarized as follows:

                                                   Year Ended June 30,
                                         -------------------------------------
                                            1998          1997          1996
                                         ---------     ---------     ---------
     Balance at beginning of year        $ 221,355     $ 240,278     $ 216,278
        Provision charged to income         52,000        36,000        24,000
        Charge-offs                        (67,226)      (54,923)           --
                                         ---------     ---------     ---------

     Balance at end of year              $ 206,129     $ 221,355     $ 240,278
                                         =========     =========     =========

     Impaired loans as of June 30, 1998 and 1997 totaled approximately $83,000 and $192,000, respectively. The total allowance for loan losses specifically related to these loans was $800 and $5,100 on June 30, 1998 and 1997, respectively. Interest income on impaired loans of $1,900 and $3,800 was recognized for cash payments received for the years ended June 30, 1998 and 1997, respectively.

     As of June 30, 1998, the Company had a net investment of $68,979,770 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Company policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Company's policy is to foreclose or repossess collateral on which it has filed liens.

     In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Company would incur a loss equal to the loan balance.

NOTE F - REAL ESTATE ACQUIRED FOR DEVELOPMENT

     Following is a summary of real estate acquired for development, which the Company records at the lower of cost or fair value:

                                                            June 30,
                                                      ---------------------
                                                        1998         1997
                                                      --------     --------
     Undeveloped residential building lot             $ 43,109     $ 43,109
     Townhouse construction project                    188,761      392,375
                                                      --------     --------

                                                      $231,870     $435,484
                                                      ========     ========

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G - REAL ESTATE HELD FOR INVESTMENT

     The Company owns and operates a sixty-unit apartment complex in the Des Moines area. The units rent for $425 to $450 per month under rental agreements which do not exceed one year.

     The Company also owns and operates a twenty-two unit apartment complex located in Des Moines, Iowa. The Company completed construction and began renting units during the fiscal year ended June 30, 1998. The units rent for $525 to $550 per month under rental agreements which do not exceed one year. Following is a summary of the investment in these real estate projects:

                                                            June 30,
                                                    --------------------------
                                                       1998           1997
                                                    -----------    -----------
     Construction in process - rental real estate   $        --    $   935,873
     Rental real estate, at cost                      2,697,525      1,402,155
     Less accumulated depreciation                     (435,465)      (404,496)
                                                    -----------    -----------

        Net real estate held for investment         $ 2,262,060    $ 1,933,532
                                                    ===========    ===========

     During 1997, the Company sold an eight-unit apartment building and realized a gain of $131,048 from the sale.

NOTE H - PROPERTY ACQUIRED IN SETTLEMENT OF LOANS

     At June 30, 1998 the Company held three properties acquired in the settlement of loans. The properties, which include two one-to-four family homes and a commercial building, have a carrying value of $1,286,452. Management believes the carrying value of the properties does not exceed the fair value of the properties, net of anticipated selling costs.

     No gains or losses were recognized from adjusting the carrying value of property acquired in settlement of loans to fair value during 1998, 1997 or 1996.

NOTE I - OFFICE PROPERTY AND EQUIPMENT

     Following is a summary of office property and equipment:

                                                        June 30,
                                                --------------------------
                                                    1998           1997
                                                -----------    -----------
     Land                                       $ 1,067,217    $ 1,012,609
     Office building                                471,178        464,986
     Furniture, fixtures and equipment              529,897        373,958
                                                -----------    -----------
                                                  2,068,292      1,851,553
     Less accumulated depreciation                 (504,215)      (432,571)
                                                -----------    -----------

        Office property and equipment, net      $ 1,564,077    $ 1,418,982
                                                ===========    ===========

     The Company leases a portion of one of its office buildings on a month-to-month basis. Aggregate monthly rental receipts total approximately $4,600.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J - ACCRUED INTEREST RECEIVABLE

     Following is a summary of accrued interest receivable:

                                                             June 30,
                                                        -------------------
                                                          1998       1997
                                                        --------   --------
     Investments in certificates of deposit interest    $  6,299   $ 15,495
     U.S. Government and agency securities interest       14,631     34,211
     Loans receivable interest                           521,316    517,772
                                                        --------   --------

                                                        $542,246   $567,478
                                                        ========   ========

NOTE K - DEPOSITS

     Savings deposit customers are primarily greater Des Moines area individuals and businesses. Deposits with balances in excess of $100,000 totaled $3,871,947 and $3,192,557 at June 30, 1998 and 1997, respectively.
     Non-interest bearing deposit accounts totaled approximately $881,500 and $1,091,000 at June 30, 1998 and 1997, respectively.

     Deposit accounts held by members of the board of director and executive officers totaled $563,000 and $524,000 at June 30, 1998 and 1997, respectively.

     Following is a summary of savings deposits as of June 30, 1998 and 1997 and interest expense relating to those deposits for the years then ended:

                                                        1998                            1997
                                            ----------------------------    ---------------------------
                                             Outstanding      Interest       Outstanding     Interest
                                               Balance        Expense          Balance       Expense
                                            ------------    ------------    ------------   ------------
     Demand deposits                        $  2,051,363    $     24,874    $  1,708,260   $     22,689
     Savings and money market deposits         7,299,665         238,476       7,525,309        230,329
     Certificates of deposits                 44,320,832       2,632,121      41,112,403      2,315,215
                                            ------------    ------------    ------------   ------------
                                            $ 53,671,860       2,895,471    $ 50,345,972      2,568,233
                                            ============                    ============
     Less penalties for early withdrawals                         (8,405)                        (8,405)
                                                            ------------                   ------------

                                                            $  2,887,066                   $  2,555,022
                                                            ============                   ============

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - DEPOSITS - Continued

     At June 30, 1998, the scheduled maturities of certificates of deposits are as follows:

        Fiscal year ending June 30:
           1999                                  $ 29,435,187
           2000                                     8,337,315
           2001                                     3,377,575
           2002                                     1,244,357
           2003                                     1,550,450
           Thereafter                                 375,948
                                                 -------------

                                                 $ 44,320,832
                                                 =============

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank of Des Moines, which are secured by a blanket pledge agreement, including all stock in the FHLB and qualifying first mortgage loans, consisted of the following at June 30, 1998:

     - Fixed rate advance due in monthly principal and interest payments of $16,737 through January 31, 2013. The advance, which bears interest at 5.87%, cannot be prepaid before January 12, 2001. The outstanding balance of the advance was $1,964,890 at June 30, 1998.

     - The following fixed rate advances, which are subject to prepayment penalties:

  Maturity Date                     Interest Rate               Amount
  -------------                     -------------               ------
September 11, 1998                      5.80%                  $  2,000,000
September 14, 1998                      5.94%                     2,000,000
September 29, 1998                      5.91%                     2,000,000
November 2, 2001                        6.46%                     3,000,000
November 21, 2002                       6.14%                     5,000,000
June 30, 2008 (1)                       5.52%                     3,000,000
                                                               ------------
                                                               $ 17,000,000
                                                               ============

     (1)  Callable in 2003

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK - Continued

      Scheduled maturities of the advances are as follows:

                                                              Interest
      Year ending June 30,               Amount                Rates
                                    ---------------        -------------
         1999                          $  6,087,843        5.80% - 5.94%
         2000                                93,141                5.87%
         2001                                98,758        5.87% - 6.46%
         2002                             3,104,713                5.87%
         2003                             5,111,028        5.87% - 6.14%
         Thereafter                       4,469,407        5.52% - 5.87%
                                    ---------------
                                       $ 18,964,890
                                    ===============

NOTE M - INCOME TAXES

     Prior to the year ended June 30, 1997, the savings and loan subsidiary was allowed a special bad debt deduction based on a percentage of taxable income (8%), or on specified experience formulas, subject to certain limitations based on aggregate loan balances at the end of the year. The special bad debt deduction has been repealed for thrift institutions. Legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since January 1, 1988 (approximately $340,000). Recapture of pre-1988 reserves (approximately $1,353,000) is required only under limited circumstances, such as if a thrift pays dividends in excess of its earnings and profits or liquidates. The recapture is not expected to have a material effect on results of operations as the Company has provided a deferred tax liability for special bad debt deductions since January 1, 1988. The Company, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $520,000 relating to pre-1988 bad debt reserves.

     Taxes on income are comprised of:

                                                                  Year Ended June 30,
                        -----------------------------------------------------------------------------------------------------------
                                      1998                                1997                                 1996
                        ---------------------------------   ---------------------------------   -----------------------------------
                         Federal      State       Total      Federal      State       Total      Federal       State        Total
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Current                 $ 405,460   $  74,000   $ 479,460   $ 393,818   $  71,000   $ 464,818   $ 435,000    $  75,800    $ 510,800
Deferred                    9,000       2,000      11,000      32,100       5,900      38,000     (30,100)      (5,300)     (35,400)
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
   Total                $ 414,460   $  76,000   $ 490,460   $ 425,918   $  76,900   $ 502,818   $ 404,900    $  70,500    $ 475,400
                        =========   =========   =========   =========   =========   =========   =========    =========    =========

     Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:

                                                     Year Ended June 30,
                                            -----------------------------------
                                              1998         1997         1996
                                            ---------    ---------    ---------
Computed "expected" taxes on income         $ 512,600    $ 484,200    $ 461,800
State taxes, net of federal benefit            58,200       55,000       46,800
Low income housing tax credits                (59,000)     (57,500)     (30,500)
Other adjustments                             (21,340)      21,118       (2,700)
                                            ---------    ---------    ---------

   Provision for income taxes               $ 490,460    $ 502,818    $ 475,400
                                            =========    =========    =========

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - INCOME TAXES - Continued

      Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax liability at June 30, 1998 and 1997 were as follows:

                                                                     Year Ended June 30,
                                                                   ----------------------
                                                                     1998         1997
                                                                   ---------    ---------
     Federal Home Loan Bank stock (income tax payable when
       shares received as stock dividends are sold)                $  63,900    $  63,900
     Real estate and equipment (depreciation method differences)     105,300       90,100
     Compensation agreements (deductible when paid for income
        tax reporting purposes)                                      (24,400)     (22,800)
     Loan fees deferred for financial reporting purposes             (29,800)     (41,600)
     Allowance for loan losses                                        31,100       44,400
     Deferred installment sale gains                                  36,000       36,400
     Unrealized gains on investment securities                        60,000       18,000
     Other                                                           (29,100)     (17,400)
                                                                   ---------    ---------
        Net deferred income tax liability                          $ 213,000    $ 171,000
                                                                   =========    =========

     No valuation allowance was recorded against deferred tax assets at June 30, 1998 or 1997.

NOTE N - EMPLOYEE BENEFITS

     RECOGNITION AND RETENTION PLAN (RRP) - The Company has a Recognition and Retention Plan that provides directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company earn (i.e., become vested in) shares of common stock covered by the award at a rate of 25% per year starting one year from the date of the grant. As of June 30, 1998, all of the 68,770 shares reserved for issuance under the RRP had been awarded to directors, officers and other key employees. Expense of approximately $9,600, $32,100 and $64,300 was recorded for the RRP for the years ended June 30, 1998, 1997 and 1996, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - The Company has also established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained an age of 21 are eligible to participate. The ESOP borrowed $687,700 from the Company to purchase up to 8% of the common stock or 137,540 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan is repaid principally from the Association's discretionary contributions to the ESOP over a period of ten years (through December 31, 2003). The interest rate for the loan is 7%. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of $191,200, $131,100 and $137,000 was recorded relative to the ESOP for the years ended June 30, 1998, 1997 and 1996, respectively.

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

     As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings;
     dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP shares were as follows:

                                                             June 30,
                                                     ----------------------
                                                       1998          1997
                                                     --------      --------
     Allocated shares                                  54,730        39,534
     Shares released for allocation                    14,479        15,196
     Shares sold for distributions                         --            --
     Distributions of shares                               --            --
     Unreleased shares                                 66,839        81,318
                                                     --------      --------
        Total ESOP shares                             136,048       136,048
                                                     ========      ========

     Fair value of unreleased shares                 $935,746      $772,521
                                                     ========      ========

     STOCK OPTION PLAN - The Company authorized options for 171,924 shares of common stock under the 1993 Stock Option and Incentive Plan (the "Plan"). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. During 1994, the Company's Compensation Committee granted options for 137,540 shares to certain officers, directors and employees, at an exercise price of $5 per share. No additional options have been granted since 1994. Stock options vest at a rate of 20% per year.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N - EMPLOYEE BENEFITS - Continued

     During fiscal year 1998, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123 contains a fair-value based method for valuing stock-based compensation that entities may use. The fair-value based method measures compensation cost at the grant dated based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosure of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation using APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not required as no options were granted by the Company during the fiscal years ended June 30, 1998, 1997 and 1996.

     A summary of the status of the Company's stock option plan as of June 30, 1998 and 1997, and the changes during the years ended on those dates is presented below:

                                                      Year ended June 30,
                                                     ---------------------
                                                       1998         1997
                                                     --------     --------
     Unexercised options, beginning of year            95,466      110,742
     Stock options exercised                          (13,446)     (15,276)
                                                     --------     --------

        Unexercised options, end of year               82,020       95,466
                                                     ========     ========

     STOCK-BASED COMPENSATION COSTS - Compensation costs related to stock-based compensation plans (RRP plan and stock option plan) totaled $9,636, $32,142 and $64,302 for the years ended June 30, 1998, 1997 and 1996, respectively.

     SIMPLIFIED EMPLOYEE PENSION PLAN - During fiscal year 1997, the Company adopted a simplified employee pension plan (SEP). The plan allows employees, over the age of eighteen, to make tax-deferred contributions to the SEP. The Company is also allowed to make discretionary contributions to the SEP. No Company discretionary contributions were made to the SEP during fiscal years 1998 and 1997.

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O - REGULATORY AND CAPITAL MATTERS

     The Association is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of four tests, hereinafter described as the tangible equity requirement, the core capital requirement, the risk-based capital requirement and the Tier I risk-based capital requirement. The tangible equity requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets, while the Tier I risk-based capital requirement is core capital equal to at least 4.0% of risk-weighed assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

     As of June 30, 1998 and 1997, management believes that the Association met all capital adequacy requirements to which it is subject.

     As of June 30, 1998:

                                                                                                         To be "well-capitalized"
                                                                             For capital                 under prompt corrective
                                                                          adequacy purposes                 action provisions
                                                                    ---------------------------         ------------------------
                                               Actual                 Greater than or equal to:         Greater than or equal to:
                                     ------------------------       ---------------------------         ------------------------
                                       Capital          Ratio         Capital             Ratio           Capital         Ratio
                                     -----------        -----       -----------           -----         -----------       -----
Tangible equity (1)                  $ 9,408,000        11.18%      $ 1,262,070           1.50%              NA             NA
Core capital (1)                     $ 9,408,000        11.18%      $ 3,365,520           4.00%         $ 4,206,900       5.00%
Risk-based capital (2)               $ 9,614,000        19.31%      $ 3,982,720           8.00%         $ 4,978,400       10.00%
Tier I risk-based capital (2)        $ 9,408,000        18.90%      $ 1,991,360           4.00%         $ 2,987,040        6.00%


(1)  - To adjusted total assets
(2)  - To risk-weighted assets

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

     Under Federal regulations, the Association may not declare or pay a cash dividend on or repurchase any of its stock if the effect thereof would cause the Association's regulatory capital to be reduced below the amount required for the liquidation accounts or the regulatory capital requirements of the OTS. In addition, banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions, with prior notice to the OTS, during any calendar year in an amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters.

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in exchange for certain financial instruments.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

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

     The estimated fair values of the Company's financial instruments are as follows:

                                                          June 30, 1998               June 30, 1997
                                                   -------------------------   -------------------------
                                                     Carrying       Fair         Carrying        Fair
                                                      Amount        Value         Amount        Value
                                                   -----------   -----------   -----------   -----------
     Financial assets
        Cash and cash equivalents                  $ 9,445,404   $ 9,445,404   $ 3,634,086   $ 3,634,086
        Investments in certificates of deposit       1,478,514     1,487,868     4,435,425     4,430,000
        Investment securities available-for-sale     2,743,518     2,743,518     3,477,168     3,477,168
        Loans receivable                            68,979,770    69,542,000    68,177,746    68,380,000
        Federal Home Loan Bank stock                   949,000       949,000       950,000       950,000
     Financial liabilities
        Deposits                                    53,671,860    53,893,547    50,345,972    50,640,000
        Advances from Federal Home Loan Bank        18,964,890    18,857,039    19,000,000    18,957,000


NOTE Q - LEGISLATIVE MATTERS

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

     Following are condensed financial statements of the parent company, StateFed Financial Corporation:

                             Condensed Balance Sheet

                                                                June 30
                                                      ----------------------------
Assets                                                    1998            1997
                                                      ------------    ------------
Cash and cash equivalents                             $    694,836    $    706,956
Investments in certificates of deposits                    689,458         690,127
Investment in subsidiary                                10,569,296      10,492,580
Advances to subsidiary                                     634,359         285,291
Investment securities                                      256,104         199,680
Contract notes receivable                                1,168,312         827,457
ESOP note receivable - subsidiary                          378,235         447,005
Real estate acquired for development                       231,870         435,484
Real estate held for investment                          1,290,265         935,873
Other assets                                               298,785         317,044
                                                      ------------    ------------
                                                      $ 16,211,520    $ 15,337,497
                                                      ============    ============
Liabilities
Dividends payable                                     $     78,295    $     78,372
Other liabilities                                           48,939          26,118
                                                      ------------    ------------
                                                           127,234         104,490
Stockholders' equity
Common stock                                                 8,905           8,905
Additional paid-in capital                               8,483,110       8,398,857
Retained earnings                                        9,457,310       8,752,218
Treasury stock                                          (1,643,697)     (1,560,859)
Less common stock acquired by:
      Employee stock ownership plan                       (341,270)       (413,940)
      Retention and recognition plan                            --          (9,636)
Net realized gains on available-for-sale securities        119,928          57,462
                                                      ------------    ------------
                                                        16,084,286      15,233,007
                                                      ------------    ------------
                                                      $ 16,211,520    $ 15,337,497
                                                      ============    ============



                          Condensed Statement of Income

                                                               Year ended June 30,
                                                   -----------------------------------------
                                                       1998           1997           1996
                                                   -----------    -----------    -----------
Operating income - interest and dividend income    $   255,172    $   194,709    $   167,429
Operating expenses                                      93,391         49,932         77,194
                                                   -----------    -----------    -----------


Income before undistributed income of subsidiary       161,781        144,777         90,235

Equity in undistributed income of subsidiary           854,374        770,240        827,699
                                                   -----------    -----------    -----------

Income before income tax                             1,016,155        915,017        917,934

Provision (credit) for income tax                       (1,124)        (6,308)        35,080
                                                   -----------    -----------    -----------

      Net income                                   $ 1,017,279    $   921,325    $   882,854
                                                   ===========    ===========    ===========

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS - Continued

                        Condensed Statement of Cash Flows

                                                                       Year ended June 30,
                                                          -----------------------------------------
                                                              1998           1997           1996
                                                          -----------    -----------    -----------
Cash flows from operating activities:
      Net income                                          $ 1,017,279    $   921,325    $   882,854
      Dividends received from subsidiary                    1,000,000      1,000,000      1,000,000
      Deferred income taxes                                    11,876          5,692         (8,990)
      Adjustments to reconcile net income to net cash
        from operating activities:
           Equity in undistributed income of subsidiary      (854,374)      (770,240)      (827,701)
           Other                                                8,567         28,450         33,481
                                                          -----------    -----------    -----------
                 Net cash from operating activities         1,183,348      1,185,227      1,079,644

Cash flows from investing activities:
      Purchase of investment securities                       (63,559)       (51,444)       (64,587)
      Proceeds from sale of investment securities              50,000             --        253,420
      Proceeds from sale of real estate
        for development                                       240,000             --             --
      Investment in real estate for development              (390,479)      (938,671)      (442,550)
      Investment in and advances to subsidiary               (349,068)       519,411       (224,304)
      (Increase) decrease in contract notes
        receivable                                           (340,855)       (17,503)         6,206
      Payment received on ESOP debt                            68,770         68,770         68,770
      (Increase) decrease in other assets                      19,131             --        (88,557)
                                                          -----------    -----------    -----------
                                                             (766,060)      (419,437)      (491,602)
Cash flows from financing activities:
      Treasury stock purchased                               (184,375)      (620,825)      (418,750)
      Proceeds from options exercised                          67,231         76,380         58,990
      Dividends paid                                         (312,264)      (318,159)      (329,756)
                                                          -----------    -----------    -----------
                                                             (429,408)      (862,604)      (689,516)
                                                          -----------    -----------    -----------
Net increase in cash and cash equivalents                     (12,120)       (96,814)      (101,474)

Cash and cash equivalents, beginning of year                  706,956        803,770        905,244
                                                          -----------    -----------    -----------

      Cash and cash equivalents, end of year              $   694,836    $   706,956    $   803,770
                                                          ===========    ===========    ===========

                         STATEFED FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

     The Annual Meeting of Stockholders will be held at 2:00 p.m., Des Moines, Iowa time on October 21, 1998 at 519 Sixth Avenue, Des Moines, Iowa.

STOCK LISTING

     StateFed  Financial  Corporation  common  stock is traded  on the  National
Association  of  Securities  Dealers,  Inc.  Small-Cap  System  under the symbol
"SFFC."


PRICE RANGE OF COMMON STOCK

     The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared and adjusted for the Company's stock split during fiscal 1998. The prices reflect inter-dealer quotations without retail markup, markdown or commissions, and do not necessarily represent actual transactions.

     Dividend restrictions are described in the notes to consolidated financial statements included in this report.


   QUARTER ENDED                               HIGH           LOW      DIVIDENDS
   -------------                               ----           ---      ---------
March 31, 1996............................     8.875          8.125      .050
June 30, 1996.............................     8.625          8.000      .050
September 30, 1996........................     8.375          7.500      .050
December 31, 1996.........................     8.625          8.125      .050
March 31, 1997............................     9.375          8.250      .050
June 30, 1997.............................     9.563          9.000      .050
September 30, 1997........................    11.438          9.500      .050
December 31, 1997.........................    14.750         10.875      .050
March 31, 1998............................    15.250         12.500      .050
June 30, 1998.............................    15.000         13.375      .050

----------

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of StateFed Financial Corporation's common stock on September 15, 1998 was $10.75.

At September 15, 1998, there were 1,549,392 shares of StateFed Financial Corporation common stock issued and outstanding and there were approximately 700 holders of record.


SHAREHOLDERS AND GENERAL INQUIRIES            TRANSFER AGENT

John F. Golden, President and Chief           First Bankers Trust Company, N.A.
Executive Officer                             1201 Broadway
StateFed Financial Corporation                Quincy, IL 62301
519 Sixth Avenue                              (217) 228-8000
Des Moines, Iowa  50309

ANNUAL AND OTHER REPORTS

     A copy of StateFed Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1998 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting John F. Golden, President and Chief Executive Officer, StateFed Financial Corporation, 519 Sixth Avenue, Des Moines, Iowa, 50309.

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

Harry A. Winegar
         Retired Consultant and Appraiser for Real
         Estate Appraisal firm located in Des Moines,
         Iowa

Sidney M. Ramey
         President of Peoples Abstract Company

Eugene M. McCormick
         Retired Dentist

Andra K. Black
         Executive Vice President and Secretary of
         StateFed Financial Corporation and State
         Federal Savings and Loan Association of Des
         Moines

Kevin J. Kruse
         Senior Vice President and Corporate Counsel for the Iowa's Community Bankers/Diversified
         Management Services, Inc.

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