Form 10KSB40, Exhibit 13
period 1999-06-30
STATEFED FINANCIAL CORP
filed 1999-09-28
CIK 912567

EXHIBIT 13

                           REGISTRANT'S ANNUAL REPORT
                               TO SECURITY HOLDERS

--------------------------------------------------------------------------------

1999 ANNUAL REPORT

--------------------------------------------------------------------------------

[LOGO]

                        STATEFED FINANCIAL CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------

President's Message .......................................................    1
Selected Consolidated Financial Information ...............................    4
Management's Discussion and Analysis of Financial
  Condition and Results of Operation ......................................    6
Consolidated Financial Statements .........................................   18
Stockholder Information ...................................................   47
Corporate Information .....................................................   48

October 20, 1999

Dear Shareholder,

      Again we are pleased to report to you on the financial condition of your company as of June 30, 1999.

      It was an exceedingly challenging year as evidenced by media reports, for all financial institutions, but for StateFed Financial Corporation it was also a very rewarding year. For the second consecutive time in our seventy-three years of operation we achieved the one million dollar mark in profitability which, importantly, came primarily from ordinary income. As a result of the company's excellent profitability again during fiscal 1999 the Board felt that all stockholders should be personally rewarded for their investment in and commitment to the company and consequently, on March 31, 1999, the dividend was increased by 50% to $.30 per share per annum. Total assets also increased to $90,823,708, and net diluted earnings per share rose from $.66 per share to $.67 per share.

      A peer group analysis compiled by America's Community Bankers showed State Federal Savings and Loan's ROA (return on assets) at 1.12% for the first calendar quarter of 1999 compared to a national average ratio of 0.73% for similarly sized thrifts.

      These numbers tell us that we are doing something right, which oftentimes translates into not necessarily doing what everyone else is doing.

      Resultantly this motivated us into the development of the 22 unit apartment building at 4010 University, as was true ten years ago when we began the construction of the sixty unit apartment complex in the suburb of Pleasant Hill, Iowa. Today, that investment, based on opinions by many local real estate brokers, is valued at an approximate figure of over three million dollars. As pointed out in past reports, the cost of construction of that project was $1,400,000 and today is being carried on the company's books at $955,100. The company also enjoys a current occupancy ratio of 100% in both complexes. The total gross income for fiscal year 1999 totaled $473,482 from these two investments. It would be difficult to conceive of another similar investment that could generate that amount of cash flow per year. In this connection, income from real estate operations totaled $565,503 in fiscal 1999, a $125,000 improvement from the prior fiscal year. Overall, non-interest income was $773,151, a $172,000 improvement from the prior fiscal year.

      The past year has also brought about other very significant changes in the financial industry, the stock market having reached heights many thought heretofore were unreachable. Also we witnessed the tremendous effect the secondary market brought to the mortgage business, especially in the traditional home mortgage lending area.

      Today articles published in trade journals geared to this segment of the market boast of having achieved a 70% market share of home mortgage originations. As evidenced by the media, many advertisements unwisely urge homeowners to borrow amounts far in excess of prudent standards based on the values of the borrowers' homes, as well as testing their ability to adequately manage their financial affairs.

      This, of course, flies in the face of the original motto of the Savings and Loan industry - "Thrift and Home Ownership". These were the stated goals for all American citizens and they served America well for over 150 years.

      This was the primary reason for our maintaining the company title of State Federal Savings and Loan Association in the conversion to a stock company. We are proud of the heritage that this name represents as a member of the singular group of financial institutions that carried the torch in the building of America into a nation of homeowners. This will forever remain as the great legacy bestowed on America by the Savings and Loan industry, and we wanted to continue this connotation by retaining the well-known and respected name of State Federal Savings and Loan Association of Des Moines into our new corporate structure.

      Hopefully the holders of these 70% of our nation's mortgages, if this is true, will be as generous and benevolent as the thrift industry proved to be to the homeowner in times of financial stress, which oftentimes follows levels of prosperity now extant in America. It is a well-known fact that the Savings and Loan Associations in America carried the burden of providing financing for the vast majority of purchases and renovations of homes for Americans many decades prior to the passage of the Community Reinvestment Act.

      In retrospect, with interest rates having declined steadily during the year, and, contrastingly in light of the increases the Federal Reserve Board has recently put into effect, we are pleased that we held the line in booking below par investments during the past year. Today we are able to purchase investments and book mortgages that provide a much better return than those offered during the past twelve to fifteen months.

      The repurchase of company shares, as approved by the Board of Directors on May 24, 1999, has progressed very well. The number of shares to be purchased was set at five percent of the total outstanding, which would amount to a buy-back of 77,450 shares. To date, September 2, 1999, we have purchased a total of 45,500 shares ranging in price from $11.25 to $11.50 per share for a total cash outlay of $518,250. With a current book value of $10.61 and the Wall Street Journal currently quoting a NASDAQ price of $11.00 to $12.00 per share, it would appear that our repurchase program has been and will continue to be an excellent investment for the company.

      Looking ahead, we are very pleased to have begun the construction of our new branch facility and leasehold investment in the western suburb of Clive, Iowa, a fast-rising star in the local business market. Almost five years ago, when this parcel became available for sale, we determined that this was an exceptional opportunity and submitted an offer that was accepted. Fortunately we took this step at that time, as prices of land in Clive have increased considerably. The location is on University Avenue, the major East-West thoroughfare in the area, and the size of the lot, 1.25 acres, fits our plans perfectly. The building will be of contemporary design, masonry exterior, with a total of 14,000 square feet. Our branch facility will occupy approximately 3,000 square feet and, excluding the basement area, the remaining space will be available for lease.

      Also included in our strategic plan for the future was a total revamping of our computer system. With the Y2K situation having become a major concern for the fast-approaching date of January 1, 2000, it was most fortuitous that we will be meeting that date with a totally updated computer system. Our primary supplier, NCR, assures that our equipment is now "state-of-the-art" and should hold us in good stead for the Y2K conundrum and many more years to come.

      Among other disturbing events that were spawned during fiscal 1999 with the precipitous reduction in interest rates, were resultantly, the huge numbers of mortgage refinancings and the calling of many financial instruments that were issued with built-in call provisions. This, of course, heralded a substantial upturn in the national economy, but largely at the expense of the saver, however, which continues to some extent to the present. All Americans must be aware that there are two areas of the economy that are not faring well in the nation's new-found largesse. These are the important sectors of agriculture and livestock production which are experiencing very difficult straits. Typical prices of most farm products are currently well below the cost of production, which eventually, could have a negative effect on the entire national economy. At present there is a great deal of discussion among elected political figures regarding possible congressional support programs, but as of now, very little of substance has come to pass. The ripple effect could have significant consequences on the nation, with emphasis on all agricultural states, Iowa being only one of many. Congress has taken note of the problem and, hopefully, appears to be positioning itself to take some form of remedial action in the near future.

      Thank you again for your many kind and supportive letters and calls during the past year. They are appreciated. The Board, management and staff wish you the best for the coming year.

      Please remember: Enhance the value of your investment - do business with the bank in which you own an interest! - State Federal Savings and Loan Association. During the coming year your management team will be very busy with the construction of the Clive facility but will always welcome a call or letter from you at any time.

      I hope you will find it possible to join us at the annual meeting on October 20th.

                                       Sincerely,


                                       John F. Golden
                                       President and Chairman of the Board

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                          June 30,
                                     ---------------------------------------------------
                                       1999       1998      1997       1996       1995
                                       ----       ----      ----       ----       ----
                                                      (In Thousands)
Selected Financial Condition Data:

Total assets .....................   $90,824   $ 89,802    $85,679   $ 76,705    $71,271
Cash & cash equivalents ..........     8,481      9,445      3,634      2,564      3,938
Certificates of deposits in other
  institutions ...................       884     1,4794     4,4354     4,4404     5,6344
Investment securities ............     1,944      2,744      3,477      2,347      1,114
Loans receivable, net ............    72,331     68,980     68,178     62,708     56,420
Deposits .........................    54,713     53,672     50,346     45,732     45,596
FHLB advances ....................    18,877     18,965     19,000     15,000     10,000
Stockholders' equity .............    16,123     16,084     15,233     14,928     14,533

                                                    Years Ended June 30,
                                     ---------------------------------------------------
                                       1999       1998      1997       1996       1995
                                       ----       ----      ----       ----       ----
                                                      (In Thousands)
Selected Operations Data:

Total interest income ............   $ 6,695   $  6,823    $ 6,407   $  5,785    $ 5,107
Total interest expense ...........     3,999      4,043      3,626      3,194      2,601
                                     -------   --------    -------   --------    -------
Net interest income ..............     2,696      2,780      2,781      2,591      2,506
Provision for loan losses ........        36         52         36         24         24
                                     -------   --------    -------   --------    -------
Net interest income after ........         0          5          7
provision for loan losses ........     2,660      2,728      2,745      2,567      2,482
Non-interest income:
Real estate operations ...........       566        441        404        395        386
Gain on sale of real estate and
  investments ....................       106         44       1584         41          2
Net realized loss on sale of
  available-for-sale securities ..        --         (2)        --        (24)        --
Other non-interest income ........       101        118        108         58         57
                                     -------   --------    -------   --------    -------
Total non-interest income ........       773        601        670        470        445
Total non-interest expense .......     1,926      1,821      1,991      1,679      1,637
                                     -------   --------    -------   --------    -------
Income before income taxes .......     1,507      1,508      1,424      1,358      1,290
Income tax expense ...............       489        491        503        475        486
                                     -------   --------    -------   --------    -------

Net income .......................   $ 1,018   $  1,017    $   921   $    883    $   804
                                     =======   ========    =======   ========    =======

                                                              Year Ended June 30,
                                                   --------------------------------------------
                                                   1999      1998      1997      1996      1995
                                                   ----      ----      ----      ----      ----
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of net income to
   average total assets) .................         1.13      1.15      1.12      1.20      1.20
  Interest rate spread information:
   Average during year ...................         2.50      2.60      2.77      2.72      2.98
   End of year ...........................         2.62      2.41      2.65      2.80      2.52
  Net interest margin(1) .................         3.20      3.35      3.58      3.72      3.95
  Ratio of operating expense to average
   total assets ..........................         2.13      2.06      2.42      2.29      2.44
  Return on equity (ratio of net
   income to average equity) .............         6.3       6.51      6.19      6.00      5.62

Quality Ratios:
 Non-performing assets to total assets at
   end of year ...........................         1.84      1.50      1.55       .62       .20
 Allowance for loan losses to
   non-performing loans ..................        27.36    127.44     22.30     50.21    151.05

Capital Ratios:
 Stockholders' Equity to total assets at
   end of year ...........................        17.75     17.91     17.78     19.46     20.39
Average Stockholders' Equity to average
  assets .................................        17.81     17.71     18.10     20.05     21.33
 Ratio of average interest-earning assets
  to average interest-bearing liabilities          1.147x    1.153x    1.173x    1.218x    1.235x
 Number of full-service offices ..........         2         2         2         2         2

----------

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

      StateFed Financial's basic mission is to maintain a strong capital position and continue to record core earnings while serving its local community. Specifically, it offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Yet smaller portions of the Company's loans receivable consists of construction and consumer loans. Management has focused on adjustable rate mortgage loans and loans with three to seven year balloons and/or calls in recent years, achieving a loan portfolio consisting of 39.98% adjustable rate loans, 36.14% fixed rate loans, and 23.88% balloon loans.

Financial Condition

      Comparison of Fiscal Years Ended June 30, 1999 and June 30, 1998.

      The Company's total assets increased from $89.8 million at June 30, 1998 to $90.8 million at June 30, 1999, an increase of $1.0 million, or 1.1%. The increase was primarily due to the increase in loans receivable of $3.3 million, partially offset by a decrease in cash and cash equivalents of $964,200, and a decrease in investment securities of $799,100, and a decrease in investments in certificates of deposit of $594,200. The increase in loans receivable was funded primarily from an increase in deposits of $1.0 million, a decrease in cash and cash equivalents of $964,200, a decrease in investment securities available-for-sale of $799,100, and a decrease in investments in certificates of deposit of $594,200.

      Net loans increased $3.3 million from $69.0 million at June 30, 1998 to $72.3 million at June 30, 1999. The increase in the loan portfolio was comprised primarily of $16.6 million in mortgage loans originated and $1.4 million in purchased loans, partially offset by $14.4 million in principal repayments.

      Total deposits increased $1.0 million from $53.7 million at June 30, 1998 to $54.7 million at June 30, 1999. During fiscal 1999, NOW accounts increased $640,000, money market accounts increased $345,000, and passbook accounts increased $150,000, while certificates of deposit decreased $94,000. The Company did not offer any special marketing programs during the 1999 fiscal year.

      Total stockholders' equity increased $39,100 from $16.08 million at June 30, 1998 to $16.12 million at June 30, 1999. The increase was primarily the result of net income of $1.0 million, exercised stock options of $60,600, allocations to the Employee Stock Ownership Plan ("ESOP") totaling $151,300, partially offset by $689,700 expended for the repurchase of 59,000 shares of Company common stock, dividends declared totaling $385,200, and the decrease in unrealized gains on available-for-sale securities of $116,100.

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

Results of Operations

      Comparison of Fiscal Years ended June 30, 1999 and June 30, 1998.

      General. Net income for the year ended June 30, 1999 remained virtually unchanged at $1.0 million, however, due to stock repurchases, diluted earnings per shared increased $.01. Non-interest income increased $172,300 and the provision for loan losses decreased $16,000. These gains were partially offset by a decrease in net interest income of $84,200, and an increase in non-interest expense of $104,700.

      Interest Income. Interest income decreased $127,100 to $6.67 million for fiscal 1999 compared to $6.82 million for fiscal 1998 due primarily to a decrease in the rates earned on loans receivable, investment securities, and other assets.

      Interest Expense. Interest expense decreased $43,000 from $4.04 million for fiscal 1998 to $4.00 million in fiscal 1999. The decrease was due to the decrease in the rates paid on deposits and advances from the Federal Home Loan Bank.

      Provision for Loan Losses. The provision for loan losses for fiscal 1999 was $36,000, a decrease of $16,000 compared to $52,000 for the year ended June 30, 1998. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, the local economy, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

      Non-Interest Income. Non-interest income increased from $600,800 in fiscal 1998 to $773,100 in fiscal 1999. The increase of $172,300 is primarily the result of a $124,800 increase in investment in real estate operations, a $54,500 increase in gains on sale of investments, and a $9,800 increase in gains on sales of real estate, offset by a $16,800 decrease in other non-interest income.

      Non-Interest Expense. Non-interest expense increased from $1.8 million in fiscal 1998 to $1.9 million in fiscal 1999. The increase of $104,700 is primarily the result of an increase in investment real estate operations expense of $61,000 as a result of depreciation expenses of a full year of operations in the new 22 unit apartment building, an increase in occupancy expense of $27,500 as a result of the increase in depreciation of the new computer equipment, an increase in data processing services of $12,200, and an increase in other non-interest expense of $15,500, partially offset by a decrease in salaries and employee benefits of $14,200.

      Income Tax Expense. Income tax expense was $488,900 in fiscal 1999 compared to $490,500 in fiscal 1998, a decrease of $1,600. Income taxes decreased primarily due to tax benefits of tax credits on investments.

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

      The Association focuses lending efforts toward offering adjustable-rate loan products and balloon loans as an alternative to more traditional fixed-rate 30 year mortgage loans. At June 30, 1999, the Company had $27.9 million of adjustable-rate loans which comprised over 39.98% of the Association's loan portfolio. StateFed Financial has not historically sold its loans.

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

      An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at June 30, 1999, the Company would qualify for an exemption from this rule.

      The following table sets forth, at June 30, 1999, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).

                                            Estimated Increase (Decrease) in NPV
Change in Interest Rates     Estimated NPV  ------------------------------------
    (Basis Points)              Amount          Amount            Percent
    --------------              ------          ------            -------
                                (Dollars in Thousands)
       +300                 $  8,829             $(2,179)           (20)%
       +200                    9,748              (1,260)           (11)
       +100                   10,520                (487)            (4)
        ---                   11,008
       -100                   11,222                 214              2
       -200                   11,377                 369              3
       -300                   11,579                 571              5

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

                                                                 Year Ended June 30,
                                         --------------------------------------------------------------------
                                                         1999                               1998
                                         ---------------------------------   -------------------------------
                                           Average     Interest                Average    Interest
                                         Outstanding    Earned/    Yield/    Outstanding   Earned/    Yield/
                                           Balance       Paid       Rate       Balance      Paid       Rate
                                           -------       ----       ----       -------      ----       ----
                                                                        (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts .....      $ 9,678      $  459      4.74%      $ 7,881      $  380      4.82%

 Certificates of deposit invested in
   other institutions ...............        1,332          78      5.86         2,553         148      5.80
 Investment and other securities ....        2,246         137      6.10         3,321         241      7.26
 Loans receivable(1) ................       69,904       5,951      8.51        68,195       5,989      8.78
 FHLB stock .........................        1,102          71      6.44           950          65      6.84
                                           -------      ------      ----       -------      ------      ----
  Total interest-earning assets(1) ..      $84,262      $6,696      7.95       $82,900      $6,823      8.23
                                           =======      ======      ====       =======      ======      ====
Interest-Bearing Liabilities:
  Passbook accounts .................        3,561          97      2.72         3,889         107      2.75
  NOW accounts ......................        2,333          34      1.46         1,901          25      1.32
  Money market accounts .............        4,418         160      3.62         3,654         132      3.61
  Certificates of deposit ...........       44,199       2,597      5.88        43,436       2,624      6.04
  FHLB advances .....................       18,921       1,112      5.88        18,992       1,155      6.08
                                           -------      ------      ----       -------      ------      ----
  Total interest-bearing liabilities       $73,432       4,000      5.45       $71,872       4,043      5.63
                                           =======      ======      ====       =======      ======      ====
Net interest income .................                   $2,696                              $2,780
                                                        ======                              ======
Net interest rate spread ............                               2.50%                               2.60%
                                                                    ====                                ====
Net earning assets ..................      $10,830                             $11,028
                                           =======                             =======
Net yield on average
 interest-earning assets ............                               3.20%                               3.35%
                                                                    ====                                ====
Average interest-earning assets to
 average interest-bearing liabilities                   1.147x                              1.153x
                                                        ======                              ======

                                                 Year Ended June 30,
                                         ----------------------------------
                                                         1997
                                         ----------------------------------
                                           Average     Interest
                                         Outstanding    Earned/      Yield/
                                           Balance       Paid         Rate
                                           -------       ----         ----
Interest-Earning Assets:
 Interest-earning bank accounts .....       $ 3,255      $  145      4.45%

 Certificates of deposit invested in
   other institutions ...............         4,445         262      5.89
 Investment and other securities ....         2,483         184      7.41
 Loans receivable(1) ................        66,558       5,752      8.64
 FHLB stock .........................           912          64      7.02
                                            -------      ------      ----
  Total interest-earning assets(1) ..       $77,653       6,407      8.25%
                                            =======      ======      ====
Interest-Bearing Liabilities:
  Passbook accounts .................       $ 4,094      $  113      2.76%
  NOW accounts ......................         1,867          23      1.23
  Money market accounts .............         3,283         117      3.56
  Certificates of deposit ...........        38,745       2,302      5.94
  FHLB advances .....................        18,231       1,071      5.87
                                            -------      ------      ----
  Total interest-bearing liabilities        $66,220       3,626      5.48
                                            =======      ======      ====
Net interest income .................                    $2,781
                                                         ======
Net interest rate spread ............                                2.77%
                                                                     ====
Net earning assets ..................       $11,433
                                            =======
Net yield on average
 interest-earning assets ............                                3.58%
                                                                     ====
Average interest-earning assets to
 average interest-bearing liabilities                    1.173x
                                                         ======

----------

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

                                                                    Year Ended June 30,
                                             ----------------------------------------------------------------------
                                                        1999 v. 1998                      1998 v. 1997
                                             ---------------------------------  -----------------------------------
                                                   Increase                           Increase
                                                  (Decrease)                         (Decrease)
                                                    Due to                             Due to
                                             --------------------                -------------------
                                                                       Total                              Total
                                                                      Increase                           Increase
                                               Volume      Rate      (Decrease)   Volume      Rate      (Decrease)
                                              ---------  --------  ------------  ---------  --------    ----------
                                                                  (Dollars in Thousands)
Interest-earning assets:
Interest-earning bank accounts ..........      $  85       $  (6)      $  79       $ 222       $ 13       $ 235
Certificates of deposit invested in other        (71)          1         (70)
institutions ............................       (110)         (4)       (114)
Investments and other securities ........        (70)        (34)       (104)         61         (4)         57
Loans receivable ........................        148        (186)        (38)        143         94         237
FHLB stock ..............................         10          (4)          6           3         (2)          1
                                               -----       -----       -----       -----       ----       -----
Total interest-earning assets ...........      $ 102       $(229)      $(127)      $ 319       $ 97       $ 416
                                               =====       =====       =====       =====       ====       =====

Interest-bearing liabilities:
Passbook accounts .......................         (9)         (1)        (10)         (6)        --          (6)
NOW accounts ............................          6           3           9          --          2           2
Money market accounts ...................         28          --          28          13          2          15
Certificates of deposit .................         46         (73)        (27)        283         39         322
FHLB advances ...........................         (4)        (39)        (43)         46         38          84
                                               -----       -----       -----       -----       ----       -----
Total interest-bearing liabilities ......      $  67       $(110)      $ (43)      $ 336       $ 81       $ 417
                                               =====       =====       =====       =====       ====       =====

Net interest income .....................                              $ (84)                             $  (1)
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

                                                            At June 30,
                                                   -----------------------------
                                                    1999       1998       1997
                                                    ----       ----       ----
Weighted average yield on:
 Loans receivable .............................     8.25%      8.477%     8.517%
 Interest-earning bank accounts ...............     5.49       5.49       5.50
 Certificates of deposit invested in other
   institutions................................     6.54       6.07       6.01
 Investments and other securities .............     5.33       6.71       7.33
 FHLB stock ...................................     6.25       6.75       7.00
   Combined weighted average yield on
     interest-earning assets ..................     7.84       8.028      8.181
Weighted average rate paid on:
 Passbook accounts ............................     2.83       2.827      2.827
 NOW accounts .................................     1.60       1.422      1.070
 Money market accounts ........................     3.29       3.291      3.290
 Certificates of deposit ......................     5.62       6.100      5.830
 FHLB advances ................................     5.70       5.983      6.338
   Combined weighted average rate paid on
      interest-bearing liabilities ............     5.23       5.621      5.534
Spread ........................................     2.62       2.407      2.647

Liquidity and Capital Resources

      The OTS requires minimum levels of liquid assets. OTS regulations presently require the Company to maintain an average daily balance of liquid assets (United State Treasury, federal agency, and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Company may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Company's regulatory liquidity at June 30, 1999 was 15.19%. In addition to the regulatory liquidity requirement, the Company is required to maintain short-term liquid assets, as defined, equal to 1.0% of the average sum of net withdrawal deposits and other liabilities, as defined. StateFed Financial's short-term liquidity ratio at June 30, 1999 was 15.19%.

      The Company's primary sources of funds consist of deposits, FHLB advances, repayments of loans and interest earned on certificates of deposits in other institutions. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

      The primary financing activity of the Company during the fiscal year ended June 30, 1999 has been the increasing deposit base. The net increase in deposits was $1.0 million during fiscal year 1999.

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

      The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1999, the Company had outstanding commitments to extend credit which amounted to $7.4 million. The Company is not aware of any trends, events or uncertainties which will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

      Certificates of deposit scheduled to mature in one year or less at June 30, 1999, totaled approximately $28.8 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Association. There can be no assurance, however, that the Association can retain all such deposits. At June 30, 1999, the Association had $18.9 million in advances from the FHLB of Des Moines outstanding.

      As a savings and loan holding company of a federal stock savings and loan association, the Company's capital currently consists of stockholders' equity including retained earnings. At June 30, 1999, the Company's stockholders' equity totaled $16.1 million, or 17.75% of assets.

      At June 30, 1999, the Association had tangible and core capital of $7.7 million, or 9.0% of adjusted total assets, respectively, which was approximately $6.5 million and $4.3 million above the minimum requirements of 1.5% and 4.0% respectively, of the adjusted total assets in effect on that date. On June 30, 1999, the Association had risk-based capital of $8.0 million (including $7.7 million in core capital), or 15.13% of risk-weighted assets of $52.8 million. This amount was $3.8 million above the 8% requirement in effect on that date.

Impact of Year 2000

      General. The year 2000 ("Y2K") issue confronting the Company and its suppliers, customers, customers' suppliers and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

      Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council ("FFIEC") has issued several interagency statements on Y2K Project Management Awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to data exchange and the potential impact of the Y2K issue on their customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure risk and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Association, to assure resolution of any Y2K problems. The federal banking agencies have asserted that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory examinations and, thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions, or the imposition of civil money penalties.

      Risk. Like most financial institution service providers, the Company and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Company's direct control and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated, and the Company could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.

      State of Readiness. During November 1997, the Company formulated its plan to address the Y2K issue. Since that time, the Bank has taken the following steps:

      o     Established senior management advisory and review responsibilities;

      o Completed a Company-wide inventory of applications and system software;

      o Completed renovation and testing of the Company's mission-critical systems;

      o Built an internal tracking database for application and vendor software;

      o     Developed compliance plans and schedules for all lines of business;

      o     Monitored vendor compliance verification;

      o Provided awareness and education activities for employees through existing internal communication channels;

      o Continued a process to respond to customer inquiries as well as help educate customers on the Y2K issue; and

      o Completed a detailed contingency plan in the event of interruptions of service from our outside vendors and service providers.

      The following paragraphs summarize the phases of the Company's Y2K plan:

            Awareness Phase. The Company formally established a Y2K plan headed by a senior manager, and a project team was assembled for management of the Y2K project. The project team created a plan of action that includes milestones, budget estimates, strategies, and methodologies to track and report the status of the project. Members of the project team also attended conferences and information sharing sessions to getting more insight into the Y2K issue and potential strategies for addressing it. This phase is substantially complete.

            Assessment Phase. The Company's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a Y2K business risk assessment was made to quantify the extent of the Company's Y2K exposure. A corporate inventory (which is periodically updated as new technology is acquired and as systems progress through subsequent phases) was developed to identify and monitor Y2K readiness for information systems (security systems, facilities, etc.). Systems were prioritized based on business impact and available alternatives. Mission-critical systems supplied by vendors were researched to determine Y2K readiness. If Y2K-ready versions were not available, the Company began identifying functional replacements, which were either upgradable or currently Y2K-ready, and a formal plan was developed to repair, upgrade or replace all mission-critical systems. This phase is substantially complete.

            The Company also contacted its most significant borrowers informing them of the Y2K issue. Because the Company's loan portfolio is primarily real estate-based and is diversified with regard to individual borrowers and types of businesses, and the Company's primary market area is not significantly dependent on one employer or industry, the Company does not expect any significant or prolonged Y2K-related difficulties that will affect net earnings or cash flow. As part of the current credit approval process, all new and renewed loans are evaluated for Y2K risk.

            Renovation Phase. The Company's corporate inventory revealed that Y2K upgrades were available for all vendor-supplied mission-critical systems, and all these Y2K-ready versions have been delivered and placed into production and have entered the validation process.

            Validation Phase. The validation phase is designed to test the ability of hardware and software to accurately process date sensitive data. The Company currently is near completion of testing of each mission-critical system, with the degree of completion of such testing at 97%. The Company's validation phase is expected to be completed by October, 1999 for all mission-critical systems. During the validation testing process to date, no significant Y2K problems have been identified relating to any modified or upgraded mission-critical system.

            Implementation Phase. The Company's plan calls for putting Y2K-ready code into production before having actually completed Y2K validation testing. Y2K-ready modified or upgraded versions have been installed and placed into production with respect to all mission-critical systems.

            Company Resources Invested. The Company's Y2K project team has been assigned the task of ensuring that all systems across the Company are identified, analyzed for Y2K compliance, corrected, if necessary, tested, and changes put into service by October 31, 1999. The Y2K project team members represent all functional areas of the Company, including branches, data processing, loan administration, accounting, item processing and operations, compliance, internal audit, human resources, and marketing. The team is headed by a vice president who reports directly to a member of the Company's senior management team. The Company's Board of Directors oversees the Y2K plan and provides guidance and resources to, and receives quarterly updates from, the Y2K project team.

            The Company expenses all costs associated with the required system changes as those costs are incurred, and such costs are being funded through operating cash flows. The Company does not anticipate incurring significant additional expense to implement additional corrective actions.

      Contingency Plans. During the assessment phase, the Company developed backup contingency plans for each of its mission-critical systems. Virtually all the Company's mission-critical systems are dependent upon third party vendors or service providers. These vendors have been monitored throughout the 1998-1999 year and all have provided evidence of their efforts to comply with the Y2K problem. All that we consider as our primary providers have appeared to have resolved any Y2K problems that they may have had, with the exception of some of the public utilities, which have issued statements periodically through the local press. As a backup plan to the possibility of electrical service being interrupted, the Company has made arrangements to have an electrical generator on site large enough to totally power one of the branch offices. All other vendors and suppliers that we consider part of our mission-critical systems have provided statements of assurance and have shown due diligence as to their own readiness. The Company has also put into place provisions to have additional currency available and will have limitations on withdrawals in the event of aggressive pressures on the Company's cash on hand.

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

Impact of New Accounting Standards

      The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. This Statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business." The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. Management adopted SFAS No. 131 effective July 1, 1998, as required, without material impact on the Company's financial statements.

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be net to qualify for hedge accounting.

      The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

      SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

      The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of July 1, 1998. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general- purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and
(ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains or losses on securities designated as available-for-sale in accordance with SFAS No. 115.

                         STATEFED FINANCIAL CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT

                                  JUNE 30, 1999

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
StateFed Financial Corporation
Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of StateFed Financial Corporation and subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StateFed Financial Corporation and its subsidiary as of June 30, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

McGowen, Hurst, Clark & Smith, P.C.

Des Moines, Iowa
August 6, 1999

                         STATEFED FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                   June 30,
                                                                         ----------------------------
                                                                              1999            1998
                                                                         ------------    ------------
ASSETS
     Cash and cash equivalents
         Non-interest bearing                                            $    268,876    $    338,612
         Interest bearing                                                   8,212,340       9,106,792
                                                                         ------------    ------------
                                                                            8,481,216       9,445,404
     Investments in certificates of deposit                                   884,300       1,478,514
     Investment securities available-for-sale                               1,944,374       2,743,518
     Loans receivable, net                                                 72,330,884      68,979,770
     Real estate acquired for development                                     236,602         231,870
     Real estate held for investment, net                                   2,645,245       2,262,060
     Property acquired in settlement of loans                               1,133,517       1,286,452
     Office property and equipment, net                                     1,188,247       1,564,077
     Federal Home Loan Bank stock, at cost                                  1,147,600         949,000
     Accrued interest receivable                                              536,028         542,246
     Other assets                                                             295,695         318,654
                                                                         ------------    ------------

             Total Assets                                                $ 90,823,708    $ 89,801,565
                                                                         ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
     Deposits                                                            $ 54,713,072    $ 53,671,860
     Advances from the Federal Home Loan Bank                              18,877,047      18,964,890
     Advances from borrowers for taxes and insurance                          337,371         340,686
     Accrued interest payable                                                 133,773         134,251
     Income taxes
         Current                                                              127,643          19,019
         Deferred                                                             197,000         213,000
     Accounts payable and other liabilities                                   200,123         295,278
     Dividends payable                                                        114,300          78,295
                                                                         ------------    ------------
             Total Liabilities                                             74,700,329      73,717,279

     Stockholders' equity
         Preferred stock, $.01 par value, 500,000 shares authorized, none issued
         Common stock, $.005 par value, 2,000,000 shares authorized
           1,780,972 shares issued with 1,519,004 (1999) and 1,565,892
           (1998) shares outstanding                                            8,905           8,905
         Additional paid-in capital                                         8,526,563       8,483,110
         Retained earnings - substantially restricted                      10,090,384       9,457,310
         Less treasury stock (261,968 and 215,080 shares, at cost)         (2,234,986)     (1,643,697)
         Less common stock acquired by employee stock
           ownership plan                                                    (271,290)       (341,270)
         Accumulated other comprehensive income--
          net unrealized gains on available-for-sale securities,
          net of related tax effects                                            3,803         119,928
                                                                         ------------    ------------
             Total Stockholders' Equity                                    16,123,379      16,084,286
                                                                         ------------    ------------

             Total Liabilities and Stockholders' Equity                  $ 90,823,708    $ 89,801,565
                                                                         ============    ============

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                                            Year ended June 30,
                                                  --------------------------------------
                                                     1999          1998          1997
                                                  ----------   -----------    ----------
INTEREST INCOME
     Loans receivable interest                    $5,950,625   $ 5,987,884    $5,752,351
     Investment securities and other interest        744,777       834,682       654,681
                                                  ----------   -----------    ----------
                                                   6,695,402     6,822,566     6,407,032
INTEREST EXPENSE
     Deposits                                      2,888,006     2,887,066     2,555,022
     Advances from the Federal Home Loan Bank      1,111,563     1,155,461     1,070,715
                                                  ----------   -----------    ----------
                                                   3,999,569     4,042,527     3,625,737
                                                  ----------   -----------    ----------

         NET INTEREST INCOME                       2,695,833     2,780,039     2,781,295

PROVISION FOR LOAN LOSSES                             36,000        52,000        36,000
                                                  ----------   -----------    ----------

         NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES               2,659,833     2,728,039     2,745,295

NON-INTEREST INCOME
     Investment real estate operations               565,503       440,718       404,035
     Gain on sales of real estate                     53,835        44,017       158,154
     Net realized gains (losses) on sales of
       available-for-sale investment securities       52,602        (1,875)           --
     Other                                           101,211       117,977       107,717
                                                  ----------   -----------    ----------
                                                     773,151       600,837       669,906
NON-INTEREST EXPENSE
     Salaries and employee benefits                  916,692       930,892       835,207
     Investment real estate operations               328,904       267,824       244,224
     Occupancy expenses                              160,202       132,669       118,447
     Federal deposit insurance premiums               60,023        57,800        88,059
     SAIF special assessment                              --            --       291,331
     Data processing services                        111,459        99,239        83,739
     Advertising                                      33,639        33,327        52,715
     Other                                           314,875       299,386       277,336
                                                  ----------   -----------    ----------
                                                   1,925,794     1,821,137     1,991,058
                                                  ----------   -----------    ----------
         INCOME BEFORE PROVISION
           FOR INCOME TAXES                        1,507,190     1,507,739     1,424,143

PROVISION FOR INCOME TAXES                           488,900       490,460       502,818
                                                  ----------   -----------    ----------

         NET INCOME                               $1,018,290   $ 1,017,279    $  921,325
                                                  ==========   ===========    ==========

Basic earnings per share                          $     0.68   $      0.68    $     0.62
                                                  ==========   ===========    ==========
Diluted earnings per share                        $     0.67   $      0.66    $     0.60
                                                  ==========   ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                     Year ended June 30,
                                                        --------------------------------------------
                                                            1999             1998            1997
                                                        -----------      -----------      ----------

     Net income                                         $ 1,018,290      $ 1,017,279      $  921,325

     Other comprehensive income, net of tax effects:

         Unrealized holding gains (losses) on securities
           arising during period                           (147,153)          64,341          79,713

         Reclassification adjustment - realized gains
           (losses) on securities during the period          31,028           (1,875)             --
                                                        -----------      -----------      ----------
             Net change in unrealized gains (losses)       (116,125)          62,466          79,713
                                                        -----------      -----------      ----------
     Comprehensive income                               $   902,165      $ 1,079,745      $1,001,038
                                                        ===========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           Years ended June 30, 1999, 1998, and 1997
                                                  ----------------------------------------------------------------------------------


                                                                                                                         Common
                                                                       Additional                                         Stock
                                                          Common        Paid-in         Retained        Treasury         Acquired
                                                           Stock        Capital         Earnings          Stock          By ESOP
                                                  ----------------------------------------------------------------------------------
 Balance at June 30, 1996                                 $ 8,905     $ 8,376,924     $ 8,146,074     $ (1,049,358)     $ (490,211)

    Net income for the year                                                               921,325
    Dividends declared                                                                   (315,181)
    ESOP common stock released for
      allocation                                                           54,877                                           76,271
    Amortization of RRP contributions
    Treasury stock acquired - 37,400 shares                                                               (620,825)
    Treasury stock reissued to fund stock options
      eexercised--77,638 shares                                           (32,944)                         109,324
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects
                                                  ----------------------------------------------------------------------------------

 Balance at June 30, 1997                                   8,905       8,398,857       8,752,218       (1,560,859)       (413,940)

    Net income for the year                                                             1,017,279
    Dividends declared                                                                   (312,187)
    ESOP common stock released for
      allocation                                                          118,559                                           72,670
    Amortization of RRP contributions
    Treasury stock acquired - 10,000 shares                                                               (184,375)
    Treasury stock reissued to fund stock options
      exercised - 13,446 shares                                           (34,306)                         101,537
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects
                                                  ----------------------------------------------------------------------------------

 Balance at June 30, 1998                                   8,905       8,483,110       9,457,310       (1,643,697)       (341,270)

    Net income for the year                                                             1,018,290
    Dividends declared                                                                   (385,216)
    ESOP common stock released for
      allocation                                                           81,292                                           69,980
    Treasury stock acquired - 59,000 shares                                                               (689,688)
    Treasury stock reissued to fund stock options
      exercised - 12,112 shares                                           (37,839)                          98,399
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects
                                                  ----------------------------------------------------------------------------------

 Balance at June 30, 1999                                 $ 8,905     $ 8,526,563    $ 10,090,384     $ (2,234,986)     $ (271,290)
                                                  ==================================================================================

                                                      Years ended June 30, 1999, 1998, and 1997
                                                  ---------------------------------------------------
                                                                    Accumulated Other
                                                                      Comprehensive
                                                       Common       Income--Unrealized
                                                        Stock         Gains (Losses)        Total
                                                       Acquired           on AFS        Stockholders'
                                                        By RRP          Securities          Equity
                                                  ---------------------------------------------------
 Balance at June 30, 1996                              $ (41,778)          $ (22,251)   $ 14,928,305

    Net income for the year                                                                  921,325
    Dividends declared                                                                      (315,181)
    ESOP common stock released for
      allocation                                                                             131,148
    Amortization of RRP contributions                     32,142                              32,142
    Treasury stock acquired - 37,400 shares                                                 (620,825)
    Treasury stock reissued to fund stock options
      eexercised--77,638 shares                                                               76,380
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects                                                     79,713          79,713
                                                  ---------------------------------------------------

 Balance at June 30, 1997                                 (9,636)             57,462      15,233,007

    Net income for the year                                                                1,017,279
    Dividends declared                                                                      (312,187)
    ESOP common stock released for
      allocation                                                                             191,229
    Amortization of RRP contributions                      9,636                               9,636
    Treasury stock acquired - 10,000 shares                                                 (184,375)
    Treasury stock reissued to fund stock options
      exercised - 13,446 shares                                                               67,231
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects                                                     62,466          62,466
                                                  ---------------------------------------------------

 Balance at June 30, 1998                                     --             119,928      16,084,286

    Net income for the year                                                                1,018,290
    Dividends declared                                                                      (385,216)
    ESOP common stock released for
      allocation                                                                             151,272
    Treasury stock acquired - 59,000 shares                                                 (689,688)
    Treasury stock reissued to fund stock options
      exercised - 12,112 shares                                                               60,560
    Change in unrealized gains (losses)
      on available-for-sale securities, net of
      related tax effects                                                   (116,125)       (116,125)
                                                  ---------------------------------------------------

 Balance at June 30, 1999                              $      --             $ 3,803    $ 16,123,379
                                                  ===================================================

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year ended June 30,
                                                                          ------------------------------------------------------
                                                                                1999               1998               1997
                                                                          -----------------  ----------------   ----------------
Cash flows from operating activities
    Net income                                                                 $ 1,018,290       $ 1,017,279          $ 921,325
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation                                                               160,449           102,612            111,940
        Gain on sale of real estate                                                (53,835)          (44,017)          (158,154)
        Amortization of ESOP and RRP contributions                                 151,271           200,865            163,291
        Realized (gains) losses on sale of available-for-sale securities           (52,602)            1,875                  -
        Deferred loan fees                                                          (9,635)          (32,165)            13,305
        Provision for losses on loans                                               36,000            52,000             36,000
        Deferred income taxes                                                       13,000            11,000             38,000
        Other                                                                       18,607           (45,143)                 -
        Change in:
            Accrued interest receivable                                              6,218            25,232            (33,772)
            Other assets                                                            22,959            (3,900)            47,740
            Accrued interest payable                                                  (478)            5,370               (952)
            Current income tax liability                                           108,624           (10,308)            24,072
            Accounts payable and other liabilities                                 (95,177)           89,575             12,677
                                                                          -----------------  ----------------   ----------------
            Net cash provided by operating activities                            1,323,691         1,370,275          1,175,472

Cash flows from investing activities
    Investment in certificates of deposits                                        (198,000)          (99,000)           (99,000)
    Maturity of investments in certificates of deposit                             792,046         3,052,000             99,000
    Proceeds from sale or maturity of available-for-sale
      investment securities                                                      1,124,853         1,650,000            200,000
    Purchase of available-for-sale investment securities                          (420,259)         (771,984)        (1,250,407)
    (Purchase) redemption of FHLB stock                                           (198,600)            1,000           (200,000)
    Net increase in loans outstanding                                           (3,199,516)       (1,435,034)        (5,669,007)
    Investment in real estate held for investment                                  (55,472)         (359,497)          (859,781)
    Investment in real estate held for development                                  (4,731)          (36,386)           (75,890)
    Proceeds from sale of real estate                                               13,000                 -             29,264
    Investment in property acquired in settlement of loans                            (840)          (55,321)                 -
    Purchases of property and equipment                                           (112,134)         (216,738)           (15,676)
                                                                          -----------------  ----------------   ----------------
            Net cash flows provided (used) by investing activities              (2,259,653)        1,729,040         (7,841,497)

Cash flows from financing activities
    Net increase in deposits                                                     1,041,271         3,325,888          4,614,144
    Advances from Federal Home Loan Bank                                         6,000,000        14,000,000         12,000,000
    Repayment of Federal Home Loan Bank advances                                (6,087,843)      (14,035,110)        (8,000,000)
    Net decrease in advances from borrowers                                         (3,315)         (149,367)           (15,696)
    Proceeds from stock options exercised                                           60,560            67,231             76,380
    Dividends paid                                                                (349,211)         (312,264)          (318,159)
    Treasury stock purchased                                                      (689,688)         (184,375)          (620,825)
                                                                          -----------------  ----------------   ----------------
            Net cash flows provided (used) by financing activities                 (28,226)        2,712,003          7,735,844
                                                                          -----------------  ----------------   ----------------

CHANGE IN CASH AND CASH EQUIVALENTS                                               (964,188)        5,811,318          1,069,819
                                                                          -----------------  ----------------   ----------------

CASH AND CASH EQUIVALENTS, beginning of year                                     9,445,404         3,634,086          2,564,267
                                                                          -----------------  ----------------   ----------------

    CASH AND CASH EQUIVALENTS, end of year                                     $ 8,481,216       $ 9,445,404        $ 3,634,086
                                                                          =================  ================   ================

   The accompanying notes are an integral part of these financial statements.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS - StateFed Financial Corporation (the Company), organized under the laws of the State of Delaware, is a thrift holding company. The Company owns 100% of the outstanding capital stock of State Federal Savings and Loan Association (the Association). Its primary business activity is the operation of the Association.

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

      INVESTMENT AND OTHER SECURITIES - Investments in debt securities which management has the intent and the Company has the ability to hold to maturity are carried at cost, adjusted for purchase premiums or discounts. Purchase premiums or discounts are amortized through interest income using the interest method over the period to maturity.

      Debt securities to be held for indefinite periods of time, including debt securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available-for-sale and recorded at fair value. Equity securities are also carried at fair value. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount as a separate component of stockholders' equity.

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

      Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status. The Company had non-accrual loans with balances aggregating $96,000 at June 30, 1998. The Company had no non-accrual loans at June 30, 1999.

      The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standard (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in multi-family and nonresidential loans, and their evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      The Company's investment in impaired loans, as defined, totaled approximately $83,000 at June 30, 1998. No loans were considered impaired as of June 30, 1999.

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

      EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS - The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard
      (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business". The Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. Management adopted SFAS No. 131 effective July 1, 1998, as required, without material impact on the Company's financial statements.

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

      The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

      SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

      COMPREHENSIVE INCOME - The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of July 1, 1998. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains or losses on securities designated as available for sale in accordance with SFAS No. 115.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

      EARNINGS PER SHARE - Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released.
      Weighted-average common shares outstanding totaled 1,488,072, 1,487,881 and 1,489,648 for the years ended June 30, 1999, 1998 and 1997, respectively.

      Diluted earnings per share is computed by considering common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted-average common shares deemed outstanding for the purpose of computing diluted earnings per share totaled 1,531,094, 1,545,208 and 1,532,881 for the years ended June 30,
      1999, 1998 and 1997, respectively.

      FINANCIAL STATEMENT PRESENTATION - Certain items in prior year financial statements have been reclassified to conform to the 1999 presentation.

NOTE B - STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less, when purchased, to be cash equivalents. The Company had cash deposits of approximately $8,190,000 at the Federal Home Loan Bank of Des Moines at June 30, 1999.

                                                 Year Ended June 30,
                                         ------------------------------------
                                            1999         1998         1997
                                         ------------------------------------
Supplemental Disclosures of Cash
  Flow Information

  Income taxes paid                     $  380,276   $  489,300   $  441,000
                                         ====================================
  Interest paid on deposits and
    FHLB advances (includes interest
    credited to deposit accounts)       $4,000,047   $4,046,000   $3,627,000
                                         ====================================

Noncash Investing and Financing Activities

Property acquired through foreclosure totaled $41,937, $1,150,000 and $449,000 during fiscal years 1999, 1998, and 1997, respectively. The Company also financed $219,900, $730,000 and $299,000 of loans for borrowers to purchase real estate owned by the Company during fiscal years 1999, 1998, and 1997, respectively.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - INVESTMENTS IN CERTIFICATES OF DEPOSIT

      The Company invests in certificates of deposit issued by other financial institutions, up to a maximum of $100,000 per institution. Following is a summary of the future maturities of the certificates at June 30, 1999:

                                             Interest
                                               Rate                Amount
                                        ----------------------------------------
Mature during fiscal year:
   2000                                    5.25% - 7.00%             $  487,000
   2001                                    5.40% - 5.75%                198,000
   2003                                    6.85% - 7.00%                198,000
                                                               -----------------
                                                                        883,000
Unamortized broker fees                                                   1,300
                                                               -----------------
                                                                      $ 884,300
                                                               =================

      Following is a summary of certificates by interest rate range:

                                                         June 30,
                                        ---------------------------------------
                                              1999                    1998
                                        ---------------------------------------
Interest rates:
   5.00% - 5.99%                            $    297,000          $    792,000
   6.00% - 6.99%                                 297,000               396,000
   7.00% - 7.99%                                 289,000               289,000
                                        ---------------------------------------
                                                 883,000             1,477,000
   Unamortized broker fees                         1,300                 1,514
                                        ---------------------------------------
                                            $    884,300           $ 1,478,514
                                        =======================================

NOTE D - INVESTMENT SECURITIES

      Following is a summary of investment securities (all securities are classified as available-for-sale):

                                                 Gross          Gross
                                   Amortized   Unrealized     Unrealized        Fair
                                     Cost        Gains          Losses         Value
                                 ------------------------------------------------------
June 30, 1999:
   U.S. government and agency
     debt securities             $  400,280    $   5,576     $         --    $  405,856
   Municipal bonds                  101,574           --           (1,582)       99,992
   Equity securities              1,436,757       31,250          (29,481)    1,438,526
                                 ------------------------------------------------------

                                 $1,938,611    $  36,826          (31,063)   $1,944,374
                                 ======================================================
June 30, 1998:
   U.S. government and agency
     debt securities             $1,361,292    $  81,622     $         --    $1,442,914
   Equity securities              1,185,529      115,075               --     1,300,604
                                 ------------------------------------------------------
                                 $2,546,821    $ 196,697     $         --    $2,743,518
                                 ======================================================

NOTE D - INVESTMENT SECURITIES - Continued

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The contractual maturities of debt securities are shown below. Actual maturities are expected to differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Weighted                           Estimated
                                           Average         Amortized           Fair
                                            Yield            Cost              Value
                                        -----------------------------------------------
Due in one year or less                     8.35%         $   200,280      $   201,999
Due after one year through five years         -                     -                -
Due after five years through ten years      7.45%             200,000          203,856
Due after ten years                         5.00%             101,574           99,993
                                                        -------------------------------
                                                          $   501,854       $  505,848
                                                        ===============================

The Company had realized gains (losses) on the sale of investment securities totaling $52,602 and ($1,875) during fiscal years 1999 and 1998, respectively. The Company had no realized gains or losses on the sale of investment securities available-for-sale during fiscal year 1997. Proceeds from the sale of available-for-sale equity securities totaled $113,643 for 1999 and $50,000 during 1998.

Following is a summary of investment income:

                                                     Year Ended June 30,
                                              --------------------------------
                                                1999        1998        1997
                                              --------------------------------
U.S. government and agency securities         $ 69,179    $162,065    $109,834
Municipal bonds                                  4,596          --          --
Investments in certificates of deposit          78,061     147,984     262,253
FHLB stock dividends                            71,213      64,725      64,262
Interest-bearing cash accounts                 459,334     380,462     144,655
Equity securities dividends                     62,394      79,446      73,677
                                              --------------------------------
                                              $744,777    $834,682    $654,681
                                              ================================

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET

      Following is a summary of loans receivable:

                                                           June 30,
                                                 -----------------------------
                                                     1999             1998
                                                 -----------------------------
Real estate mortgage loans:
   Secured by one-to-four family residences $ 46,177,819 $ 44,440,849 Secured by commercial and multi-family
     real estate                                   24,340,169       23,114,638
   Construction loans                               2,025,300        1,535,363
                                                 -----------------------------
      Total real estate mortgage loans             72,543,288       69,090,850

Consumer and other loans                            1,280,244          996,850
                                                 -----------------------------
                                                   73,823,532       70,087,700
Less:
   Allowance for loan losses                         (242,129)        (206,129)
   Undisbursed portion of mortgage loans             (963,043)        (605,197)
   Unamortized balance on purchased loan
     discounts                                         (2,041)          (1,534)
   Deferred loan fees                                (285,435)        (295,070)
                                                 -----------------------------

      Loans receivable, net                      $ 72,330,884     $ 68,979,770
                                                 =============================

      A significant portion of loans receivable consist of first mortgage loans issued to finance purchases of real estate, principally one-to-four family residences. The real estate is located primarily in the greater Des Moines area. There is no significant concentration of credit risk to specific industries.

      Commercial and multi-family real estate loans include participating interests in loans purchased by the Company. Participation loans purchased totaled approximately $5,700,000 and $3,800,000 at June 30, 1999 and 1998, respectively. A significant portion of these participation loans are secured by real estate located outside of Iowa.

      The economic condition of the Company's market area can affect its borrowers' ability to repay their loans. The Company has no significant restructured troubled debt.

      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements.

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET - Continued

      At June 30, 1999, the Company had outstanding commitments to fund real estate loans of $7,390,779. The commitments were primarily for adjustable interest rate commercial real estate loans on real estate located across the Midwest.

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

      Loan customers of the Company include certain executive officers, employees, members of the board of directors, and their related interests. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at June 30, 1999 and 1998 amounted to $1,935,000 and $1,579,000, respectively. During the year ended June 30, 1999, there were new loans to this group totaling $629,000 and repayments totaling $273,000.

      The Company serviced participation loans with outstanding balances totaling $2,448,260 and $3,974,000 at June 30, 1999 and 1998 respectively. The Company's portion of these loans totaled $1,456,250 and $2,110,000 at June 30, 1999 and 1998, respectively.

      The Company did not sell any portion of its loan portfolio, or loans originated, during the years ended June 30, 1999 and 1998.

      Activity in the allowance for loan losses is summarized as follows:

                                                  Year Ended June 30,
                                          -------------------------------------
                                            1999          1998           1997
                                          -------------------------------------
Balance at beginning of year              $206,129     $ 221,355      $ 240,278
   Provision charged to income              36,000        52,000         36,000
   Charge-offs                                  --       (67,226)       (54,923)
                                          -------------------------------------

Balance at end of year                    $242,129     $ 206,129      $ 221,355
                                          =====================================

     There were no significant nonaccrual loans as of June 30, 1999, 1998 and 1997.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LOANS RECEIVABLE, NET - Continued

      As of June 30, 1999, the Company had a net investment of $72,330,884 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Company policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Company's policy is to foreclose or repossess collateral on which it has filed liens.

      In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Company would incur a loss equal to the loan balance.

NOTE F - REAL ESTATE ACQUIRED FOR DEVELOPMENT

      Following is a summary of real estate acquired for development, which the Company records at the lower of cost or fair value:

                                                                 June 30,
                                                        ------------------------
                                                          1999            1998
                                                        ------------------------

Undeveloped residential building lot                    $ 43,109        $ 43,109
Townhouse construction project                           193,493         188,761
                                                        ------------------------

                                                        $236,602        $231,870
                                                        ========================

NOTE G - REAL ESTATE HELD FOR INVESTMENT

      The Company owns and operates a sixty-unit apartment complex in the Des Moines area. The units rent for $425 to $450 per month under rental agreements which do not exceed one year.

      The Company also owns and operates a twenty-two unit apartment complex located in Des Moines, Iowa. The Company completed construction and began renting units during the fiscal year ended June 30, 1998. The units rent for $525 to $595 per month under rental agreements which do not exceed one year.

      During 1999, the Company started construction of an office complex on land owned by the Company in Clive, Iowa (a suburb of Des Moines). Approximately 40% of the building will be used for a branch office, with the remaining space to be leased to commercial tenants. Construction is expected to be completed during the summer of 2000 at a total cost of approximately $2,400,000, including land.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G - REAL ESTATE HELD FOR INVESTMENT - Continued

     Following is a summary of the investment in these real estate projects:

                                                             June 30,
                                                    ----------------------------
                                                        1999            1998
                                                    ----------------------------
Rental real estate, at cost                         $ 2,713,535     $ 2,697,525
Less accumulated depreciation                          (503,508)       (435,465)
                                                    ----------------------------
   Net rental real estate held for investment         2,210,027       2,262,060

Commercial office space under development               435,218              --
                                                    ----------------------------

                                                    $ 2,645,245     $ 2,262,060
                                                    ===========================

NOTE H - PROPERTY ACQUIRED IN SETTLEMENT OF LOANS

      The Company held two properties acquired in the settlement of loans at June 30, 1999. The properties, which consist of a single family home and a commercial building, have a carrying value of $1,133,517. Management believes the carrying value of the properties does not exceed the fair value of the properties, net of anticipated selling costs.

      The commercial property is a firing range. During 1999, the County adopted a noise ordinance that may prevent the firing range from operating. The Company and the commercial property tenant operating the firing range have filed suit against the County to change the noise ordinance. The fair value of the commercial property ($788,000 at June 30, 1999) may decrease if the property cannot be used as a firing range.

      No gains or losses were recognized from adjusting the carrying value of property acquired in settlement of loans to fair value during 1999, 1998 or 1997.

NOTE I - OFFICE PROPERTY AND EQUIPMENT

      Following is a summary of office property and equipment:

                                                            June 30,
                                                  ------------------------------
                                                      1999              1998
                                                  ------------------------------
Land                                              $   725,210       $ 1,067,217
Office building                                       471,615           471,178
Furniture, fixtures and equipment                     443,178           529,897
                                                  ------------------------------
                                                    1,640,003         2,068,292
Less accumulated depreciation                        (451,756)         (504,215)
                                                  ------------------------------

   Office property and equipment, net             $ 1,188,247       $ 1,564,077
                                                  =============================

      The Company leases a portion of one of its office buildings on a month-to-month basis. Aggregate monthly rental receipts total approximately $4,700. Land with a cost of $342,007, and acquired for a possible future office site, was reclassified to real estate held for investment during 1999.

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J - ACCRUED INTEREST RECEIVABLE

     Following is a summary of accrued interest receivable:

                                                               June 30,
                                                        ------------------------
                                                           1999           1998
                                                        ------------------------
Investments in certificates of deposit                  $  4,317        $  6,299
U.S. Government and agency securities                      2,500          14,631
Municipal bonds                                            1,472              --
Loans receivable                                         527,739         521,316
                                                        ------------------------

                                                        $536,028        $542,246
                                                        ========================

NOTE K - DEPOSITS

      Savings deposit customers are primarily greater Des Moines area individuals and businesses. Deposits with balances in excess of $100,000 totaled $3,914,413 and $3,871,947 at June 30, 1999 and 1998, respectively.
      Non-interest bearing deposit accounts totaled approximately $1,120,400 and $881,500 at June 30, 1999 and 1998, respectively.

      Deposit accounts held by members of the board of directors and executive officers totaled $760,524 and $563,000 at June 30, 1999 and 1998, respectively.

      Following is a summary of savings deposits as of June 30, 1999 and 1998 and interest expense relating to those deposits for the years then ended:

                                                      1999                         1998
                                         ----------------------------------------------------------
                                         Outstanding       Interest      Outstanding      Interest
                                           Balance         Expense         Balance        Expense
                                         ----------------------------------------------------------
Demand deposits                          $ 2,691,500    $     34,312     $ 2,051,363    $    24,874
Savings and money market deposits          7,795,011         257,215       7,299,665        238,476
Certificates of deposits                  44,226,561       2,598,898      44,320,832      2,632,121
                                         ----------------------------------------------------------
                                         $54,713,072       2,890,425     $53,671,860      2,895,471
                                         ===========                     ===========
Less penalties for early withdrawals                          (2,419)                        (8,405)
                                                           ---------                    -----------
                                         $ 2,888,006                                    $ 2,887,066
                                         ===========                                    ===========

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - DEPOSITS - Continued

      The scheduled maturities of certificates of deposits are as follows:

Fiscal year ending June 30:
   2000                                                         $28,796,031
   2001                                                           8,403,282
   2002                                                           2,858,809
   2003                                                           1,862,509
   2004                                                           1,966,362
   Thereafter                                                       339,568
                                                               ------------

                                                               $ 44,226,561
                                                               ============

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank of Des Moines, which are secured by a blanket pledge agreement, including all stock in the FHLB and qualifying first mortgage loans, consisted of the following at June 30, 1999:

            - Fixed rate advance due in monthly principal and interest payments of $16,737 through January 31, 2013. The advance, which bears interest at 5.87%, cannot be prepaid before January 12, 2001. The outstanding balance of the advance was $1,877,047 at June 30, 1999.

            - The following fixed rate advances, which are subject to prepayment penalties:

          Maturity Date                  Interest Rate              Amount
-----------------------------------------------------------------------------
November 2, 2001                             6.46%                  3,000,000
November 21, 2002                            6.14%                  5,000,000
June 30, 2008 (1)                            5.52%                  3,000,000
September 11, 2008 (2)                       4.99%                  6,000,000
                                                                 ------------
                                                                 $ 17,000,000
                                                                 ============

 (1) Callable in 2003
 (2) Callable in 2001

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - ADVANCES FROM FEDERAL HOME LOAN BANK - Continued

      Scheduled maturities of the advances are as follows:

                                                                    Interest
Year ending June 30,                            Amount               Rates
                                        --------------------------------------
   2000                                        $  93,141                 5.87%
   2001                                        3,098,757         5.87% - 6.46%
   2002                                          104,713                 5.87%
   2003                                        5,111,028         5.87% - 6.14%
   2004                                          117,723                 5.87%
   Thereafter                                 10,351,685         4.99% - 5.87%
                                            ------------
                                            $ 18,877,047
                                            ============

      The weighted average interest rate for all advances was 5.70% and 5.98% at June 30, 1999 and 1998, respectively.

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

     Taxes on income consist of:

                                                   Year Ended June 30,
            --------------------------------------------------------------------------------------------------------------
                        1999                               1998                              1997
            --------------------------------------------------------------------------------------------------------------
             Federal       State       Total        Federal      State       Total       Federal       State       Total
            --------------------------------------------------------------------------------------------------------------
Current      $402,135     $73,765     $475,900     $405,460     $74,000     $479,460     $393,818     $71,000     $464,818
Deferred       10,985       2,015       13,000        9,000       2,000       11,000       32,100       5,900       38,000
            --------------------------------------------------------------------------------------------------------------
   Total     $413,120     $75,780     $488,900     $414,460     $76,000     $490,460     $425,918     $76,900     $502,818
            ==============================================================================================================

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - INCOME TAXES - Continued

      Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:

                                                 Year Ended June 30,
                                        ----------------------------------------
                                           1999           1998            1997
                                        ----------------------------------------
Computed "expected" taxes on income     $ 512,400      $ 512,600      $ 484,200
State taxes, net of federal benefit        58,200         58,200         55,000
Low income housing tax credits            (59,000)       (59,000)       (57,500)
Other adjustments                         (22,700)       (21,340)        21,118
                                        ----------------------------------------

   Provision for income taxes           $ 488,900      $ 490,460      $ 502,818
                                        ========================================

      Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax liability at June 30, 1999 and 1998 were as follows:

                                                           Year Ended June 30,
                                                       ------------------------
                                                          1999           1998
                                                       -------------------------
Federal Home Loan Bank stock (income tax
  payable when shares received as stock dividends
  are sold)                                            $  63,900      $  63,900
Real estate and equipment (depreciation method
  differences)                                           119,200        105,300
Compensation agreements (deductible when paid
  for income tax reporting purposes)                     (15,700)       (24,400)
Loan fees deferred for financial reporting purposes      (23,400)       (29,800)
Allowance for loan losses                                 15,800         31,100
Deferred installment sale gains                           35,000         36,000
Unrealized gains on investment securities                  2,100         60,000
Other                                                        100        (29,100)
                                                       -------------------------

   Net deferred income tax liability                   $ 197,000      $ 213,000
                                                       =========================

      No valuation allowance was recorded against deferred tax assets at June 30, 1999 or 1998.

NOTE N - EMPLOYEE BENEFITS

      RECOGNITION AND RETENTION PLAN (RRP) - The Company had a Recognition and Retention Plan that provided directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company earned (i.e., become vested in) shares of common stock covered by the award at a rate of 25% per year starting one year from the date of the grant. As of June 30, 1998, all of the 68,770 shares reserved for issuance under the RRP had been awarded to directors, officers and other key employees. Expense of approximately $9,600 and $32,100 was recorded for the RRP for the years ended June 30, 1998 and 1997, respectively. There was no expense related to the RRP during the year ended June 30, 1999.

NOTE N - EMPLOYEE BENEFITS - Continued

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - The Company has established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained an age of 21 are eligible to participate. The ESOP borrowed $687,700 from the Company to purchase up to 8% of the common stock or 137,540 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan is repaid principally from the Association's discretionary contributions to the ESOP over a period of ten years (through December 31, 2003). The interest rate for the loan is 7%. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of $151,300, $191,200 and $131,100 was recorded relative to the ESOP for the years ended June 30, 1999, 1998 and 1997, respectively.

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

      As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP shares were as follows:

                                                                June 30,
                                                       -------------------------
                                                          1999             1998
                                                       -------------------------
Allocated shares                                         69,209           54,730
Shares released for allocation                           13,762           14,479
Unreleased shares                                        53,077           66,839
                                                       -------------------------
   Total ESOP shares                                    136,048          136,048
                                                       =========================

Fair value of unreleased shares                        $583,847         $935,746
                                                       =========================

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N - EMPLOYEE BENEFITS - Continued

      During fiscal year 1998, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123 contains a fair-value based method for valuing stock-based compensation that entities may use. The fair-value based method measures compensation cost at the grant dated based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosure of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation using APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not required as no options were granted by the Company during the fiscal years ended June 30, 1999, 1998 and 1997.

      A summary of the status of the Company's stock option plan as of June 30, 1999 and 1998, and the changes during the years ended on those dates is presented below:

                                                          Year ended June 30,
                                                       -------------------------
                                                         1999             1998
                                                       -------------------------
Unexercised options, beginning of year                   82,020          95,466
Stock options exercised                                 (12,112)        (13,446)
                                                       -------------------------

   Unexercised options, end of year                      69,908          82,020
                                                       =========================

      STOCK-BASED COMPENSATION COSTS - Compensation costs related to stock-based compensation plans (RRP plan and stock option plan) totaled approximately $9,600 and $32,100 for the years ended June 30, 1998 and 1997, respectively. There were no costs related to the RRP and stock option plans during the year ended June 30, 1999.

      SIMPLIFIED EMPLOYEE PENSION PLAN - During fiscal year 1997, the Company adopted a simplified employee pension plan (SEP). The plan allows employees, over the age of eighteen, to make tax-deferred contributions to the SEP. The Company is also allowed to make discretionary contributions to the SEP. No Company discretionary contributions were made to the SEP during fiscal years 1999, 1998 and 1997.

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

      As of June 30, 1999 and 1998, management believes that the Association met all capital adequacy requirements to which it is subject.

      As of June 30, 1999:

                                                                                      To be "well-capitalized"
                                                                For capital           under prompt corrective
                                                             adequacy purposes           action provisions
                                                         -----------------------------------------------------
                                       Actual            Greater than or equal to:   Greater than or equal to:
                             ---------------------------------------------------------------------------------
                                Capital        Ratio        Capital        Ratio        Capital        Ratio
                             ---------------------------------------------------------------------------------
Tangible equity (1)           $ 7,743,000      9.01%      $ 1,289,000      1.50%           NA           NA
Core capital (1)              $ 7,743,000      9.01%      $ 3,437,000      4.00%      $ 4,297,000      5.00%
Risk-based capital (2)        $ 7,985,000     15.13%      $ 4,221,000      8.00%      $ 5,276,000     10.00%
Tier I risk-based capital(2)  $ 7,743,000     14.68%      $ 2,110,000      4.00%      $ 3,166,000      6.00%

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

      The Company's management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Association, such as increased interest rates or a downturn in the economy in the Associations' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

      Under current OTS regulations, a savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net earnings to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. The OTS may object to a capital distribution if it would constitute an unsafe or unsound practice.

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS - Continued

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at June 30, 1999 and 1998:

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

      The estimated fair values of the Company's financial instruments are as follows:

                                                     June 30, 1999                  June 30, 1998
                                             --------------------------------------------------------------
                                               Carrying          Fair          Carrying          Fair
                                                Amount          Value           Amount          Value
                                             --------------------------------------------------------------
Financial assets
   Cash and cash equivalents                    $8,481,216      $8,481,216      $9,445,404      $9,445,404
   Investments in certificates of deposit          884,300         918,969       1,478,514       1,487,868
   Investment securities available-for-sale      1,944,374       1,944,374       2,743,518       2,743,518
   Loans receivable                             72,330,884      71,719,000      68,979,770      69,542,000
   Federal Home Loan Bank stock                  1,147,600       1,147,600         949,000         949,000
Financial liabilities
   Deposits                                     54,713,072      55,423,236      53,671,860      53,893,547
   Advances from Federal Home Loan Bank         18,877,047      18,266,615      18,964,890      18,857,039

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

      Following are condensed financial statements of the parent company, StateFed Financial Corporation:

                             Condensed Balance Sheet

                                                                    June 30
                                                        ------------------------------
   Assets                                                    1999              1998
                                                        ------------      ------------
   Cash and cash equivalents                            $  3,431,491      $    694,836
   Investments in certificates of deposit                     95,000           689,458
   Investment in subsidiary                                7,932,532        10,569,296
   Advances to subsidiary                                    645,359           634,359
   Investment securities                                     407,776           256,104
   Loans receivable                                        1,254,544         1,168,312
   ESOP note receivable - subsidiary                         309,465           378,235
   Real estate acquired for development                      236,602           231,870
   Real estate held for investment                         1,690,146         1,290,265
   Other assets                                              283,815           298,785
                                                        ------------      ------------
                                                        $ 16,286,730      $ 16,211,520
                                                        ============      ============
   Liabilities
   Dividends payable                                    $    114,300      $     78,295
   Other liabilities                                          49,051            48,939
                                                        ------------      ------------
                                                             163,351           127,234
   Stockholders' equity
   Common stock                                                8,905             8,905
   Additional paid-in capital                              8,526,563         8,483,110
   Retained earnings                                      10,090,384         9,457,310
   Treasury stock                                         (2,234,986)       (1,643,697)
   Less common stock acquired by employee stock
     ownership plan                                         (271,290)         (341,270)
   Net realized gains on available-for-sale securities         3,803           119,928
                                                        ------------      ------------
                                                          16,123,379        16,084,286
                                                        ------------      ------------
                                                        $ 16,286,730      $ 16,211,520
                                                        ============      ============

                          Condensed Statement of Income

                                                     Year ended June 30,
                                          -----------------------------------------
                                              1999           1998            1997
                                          -----------------------------------------
Operating income - interest and dividend
  income                                  $  353,213     $   255,172      $ 194,709
Operating expenses                           147,525          93,391         49,932
                                          ----------     -----------      ---------
Income before undistributed income of
  subsidiary                                 205,688         161,781        144,777

Equity in undistributed income of
  subsidiary                                 834,113         854,374        770,240
                                          ----------     -----------      ---------
Income before income tax                   1,039,801       1,016,155        915,017

Provision (credit) for income tax             21,511          (1,124)        (6,308)
                                          ----------     -----------      ---------
  Net income                              $1,018,290     $ 1,017,279      $ 921,325
                                          ==========     ===========      =========

NOTE R - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS - Continued

                         STATEFED FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        Condensed Statement of Cash Flows

                                                                      Year ended June 30,
                                                        -------------------------------------------
                                                            1999            1998             1997
                                                        -------------------------------------------
   Cash flows from operating activities:
     Net income                                         $ 1,018,290     $ 1,017,279     $   921,325
     Dividends received from subsidiary                   3,200,000       1,000,000       1,000,000
     Deferred income taxes                                  (11,000)         11,876           5,692
     Adjustments to reconcile net income
       to net cash from operating
       activities:
      Depreciation and amortization                          39,261              --              --
      Gain on sale of investments                           (46,311)             --              --
      Equity in undistributed income of
        subsidiary                                         (834,113)       (854,374)       (770,240)
      Other                                                  10,133           8,567          28,450
                                                        -----------     -----------     -----------
                                                          3,376,260       1,183,348       1,185,227

   Cash flows from investing activities:
     Purchase of investment securities                     (318,559)        (63,559)        (51,444)
     Proceeds from sale of investment
       securities                                           113,644          50,000              --
     Proceeds from maturing certificates
       of deposit                                           593,158              --              --
     Proceeds from sale of real estate
       for development                                           --         240,000              --
     Investment in real estate for development              (47,016)       (390,479)       (938,671)
     Investment in and advances to subsidiary                    --        (349,068)        519,411
     (Increase) decrease in loans receivable                (86,232)       (340,855)        (17,503)
     Payment received on ESOP debt                           68,770          68,770          68,770
     Decrease in other assets                                14,969          19,131              --
                                                        -----------     -----------     -----------
                                                            338,734        (766,060)       (419,437)

   Cash flows from financing activities:
     Treasury stock purchased                              (689,688)       (184,375)       (620,825)
     Proceeds from options exercised                         60,560          67,231          76,380
     Dividends paid                                        (349,211)       (312,264)       (318,159)
                                                        -----------     -----------     -----------
                                                           (978,339)       (429,408)       (862,604)
                                                        -----------     -----------     -----------

   Net increase in cash and cash
     equivalents                                          2,736,655         (12,120)        (96,814)
   Cash and cash equivalents, beginning
     of year                                                694,836         706,956         803,770
                                                        -----------     -----------     -----------

     Cash and cash equivalents, end
       of year                                          $ 3,431,491     $   694,836     $   706,956
                                                        ===========     ===========     ===========

                         STATEFED FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

      The Annual Meeting of Stockholders will be held at 2:00 p.m. Des Moines, Iowa time on October 20, 1999 at 519 Sixth Avenue, Des Moines, Iowa.

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

      Dividend restrictions are described in the notes to consolidated financial statements included in this report.

   QUARTER ENDED                           HIGH             LOW        DIVIDENDS
   -------------                           ----             ---        ---------

March 31, 1997 ....................        9.375           8.250         .050
June 30, 1997 .....................        9.563           9.000         .050
September 30, 1997 ................       11.438           9.500         .050
December 31, 1997 .................       14.750          10.875         .050
March 31, 1998 ....................       15.250          12.500         .050
June 30, 1998 .....................       15.000          13.375         .050
September 30, 1998 ................       14.000           9.000         .050
December 31, 1998 .................       11.6875          9.500         .050
March 31, 1999 ....................       10.3750          9.6875        .075
June 30, 1999 .....................       12.500           9.000         .075

----------

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of StateFed Financial Corporation's common stock on September 22, 1999 was $11.50.

At September 22, 1999, there were 1,509,100 shares of StateFed Financial Corporation common stock issued and outstanding and there were approximately 700 holders of record.

SHAREHOLDERS AND GENERAL INQUIRIES             TRANSFER AGENT

John F. Golden, President and Chief            First Bankers Trust Company, N.A.
Executive Officer                              1201 Broadway
StateFed Financial Corporation                 Quincy, IL 92301
519 Sixth Avenue                               (217) 228-8000
Des Moines, Iowa  50309

ANNUAL AND OTHER REPORTS

      A copy of StateFed Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1999 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting John F. Golden, President and Chief Executive Officer, StateFed Financial Corporation, 519 Sixth Avenue, Des Moines, Iowa, 50309.

                         STATEFED FINANCIAL CORPORATION
                              CORPORATE INFORMATION

COMPANY AND ASSOCIATION ADDRESS

         519 Sixth Avenue                      Telephone: (515) 282-0239
         Des Moines, IA  50309                 Fax:       (515) 282-1190

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

STATEFED FINANCIAL CORPORATION EXECUTIVE OFFICERS

John F. Golden
         President and Chief Executive Officer
         Chairman of the Board

Craig Wood
         Senior Vice President and Assistant Secretary

Andra K. Black
         Executive Vice President and Secretary

INDEPENDENT AUDITORS                         SPECIAL COUNSEL

McGowen, Hurst, Clark & Smith, P.C.          Silver, Freedman & Taff, L.L.P.
317 Sixth Avenue                             1100 New York Avenue, N.W.
Suite 400                                    Seventh Floor
Des Moines, Iowa  50309                      Washington, D.C.  20005