Form 10-K, Exhibit 13
period 2001-06-30
STATEFED FINANCIAL CORP
filed 2001-09-28
CIK 912567

                                   EXHIBIT 13

                           REGISTRANT'S ANNUAL REPORT
                               TO SECURITY HOLDERS

                                   TABLE OF CONTENTS

                                   Chairman's Letter                2

                                   Selected Consolidated
                                   Financial Information            5

                                   Management Discussion
                                   & Analysis                       7

                                   Consolidated Financial
                                   Statements                       17

                                   Stockholder Information          37

                                   Corporate Information            Back Cover
                                   chairman's
                                       letter

THIS MARKS my first letter to the shareholders as chairman of the board of StateFed Financial Corporation. I look forward to the opportunity to lead StateFed as we evolve into a customer-focused and market-responsive financial service provider.

Our company experienced significant change and challenge during fiscal 2001. Throughout the fiscal year 2001 our management, employees, and directors remained focused and worked together to formulate a new strategy to meet the changing needs of our customers and shareholders. We emerged from these experiences stronger, smarter, and armed with tactics to make State Federal a better place to bank and to work.

REFOCUS

DURING THE PAST YEAR, we began an extensive evaluation of every facet of our operations in order to key in on core businesses that are compatible with our new strategic plan.

The strategic plan builds on our strengths while preparing for the future. One key strength is our long-lasting customer relationships. Providing personalized service to our customers is a profitable strategy that will differentiate us from competitors. We are beginning to track more information about our customers so we can provide them with the products and services they seek as they move through their life stages.

Overall, our strategic plan promises:

o     Sincerity and concern. We will do what we say we'll do.

o     Saying "yes" more than "no" by providing diversified products.

o     Investing in our employees who value and care for our customers.

o     Remaining active and involved in our communities.

"While our 7 percent
growth rate in fiscal
2001 is steady, we

believe StateFed
can further
develop its
core business
lines to deliver
more dynamic financial
performance."

-- Randall C. Bray
   Chairman of the Board

                               [PHOTO OMITTED]

2                   StateFed Annual Report o September 2001

RESPOND

THE PLAN ARTICULATES OUR OBJECTIVES and actions for customer service, performance, and growth. While our 7 percent growth rate in fiscal 2001 is steady, we believe StateFed can further develop its core business lines to deliver more dynamic financial performance.

Key strategic initiatives include:

o Employees as our competitive advantage. We are developing training, performance measurement, reward and recognition programs, and building on our levels of expertise.

o One more per year. We are working to better understand our customers and their needs and respond with new products and services. Cross-selling additional products will retain more clients and increase our earnings. We want each new and existing customer and household to buy one more product each year.

o Attract and retain. Our growth will come by attracting new clients and selling more to our existing ones. We will increase our marketing efforts to build recognition in our communities.

o Diversify to succeed. We are much more than a bank. We must diversify our revenue by providing new products and building new business lines.

o Provide convenience. Whether it's through traditional branches, such as our new office in Clive, ATMs, telephone, Internet, or mail, we will provide the convenience and choice that customers demand.

RESULTS

EVEN AS WE LAID THE GROUNDWORK to revitalize our company, we experienced success in fiscal 2001 in the following areas:

o    Assets grew by 7 percent.

o    Deposits grew by 17 percent.

o Net interest income increased by 8 percent, to its highest level in the last five years.

o The buyback of shares during the Dutch Auction increased our share price from $9.25 on the day before the buyback was commenced to $11 on the final day, rationalizing our equity-to-assets ratio, and setting the stage for further improvement in earnings per share.

o    Insurance and investment products were added to our product line.

o A new office opened in Clive--one of the area's fastest-growing suburbs--and the corporate headquarters relocated there.

o New communications tools for customers, shareholders, and employees were unveiled.

o    A new Internet site was reserved, to be located at www.statefed.com.

o A new organizational structure and performance measurement tools were implemented.

REJUVENATE

SINCE THE RISE AND FALL of the dot.com paper empires, the market is returning its attention to core business fundamentals. The value of our

                  rejunvenate             [GRAPHIC OMITTED]

"In the next fiscal year and beyond, State Federal will make judicious investments in systems, product development and employee training."


                    StateFed Annual Report o September 2001                    3
stock and our performance to both shareholders and customers relies on thoughtful, well-managed growth, responsive products and services, and continuous improvement in earnings fundamentals.

In the next fiscal year and beyond, State Federal will make judicious investments in systems, product development and employee training. The combination of these initiatives will make us more efficient, more competitive, and our employees more skilled in providing quality service and financial services. Fiscal 2002 goals include:

o Significant increases in lending through new and retooled lending products and smarter marketing.

o Increased deposits and transactions with more competitive, market-responsive products.

o Implementation of a sales culture that will enable us to better listen to, understand, and respond to our customers with tailored products and services.

o Reinforcing a tradition of service by setting service standards, measuring our performance, and fulfilling our commitment to our customers.

As exciting as fiscal 2001 proved to be, we believe we're only just beginning to tap our potential. We thank you, our shareholders, for your support as we refocus our business, respond to our customers, and generate enhanced results. We thank our employees for helping us to make "banking the way it should be."


                                        /s/ Randall C. Bray
                                        ---------------------------
                                        Randall C. Bray
                                        Chairman of the Board

                               [GRAPHIC OMITTED]

"As exciting as fiscal 2001 proved
to be, we believe we're only just
beginning to tap our potential."

      --Andra K. Black and Craig A. Wood
        Co-Presidents


4                   StateFed Annual Report o September 2001

                  Selected Consolidated Financial Information

                                                                                 June 30,
                                                                                 --------
                                                         2001          2000        1999        1998         1997
                                                      ---------      --------     -------     -------     -------
                                                                              (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
----------------------------------

Total assets ....................................     $ 107,549      $100,685     $90,824     $89,802     $85,679
Cash & cash equivalents .........................         7,279         2,477       8,481       9,445       3,634
Certificates of deposits in other institutions ..           297           496         884       1,479       4,435
Investment securities ...........................         1,925         2,231       1,944       2,744       3,477
Loans receivable, net ...........................        87,899        86,573      72,331      68,980      68,178
Deposits ........................................        62,987        53,648      54,713      53,672      50,346
FHLB advances ...................................        29,185        29,284      18,877      18,965      19,000
Stockholders' equity ............................        14,088        16,650      16,123      16,084      15,233

                                                                                 June 30,
                                                                                 --------
                                                         2001          2000        1999        1998         1997
                                                      ---------      --------     -------     -------     -------
                                                                              (In Thousands)
SELECTED OPERATIONS DATA:
-------------------------

Total interest income ...........................     $   8,231      $  7,022     $ 6,695     $ 6,823     $ 6,407
Total interest expense ..........................         4,961         3,986       3,999       4,043       3,626
                                                      ---------      --------     -------     -------     -------
Net interest income .............................         3,270         3,036       2,696       2,780       2,781
Provision for loan losses .......................           151            36          36          52          36
                                                      ---------      --------     -------     -------     -------
Net interest income after
  provision for loan losses .....................         3,119         3,000       2,660       2,728       2,745
Non-interest income:
Real estate operations ..........................           519           525         566         441         404
Gain (Loss) on sale of real estate and
  investments ...................................           (77)           52         106          42         158
Other non-interest income .......................           121           107         101         118         108
                                                      ---------      --------     -------     -------     -------
Total non-interest income .......................           563           684         773         601         670
Total non-interest expense ......................         2,662         2,006       1,926       1,821       1,991
                                                      ---------      --------     -------     -------     -------
Income before income taxes ......................         1,020         1,678       1,507       1,508       1,424
Income tax expense ..............................           357           537         489         491         503
                                                      ---------      --------     -------     -------     -------

Net income ......................................     $     663      $  1,141     $ 1,018     $ 1,017     $   921
                                                      =========      ========     =======     =======     =======


                    StateFed Annual Report o September 2001                    5

                                                                      Year Ended June 30,
                                                                      -------------------
                                                      2001        2000        1999       1998        1997
                                                     -----       -----       -----      ------       -----
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------
PERFORMANCE RATIOS:
 Return on assets (ratio of net income to
  average total assets) .......................       0.63%       1.22%       1.13%       1.15%       1.12%
 Interest rate spread information:
  average during year .........................       2.84        2.87        2.50        2.60        2.77
 End of year ..................................       2.58        2.42        2.62        2.41        2.65
 Net interest margin(1) .......................       3.35        3.51        3.20        3.35        3.58
 Ratio of operating expense to average
  total assets ................................       2.52        2.15        2.13        2.06        2.42
 Return on equity (ratio of net
  income to average equity) ...................       4.07        7.02        6.30        6.51        6.19

QUALITY RATIOS:
 Non-performing assets to total assets at
  end of year .................................       3.21        2.30        1.84        1.50        1.55
 Allowance for loan losses to
  non-performing loans ........................      17.92       26.54       27.36      127.44       22.30

CAPITAL RATIOS:
 Stockholders' Equity to total assets at end
  of year .....................................      13.10       16.54       17.75       17.91       17.78
 Average Stockholders' Equity to average
  assets ......................................      15.44       17.39       17.81       17.71       18.10
Ratio of average interest-earning assets to
 average interest-bearing liabilities .........      1.101x      1.139x      1.147x      1.153x      1.173x
Number of full-service offices ................          3           2           2           2           2

(1)   Net interest income divided by average interest-earning assets.


6                   StateFed Annual Report o September 2001

                            MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS
--------------------------------------------------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS
 ................................................................................

When used in this Annual Report and in future filings by StateFed Financial Corporation (the "Company" or "StateFed Financial") with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

GENERAL
 ................................................................................

The Company owns all of the outstanding capital stock of State Federal Savings and Loan Association (the "Association" ). The principal business of the Company has historically consisted of attracting deposits from the general public, and making loans secured by residential real estate. The Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's profitability is also affected by the provision for loan losses and the level of non-interest income and expenses. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of assets, and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, data processing expenses, and other operating expenses. The Company, through its second-tier subsidiary, State Service Corporation, owns and operates a 60-unit apartment complex and a 22-unit apartment complex located in the Des Moines area.


                    StateFed Annual Report o September 2001                    7

StateFed Financial generally has sought to enhance its net earnings by, among other things, maintaining asset quality and levels of capital above federally required minimum standards and by controlling general and administrative expenses. Although no assurances can be made about future periods, the Company's results in these areas have enabled it to be consistently profitable and well-capitalized.

The operating results of the Company are also affected by general economic conditions, the monetary and fiscal policies of federal agencies, and the policies of agencies that regulate financial institutions. StateFed Financial's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

StateFed Financial's basic mission is to record earnings while serving its local community. The Company wants to earn the complete trust and respect of its clients by providing compassionate personal service and sound financial advice. Specifically, it offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Yet smaller portions of the Company's loans receivable consists of construction and consumer loans. Management has focused on fixed rate mortgage loans with three- to seven-year balloons and/or calls in recent years, achieving a loan portfolio consisting of 31.5% adjustable rate loans, 29.0% fixed rate loans, and 39.5% balloon and/or call loans.

FINANCIAL CONDITION
 ................................................................................

Comparison of Fiscal Years Ended June 30, 2001 and June 30, 2000.

THE COMPANY'S TOTAL ASSETS INCREASED from $100.7 million at June 30, 2000 to $107.5 million at June 30, 2001, an increase of $6.8 million, or 6.8%. The increase was primarily due to increases in net loans receivable of $1.3 million, office property and equipment of $1.0 million and cash and cash equivalents of $4.8 million, partially offset by a decrease in certificate of deposits of $198,000 and a decrease in investment securities held-for-sale of $306,000.

CASH AND CASH EQUIVALENTS INCREASED $4.8 million from $2.48 million at June 30, 2000 to $7.28 million at June 30, 2001. The increase was the result of an increase in deposits, partially offset by the repayment of Federal Home Loan Bank advances and fund loan demand.

NET LOANS INCREASED $1.3 million from $86.6 million at June 30, 2000 to $87.9 million at June 30, 2001. The increase in the loan portfolio was comprised primarily of $18.2 million in total loans originated and $2.5 million in funding of loans purchased, partially offset by $18.7 million in principal repayments.

OFFICE PROPERTY AND EQUIPMENT INCREASED $1.0 million from $2.97 million at June 30, 2000 to $3.95 million at June 30, 2001. This increase was primarily due to the opening of a new office in Clive, Iowa.

TOTAL DEPOSITS INCREASED $9.3 million from $53.6 million at June 30, 2000 to $62.9 million at June 30, 2001. During fiscal 2001, certificates of deposit increased $8.7 million, checking accounts increased $390,000, money market accounts increased $380,000, and savings accounts decreased $175,000. The increases were due to the Company's more


8                   StateFed Annual Report o September 2001
aggressive pricing of its deposit products, primarily certificates of deposit, and in part, in the opinion of management, to inflows related to the downturn in the equity markets.

TOTAL STOCKHOLDERS' EQUITY DECREASED $2.5 million from $16.6 million at June 30, 2000 to $14.1 million at June 30, 2001. The decrease primarily resulted from $3.0 million expended for the repurchase of 256,474 shares of Company common stock and dividends declared totaling $580,000, partially offset by net income of $663,300, allocations to the Employee Stock Ownership Plan ("ESOP") totaling $124,000, exercised stock options of $116,000, and unrealized gains on available-for-sale securities of $150,000.

RESULTS OF OPERATIONS
 ................................................................................

Comparison of Fiscal Years ended June 30, 2001 and June 30, 2000.

GENERAL. Net income for the year ended June 30, 2001 decreased $477,000 from $1.14 million at June 30, 2000 to $663,300 at June 30, 2001. The decrease was primarily due to increases in non-interest expense of $656,000, provision for loan losses of $115,000, and a decrease in non-interest income of $121,000. Partially offsetting the decrease was an increase in net interest income of $234,000 and a decrease in income tax expense of $181,000.

NET INTEREST INCOME. Net interest income increased $234,000, or 7.7%, from $3.04 million for the year ended June 30, 2000 to $3.27 million for the year ended June 30, 2001. The increase was due primarily to an increase in the volume of loans during fiscal 2001.

INTEREST INCOME. Interest income increased $1.21 million, or 17.2%, from $7.02 million for the year ended June 30, 2000 to $8.23 million for the year ended June 30, 2001. This increase was primarily due to an increase of $10.7 million in average loans receivable balances and an increase of 0.38% in the average interest rate on loans over the prior year.

INTEREST EXPENSE. Interest expense increased $975,000 from $3.99 million for the year ended June 30, 2000 to $4.96 million for the year ended June 30, 2001. The increase was primarily due to an increase in the average outstanding balance of Federal Home Loan Bank ("FHLB") advances and to a lesser extent the average rates paid on certificate of deposit accounts, the average outstanding balance in certificate of deposit accounts, and the average interest rate paid on FHLB advances.

PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended June 30, 2001 was $151,000, an increase of $115,000 as compared to $36,000 for the year ended June 30, 2000. The increase was related primarily to increases in the level of non-performing loans. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, analysis of specific loans, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

NON-INTEREST INCOME. Non-interest income decreased from $684,000 for the year ended


                    StateFed Annual Report o September 2001                    9

June 30, 2000 to $563,000 for the year ended June 30, 2001. The decrease of $121,000 is primarily the result of a $96,000 loss on sale of investments and to a lesser extent decreases in real estate operations income and other non-interest income of $6,000 and $18,000, respectively.

NON-INTEREST EXPENSE. Non-interest expense increased from $2.01 million for the year ended June 30, 2000 to $2.66 million for the year ended June 30, 2001. The increase of $656,000 was primarily the result of increases in salaries and benefit expenses, occupancy expense, legal expense, and other non-operating expenses of $254,000, $83,000, $123,000 and $152,000, respectively (a result of the one-time expenses associated with the retirement of the long-time chief executive officer, expenses incurred defending a proxy fight launched in 2000 and costs associated with the opening of a new branch office). The increase was also the result of an increase in real estate operation expense of $10,000, an increase in data processing expense of $21,000, and an increase in advertising expense of $24,000. These increases were partially offset by a decrease in federal deposit insurance premiums of $11,000.

INCOME TAX EXPENSES. Income tax expense decreased from $537,000 for the year ended June 30, 2000 to $356,000 for the year ended June 30, 2001. The decrease of $181,000 was primarily due to the decrease in taxable income.

Comparison of Fiscal Years Ended June 30, 2000 and June 30, 1999.

GENERAL. Net income for the year ended June 30, 2000 increased $122,000 from $1.02 million at June 30, 1999 to $1.14 million at June 30, 2000. Net interest income increased $340,000. This increase was partially offset by a decrease in non-interest income of $89,000, an increase in non-interest expense of $80,000 and an increase in income taxes of $48,000.

INTEREST INCOME. Interest income increased $326,000 to $7.0 million for fiscal 2000 compared to $6.70 million for fiscal 1999 due primarily to an increase in total loans receivable.

INTEREST EXPENSE. Interest expense decreased $14,000 from $4.0 million for fiscal 1999 to $3.99 million in fiscal 2000. The decrease was due to a decrease in the balance in deposits, offset by the effect of the increase in total advances from the Federal Home Loan Bank.

PROVISION FOR LOAN LOSSES. The provision for loan losses for fiscal 2000 remained unchanged at $36,000 for the years ended June 30, 1999 and June 30, 2000. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, based on, among other things, the condition of the loan portfolio, the local economy, and regulatory comments. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

NON-INTEREST INCOME. Non-interest income decreased from $773,100 in fiscal 1999 to $684,100 in fiscal 2000. The decrease of $89,000 is primarily the result of a $41,000 decrease in real estate operations income, and a $48,000 decrease in other non-interest income.

NON-INTEREST EXPENSE. Non-interest expense increased from $1.9 million in fiscal 1999 to


10                  StateFed Annual Report o September 2001

$2.0 million in fiscal 2000. The increase of $80,500 is primarily the result of an increase in salaries and employee benefits of $116,100, an increase in occupancy expense of $2,600, and an increase in advertising of $4,700, partially offset by a decrease in investment real estate operations expense of $16,800, a decrease in Federal deposit insurance premiums of $10,100, a decrease in other non-interest expense of $11,800, and a decrease in data processing services of $4,100.

INCOME TAX EXPENSE. Income tax expense was $536,900 in fiscal 2000 compared to $488,900 in fiscal 1999, an increase of $48,000. Income tax expense increased due to the increase in taxable income.

ASSET/LIABILITY MANAGEMENT
 ................................................................................

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

The Association focuses lending efforts toward offering adjustable-rate loan products and balloon loans as an alternative to more traditional fixed-rate 30-year mortgage loans. At June 30, 2001, the Company had $28.8 million of adjustable-rate loans which comprised over 33.6% of the Association's loan portfolio. The Association has not historically sold its loans.

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

The Association's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Association offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the


                    StateFed Annual Report o September 2001                   11
greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice.

The following table sets forth, at June 30, 2001, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments).

   Change in           Estimated             Estimated Increase
 Interest Rates           NPV                (Decrease) in NPV
 (Basis Points)          Amount             Amount       Percent
 --------------          ------             ------       -------
                         (Dollars in Thousands)
    +300 bp              8,265             -2,367          -22%
    +200 bp              9,146             -1,487          -14%
    +100 bp              9,947               -685           -6%
       0 bp             10,633
    -100 bp             11,064                431           +4%
    -200 bp             11,403                770           +7%
    -300 bp             11,747              1,114          +10%

Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table.

These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Company's assets and liabilities would perform as set forth. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated.

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

                                                                           Year Ended June 30,

                                             ==========================================================================
                                                             2001                                   2000
                                               Average     Interest                   Average     Interest
                                             Outstanding    Earned/       Yield/    Outstanding    Earned/
                                               Balance       Paid          Rate       Balance       Paid
                                             -----------   --------       -----     -----------   --------
                                                                         (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts .........      $ 3,646      $   162        4.44%      $ 3,135      $   143
 Certificates of deposit invested in
  other institutions ....................          411           26        6.33           732           46
 Investment and other securities ........        2,047          102        4.98         2,338          146
 Loans receivable(1) ....................       89,869        7,842        8.73        79,105        6,608
 FHLB stock .............................        1,663           99        5.95         1,194           78
                                               -------      -------        ----       -------      -------
  Total interest-earning assets(1) ......      $97,636      $ 8,231        8.43       $86,504      $ 7,021
                                               =======      =======        ====       =======      =======
Interest-Bearing Liabilities:
  Savings accounts ......................        3,420           93        2.72         3,539           97
  Checking accounts .....................        3,277           40        1.22         2,605           42
  Money market accounts .................        4,750          173        3.64         4,819          174
  Certificates of deposit ...............       44,706        2,787        6.23        43,277        2,452
  FHLB advances .........................       32,543        1,928        5.92        21,716        1,269
  Effect of capitalized interest ........           --          (60)         --            --
                                               -------      -------        ----       -------      -------
  Total interest-bearing liabilities ....      $88,696      $ 4,961        5.59%      $75,956      $ 3,985
                                               =======      =======        ====       =======      =======
 Net interest income ....................                   $ 3,270                                $ 3,036
                                                            =======                                =======
 Net interest rate spread ...............                                  2.84%
                                                                           ====
 Net earning assets .....................      $ 8,940                                $10,548
                                               =======                                =======
 Net yield on average
  interest-earning assets ...............                                  3.35%
                                                                           ====
 Average interest-earning assets to
  average interest-bearing liabilities ..                     1.101x                                 1.139x
                                                            =======                                =======

                                                      Year Ended June 30,
                                             ==============================================
                                                                          1999
                                                            Average     Interest
                                               Yield/     Outstanding    Earned/     Yield/
                                                Rate        Balance       Paid        Rate
                                             ----------   -----------   --------     ------
                                                    (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts .........      4.56%        $ 9,678      $  459       4.74%
 Certificates of deposit invested in
  other institutions ....................      6.28           1,332          78       5.86
 Investment and other securities ........      6.24           2,246         137       6.10
 Loans receivable(1) ....................      8.35          69,904       5,951       8.51
 FHLB stock .............................      6.53           1,102          71       6.44
                                               ----         -------      ------       ----
  Total interest-earning assets(1) ......      8.12         $84,262      $6,696       7.95
                                               ----         =======      ======       ====
Interest-Bearing Liabilities:
  Savings accounts ......................      2.74           3,561          97       2.72
  Checking accounts .....................      1.61           2,333          34       1.46
  Money market accounts .................      3.61           4,418         160       3.62
  Certificates of deposit ...............      5.66          44,199       2,597       5.88
  FHLB advances .........................      5.84          18,921       1,112       5.88
  Effect of capitalized interest ........        --              --          --         --
                                               ----         -------      ------       ----
  Total interest-bearing liabilities ....      5.25%        $73,432      $4,000       5.45%
                                               ----         =======      ======       ====
 Net interest income ....................                                $2,696
                                                                         ======
 Net interest rate spread ...............      2.87%                                  2.50%
                                               ====                                   ====
 Net earning assets .....................                   $10,830
                                                            =======
 Net yield on average
  interest-earning assets ...............      3.51                                   3.20%
                                               ====                                   ====
 Average interest-earning assets to
  average interest-bearing liabilities ..                                 1.147x
                                                                         ======

----------
      (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.


12                  StateFed Annual Report o September 2001

RATE/VOLUME ANALYSIS
 ................................................................................

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                    Year Ended June 30,                  Year Ended June 20,
                                                    -------------------                  -------------------
                                                       2001 v. 2000                         2001 v. 2000

                                              ---------------------------------------------------------------------
                                              Increase (Decrease)                   Increase (Decrease)
                                              Due to                                Due to

                                              ---------------------------------------------------------------------
                                                                       Total                               Total
                                                                      Increase                            Increase
                                              Volume       Rate      (Decrease)     Volume       Rate    (Decrease)

                                              ---------------------------------------------------------------------
                                                                     (Dollars in Thousands)
Interest-earning assets:
  Interest-earning bank accounts .......      $  23       $  (4)      $    19       $(299)      $ (17)      $(316)
  Certificates of deposit invested in
    other institutions .................        (20)         --           (20)        (37)          5         (32)
  Investments and other securities .....        (17)        (27)          (44)          6           3           9
  Loans receivable .....................        929         305         1,234         770        (113)        657
  FHLB stock ...........................         28          (7)           21           6           1           7
                                              -----       -----       -------       -----       -----       -----
  Total interest-earning assets ........      $ 943       $ 267       $ 1,210       $ 446       $(121)      $ 325
                                              =====       =====       =======       =====       =====       =====

Interest-bearing liabilities:
  Savings accounts .....................          9         (11)           (2)         (1)          1          --
  Checking accounts ....................         (3)         (1)           (4)          4           4           8
  Money market accounts ................         (3)          2            (1)         14          --          14
  Certificates of deposit ..............         83         252           335         (53)        (92)       (145)
  FHLB advances ........................        641          18           659         163          (6)        157
                                              -----       -----       -------       -----       -----       -----
  Total interest-bearing liabilities ...      $ 727       $ 260       $   987       $ 127       $ (93)      $  34
                                              =====       =====       =======       =====       =====       =====

Net interest income, before effect of
  capitalized interest .................                              $   223                               $ 291
Effect of capitalized interest .........                                   11                                  49
                                                                      -------                               -----
Net interest income ....................                              $   234                               $ 340
                                                                      =======                               =====

INTEREST RATE SPREAD
 ................................................................................

The Company's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income, and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company and the net yield on weighted average interest-earning assets at year end.


                    StateFed Annual Report o September 2001                   13

                                                                           At June 30,
                                                                    -------------------------
                                                                    2001      2000      1999
                                                                    -------------------------
Weighted average yield on:
Loans receivable ..............................................     8.47%     8.35%     8.25%
Interest-earning bank accounts ................................     3.57      5.90      5.49
Certificates of deposit invested in other institutions ........     6.87      6.35      6.54
Investments and other securities ..............................     5.07      4.89      5.33
FHLB stock ....................................................     4.56      6.86      6.25
  Combined weighted average yield on interest-earning assets ..     7.99      8.17      7.84
Weighted average rate paid on:
Savings accounts ..............................................     2.83      2.83      2.83
Checking accounts .............................................     1.44      1.52      1.60
Money market accounts .........................................     3.29      3.30      3.29
Certificates of deposit .......................................     6.12      6.12      5.62
FHLB advances .................................................     5.21      6.31      5.70
  Combined weighted average rate paid on interest-bearing
    liabilities ...............................................     5.41      5.75      5.23
Spread ........................................................     2.58      2.42      2.62

LIQUIDITY AND CAPITAL RESOURCES
 ................................................................................

The OTS requires the Association to maintain a safe and sound level of liquid assets. Such assets may include United States Treasury, federal agency, and other investments having maturities of five years or less and are intended to provide a source of relatively liquid funds upon which the Association may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Association's regulatory liquidity at June 30, 2001 was 11.2%.

The Company's primary sources of funds consist of deposits, FHLB advances, repayments of loans, and interest earned on certificates of deposits in other institutions. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The primary financing activity of the Company during the fiscal year ended June 30, 2001 has been the increasing deposit base. The net increase in deposit accounts was $9.3 million during fiscal year 2001.

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

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 2001, the Company had outstanding commitments to extend credit which amounted to $2.9 million. The Company is not aware of any trends, events or uncertainties which will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

Certificates of deposit scheduled to mature in one year or less at June 30, 2001, totaled approximately $34.0 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Association. There can be no assurance, however, that the Association can retain all such deposits. At June 30, 2001, the Association had $29.2 million in advances from the FHLB of Des Moines outstanding.

As a savings and loan holding company of a federal stock savings and loan association, the Company's capital currently consists of stock-


14                  StateFed Annual Report o September 2001
holders' equity including retained earnings. At June 30, 2001, the Company's stockholders' equity totaled $14.1 million, or 13.1% of assets.

At June 30, 2001, the Association had tangible and core capital of $6.0 million, or 5.87% of adjusted total assets, respectively, which was approximately $4.4 million and $1.9 million above the minimum requirements of 1.5% and 4.0% respectively, of the adjusted total assets in effect on that date. On June 30, 2001, the Association had risk-based capital of $6.3 million (including $6.0 million in core capital), or 9.91% of risk-weighted assets of $64.0 million. This amount was $1.2 million above the 8% requirement in effect on that date.

IMPACT OF INFLATION AND CHANGING PRICES
 ................................................................................

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

IMPACT OF NEW
ACCOUNTING STANDARDS
 ................................................................................

ACCOUNTING STANDARDS STATEMENT OF FINANCIAL ACCOUNTING STANDARDS.

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," that requires entities to recognize all derivatives as either assets or liabilities in the balance sheet at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. Entities may reclassify securities from the held-to-maturity category to the available-for-sale category at the time of adopting SFAS No. 133. As amended, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 (as of June 30, 2000 for the Company). The Company adopted SFAS No. 133 on July 1, 2000. The Company had no held to maturity securities at the time of adoption. The Company has not engaged in derivatives and hedging activities covered by the new standard, and does not expect to do so in the foreseeable future. Accordingly, SFAS No. 133 is not expected to have any impact on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 supercedes and replaces the guidance in SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and


                    StateFed Annual Report o September 2001                   15

Extinguishments of Liabilities," and rescinds SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 140 provides accounting and reporting standards for securitization transactions involving financial assets, sales of financial assets such as receivables, loans and securities, factoring transactions, washsales, servicing assets and liabilities, collateralized borrowing arrangements, securities lending transactions, repurchase agreements, loan participations, and extinguishment of liabilities. The Company does not believe the implementation of SFAS No. 140 will have a material impact on its financial condition.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards effectively eliminate the use of pooling accounting for business combinations and eliminate the amortization of goodwill created in connection with business combinations. As the Company has no such intangible assets, the implementation of these Statements will not have a material impact on its financial condition or results of operations.


16                  StateFed Annual Report o September 2001

                             CONSOLIDATED FINANCIAL
                                   STATEMENTS
 ................................................................................

                          Independent Auditor's Report

Board of Directors
StateFed Financial Corporation
Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of StateFed Financial Corporation and subsidiary as of June 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years ended June 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StateFed Financial Corporation and its subsidiary as of June 30, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

McGowen, Hurst, Clark & Smith, P.C.


/s/ McGowen, Hurst, Clark & Smith, P.C.
---------------------------------------
McGowen, Hurst, Clark & Smith, P.C.
West Des Moines, Iowa
August 10, 2001


                    StateFed Annual Report o September 2001                   17

                         STATEFED FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                 June 30,
                                                                     --------------------------------
                                                                          2001               2000
                                                                     -------------      -------------
ASSETS
  Cash and cash equivalents
    Non-interest bearing                                             $     587,266      $     281,585
    Interest bearing                                                     6,691,285          2,195,909
                                                                     -------------      -------------
                                                                         7,278,551          2,477,494
  Investments in certificates of deposit                                   297,272            495,692
  Investment securities available-for-sale                               1,924,855          2,231,274
  Loans receivable, net                                                 87,898,936         86,572,585
  Real estate held for investment, net                                   2,106,442          2,175,785
  Property acquired in settlement of loans                               1,320,458          1,337,847
  Office property and equipment, net                                     3,947,620          2,965,659
  Federal Home Loan Bank stock, at cost                                  1,762,200          1,464,600
  Accrued interest receivable                                              630,166            573,293
  Other assets                                                             382,936            390,550
                                                                     -------------      -------------

      TOTAL ASSETS                                                   $ 107,549,436      $ 100,684,779
                                                                     =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits                                                           $  62,987,496      $  53,648,118
  Advances from the Federal Home Loan Bank                              29,185,149         29,283,906
  Advances from borrowers for taxes and insurance                          395,032            353,743
  Accrued interest payable                                                 170,864            140,243
  Income taxes
    Current                                                                 58,544            197,992
    Deferred                                                               144,997             99,000
  Accounts payable and other liabilities                                   392,053            198,689
  Dividends payable                                                        127,633            113,220
                                                                     -------------      -------------
      TOTAL LIABILITIES                                                 93,461,768         84,034,911

Stockholders' equity
    Preferred stock, $.01 par value, 500,000 shares authorized,
     none issued                                                                --                 --
    Common stock, $.01 par value, 2,000,000 shares authorized
     1,780,972 shares issued with 1,276,326 (2001) and 1,509,600
     (2000) shares outstanding                                              17,810             17,810
    Additional paid-in capital                                           8,522,356          8,546,501
    Retained earnings - substantially restricted                        10,861,853         10,778,818
    Less treasury stock (504,646 and 271,372 shares, at cost)           (5,195,834)        (2,362,921)
    Less common stock acquired by employee stock
     ownership plan                                                       (143,866)          (205,761)
    Accumulated other comprehensive income (loss) --
     net unrealized gains (losses) on available-for-sale
     securities, net of related tax effects                                 25,349           (124,579)
                                                                     -------------      -------------
      TOTAL STOCKHOLDERS' EQUITY                                        14,087,668         16,649,868
                                                                     -------------      -------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 107,549,436      $ 100,684,779
                                                                     =============      =============


18                  StateFed Annual Report o September 2001

                         StateFed Financial Corporation
                       Consolidated Statements of Income

                                                                     Year ended June 30,
                                                           --------------------------------------
                                                               2001           2000         1999
                                                           -----------    ----------   ----------
INTEREST INCOME
   Loans receivable interest                               $ 7,842,292    $6,608,263   $5,950,625
   Investment securities and other interest                    388,767       413,313      744,777
                                                           -----------    ----------   ----------
                                                             8,231,059     7,021,576    6,695,402
INTEREST EXPENSE
   Deposits                                                  3,055,787     2,731,412    2,888,006
   Advances from the Federal Home Loan Bank                  1,905,468     1,254,358    1,111,563
                                                           -----------    ----------   ----------
                                                             4,961,255     3,985,770    3,999,569
                                                           -----------    ----------   ----------

      NET INTEREST INCOME                                    3,269,804     3,035,806    2,695,833

PROVISION FOR LOAN LOSSES                                      151,000        36,000       36,000
                                                           -----------    ----------   ----------

      NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES                           3,118,804     2,999,806    2,659,833

NON-INTEREST INCOME
   Investment real estate operations                           518,719       524,514      565,503
   Gain (loss) on sale of available-for-sale investments       (95,880)        1,940       52,602
   Other                                                       140,024       157,633      155,046
                                                           -----------    ----------   ----------
                                                               562,863       684,087      773,151
NON-INTEREST EXPENSE
   Salaries and employee benefits                            1,287,057     1,032,790      916,692
   Investment real estate operations                           321,672       312,090      328,904
   Occupancy expenses                                          245,830       162,779      160,202
   Federal deposit insurance premiums                           38,563        49,887       60,023
   Data processing services                                    128,429       107,328      111,459
   Advertising                                                  62,644        38,379       33,639
   Legal fees                                                  156,477        33,898        7,116
   Other                                                       421,213       269,131      307,759
                                                           -----------    ----------   ----------
                                                             2,661,885     2,006,282    1,925,794
                                                           -----------    ----------   ----------
      INCOME BEFORE PROVISION
         FOR INCOME TAXES                                    1,019,782     1,677,611    1,507,190

PROVISION FOR INCOME TAXES                                     356,460       536,860      488,900
                                                           -----------    ----------   ----------

      NET INCOME                                           $   663,322    $1,140,751   $1,018,290
                                                           ===========    ==========   ==========

Basic earnings per share                                   $      0.45    $     0.78   $     0.68
                                                           ===========    ==========   ==========
Diluted earnings per share                                 $      0.44    $     0.76   $     0.67
                                                           ===========    ==========   ==========


                    StateFed Annual Report o September 2001                   19

                         STATEFED FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                             Year ended June 30,
                                                     -------------------------------------
                                                       2001        2000           1999
                                                     --------   -----------    -----------
Net income                                           $663,322   $ 1,140,751    $ 1,018,290

Other comprehensive income, net of tax effects:

   Unrealized holding gains (losses) on securities
      arising during the year                          90,003      (127,082)       (85,097)

   Reclassification adjustment - realized (gains)
      losses on securities during the year             59,925        (1,300)       (31,028)
                                                     --------   -----------    -----------
         Net change in other comprehensive income     149,928      (128,382)      (116,125)
                                                     --------   -----------    -----------

Comprehensive income                                 $813,250   $ 1,012,369    $   902,165
                                                     ========   ===========    ===========


20                  StateFed Annual Report o September 2001

                         StateFed Financial Corporation
           Consolidated Statements of Changes in Stockholders' Equity

                                                              Years ended June 30, 2001, 2000, and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Accumulated
                                                                                             Common        Other
                                              Additional                                      Stock    Comprehensive      Total
                                    Common     Paid-in         Retained       Treasury       Acquired      Income     Stockholders'
                                     Stock     Capital         Earnings         Stock        By ESOP      (Loss)         Equity

------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998         $   17,810  $  8,474,205    $  9,457,310   $ (1,643,697)  $ (341,270)  $  119,928    $  16,084,286

  Net income for the year                                       1,018,290                                                 1,018,290
  Dividends declared                                             (385,216)                                                 (385,216)
  ESOP common stock released
     for allocation                                81,292                                      69,980                       151,272
  Treasury stock acquired -
     59,000 shares                                                              (689,688)                                  (689,688)
  Treasury stock reissued to fund
     stock options exercised -
     12,112 shares                                (37,839)                        98,399                                     60,560
  Change in unrealized gains
     (losses) on available-for-
     sale securities, net of
     related tax effects                                                                                  (116,125)        (116,125)
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999             17,810     8,517,658      10,090,384     (2,234,986)    (271,290)       3,803       16,123,379

  Net income for the year                                       1,140,751                                                 1,140,751
  Dividends declared                                             (452,317)                                                 (452,317)
  ESOP common stock released
     for allocation                                60,240                                      65,529                       125,769
  Treasury stock acquired -
     18,000 shares                                                              (202,313)                                  (202,313)
  Treasury stock reissued to fund
     stock options exercised -
     8,596 shares                                 (31,397)                        74,378                                     42,981
  Change in unrealized gains
     (losses) on available-for-
     sale securities, net of
     related tax effects                                                                                  (128,382)        (128,382)
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000             17,810     8,546,501      10,778,818     (2,362,921)    (205,761)    (124,579)      16,649,868

  Net income for the year                                         663,322                                                   663,322
  Dividends declared                                             (580,287)                                                 (580,287)
  ESOP common stock released
     for allocation                                62,575                                      61,895                       124,470
  Treasury stock acquired -
     256,474 shares                                                           (3,035,632)                                (3,035,632)
  Treasury stock reissued to fund
     stock options exercised -
     23,200 shares                                (86,720)        202,719                                                   115,999
  Change in unrealized gains
     (losses) on available-for-
     sale securities, net of
     related tax effects                                                                                   149,928          149,928
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001          $  17,810  $  8,522,356   $  10,861,853   $ (5,195,834)  $ (143,866)  $   25,349    $  14,087,668
====================================================================================================================================


                    StateFed Annual Report o September 2001                   21

                         StateFed Financial Corporation
                     Consolidated Statements of Cash Flows

                                                                             Year ended June 30,
                                                                  ------------------------------------------
                                                                      2001           2000            1999
                                                                  -----------    ------------    -----------
Cash flows from operating activities
   Net income                                                     $   663,322    $  1,140,751    $ 1,018,290
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Depreciation                                                 223,048         167,385        160,449
         Gain on sale of real estate                                  (18,873)        (50,094)       (53,835)
         Amortization of ESOP and RRP contributions                   124,470         125,770        151,271
         Realized (gains) losses on sale of available-for-sale         95,880          (1,940)       (52,602)
            securities
         Deferred loan fees                                            17,530          35,970         (9,635)
         Provision for losses on loans                                151,000          36,000         36,000
         Deferred income taxes                                        (43,962)        (21,293)        13,000
         Other                                                             --          13,134         18,607
         Change in:
            Accrued interest receivable                               (63,573)        (37,265)         6,218
            Other assets                                               14,326          61,759         22,959
            Accrued interest payable                                   30,621           6,470           (478)
            Current income tax liability                             (139,448)         70,349        108,624
            Accounts payable and other liabilities                    193,364           1,634        (95,177)
                                                                  -----------    ------------    -----------
            Net cash provided by operating activities               1,247,705       1,548,630      1,323,691

Cash flows from investing activities
   Investment in certificates of deposits                                  --         (99,000)      (198,000)
   Maturity of investments in certificates of deposit                 198,420         487,000        792,046
   Proceeds from sale or maturity of available-for-sale
      investment securities                                           450,426         703,660      1,124,853
   Purchase of available-for-sale investment securities                    --      (1,194,123)      (420,259)
   Purchase of FHLB stock                                            (297,600)       (317,000)      (198,600)
   Net increase in loans outstanding                               (1,482,619)    (13,953,559)    (3,199,516)
   Investment in real estate held for investment                       (1,922)        (36,555)       (55,472)
   Investment in real estate held for development                         (12)         79,987         (4,731)
   Proceeds from sales of real estate                                  24,000          65,500         13,000
   Investment in property acquired in settlement of loans                  --        (595,028)          (840)
   Purchases of equipment and construction of office property      (1,133,744)     (1,438,782)      (112,134)
                                                                  -----------    ------------    -----------
         Net cash flows provided (used) by investing activities    (2,243,051)    (16,297,900)    (2,259,653)

Cash flows from financing activities
   Net increase (decrease) in deposits                              9,339,378      (1,064,954)     1,041,271
   Advances from Federal Home Loan Bank                             6,000,000      10,500,000      6,000,000
   Repayment of Federal Home Loan Bank advances                    (6,098,757)        (93,141)    (6,087,843)
   Net increase (decrease) in advances from borrowers                  41,289          16,372         (3,315)
   Proceeds from stock options exercised                              116,000          42,981         60,560
   Dividends paid                                                    (565,875)       (453,397)      (349,211)
   Treasury stock purchased                                        (3,035,632)       (202,313)      (689,688)
                                                                  -----------    ------------    -----------
         Net cash flows provided (used) by financing activities     5,796,403       8,745,548        (28,226)
                                                                  -----------    ------------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS                                 4,801,057      (6,003,722)      (964,188)

CASH AND CASH EQUIVALENTS, beginning of year                        2,477,494       8,481,216      9,445,404
                                                                  -----------    ------------    -----------

   CASH AND CASH EQUIVALENTS, end of year                         $ 7,278,551    $  2,477,494    $ 8,481,216
                                                                  ===========    ============    ===========


22                  StateFed Annual Report o September 2001

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS--StateFed Financial Corporation (the Company), organized under the laws of the State of Delaware, is a thrift holding company. The Company owns 100% of the outstanding capital stock of State Federal Savings and Loan Association (the Association). Its primary business activity is the operation of the Association.

The Association provides a full range of banking services to individual and corporate customers from its three offices located in Des Moines and Clive, Iowa. The Association's wholly-owned subsidiary, State Service Corporation, owns and operates residential apartment units.

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of StateFed Financial Corporation, State Federal Savings and Loan Association and its wholly-owned subsidiary, State Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

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

INVESTMENTS IN CERTIFICATES OF DEPOSIT--The Company invests in certificates of deposit issued by other federally insured financial institutions located throughout the United States. The Company limits its investments in certificates to $100,000 per financial institution. The investments in certificates of deposit are carried at cost. Brokerage or other fees paid to acquire the certificates are capitalized and amortized against interest income, using the interest method, over the term of the certificate.

INVESTMENT AND OTHER SECURITIES--Investments in debt securities which management has the intent and the Company has the ability to hold to maturity are carried at cost, adjusted for purchase premiums or discounts. Purchase premiums or discounts are amortized through interest income using the interest method over the period to maturity.

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


                    StateFed Annual Report o September 2001                   23
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

LOANS RECEIVABLE--Loans receivable are stated at unpaid principal balances, less an allowance for loan losses, deferred loan origination fees, and discounts. The Company has both the intent and the ability to hold loans receivable to maturity.

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

The Company accounts for impaired loans by measuring impaired loans based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in multi-family and nonresidential loans, and their evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than 90 days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment at that time. The Company had no investment in impaired loans at June 30, 2001 and 2000.

The Company defers loan fees (net of direct loan origination costs) received in the origination process, and recognizes those fees over the contractual life of the related loan as a yield adjustment.

PROPERTY ACQUIRED IN SETTLEMENT OF LOANS--Property acquired in the settlement of loans, or where the loan is in-substance foreclosed, is initially recorded at the lower of fair value (less estimated costs to sell the real estate) at the date of foreclosure, or the loan balance. Costs relating to improvement of the property are capitalized, whereas costs relating to the holding of the property are expensed. Valuation allowances are established and adjusted periodically by management if the carrying value of the property exceeds its fair value, less estimated costs to sell the property.


24                  StateFed Annual Report o September 2001

OFFICE PROPERTY AND EQUIPMENT--Property and equipment acquired by the Company is recorded at cost. Depreciation is provided using straight-line or accelerated methods over the estimated useful lives of the related assets.

FINANCIAL INSTRUMENTS--The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

ADVERTISING COSTS--Advertising costs are expensed as incurred.

INCOME TAXES--The Company provides for deferred income taxes using an asset-and-liability method of accounting for income taxes. Under the asset-and-liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns.

EARNINGS PER SHARE--Basic earnings per common share are computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computation of earnings per share are as follows:

                                                     Year Ended June 30,
                                             -----------------------------------
                                                2001         2000         1999
                                             -----------------------------------
Weighted-average common
     shares outstanding (basic)              1,468,121    1,462,969    1,459,591
Dilutive effect of assumed
     exercise of stock options                  29,491       30,257       38,344
                                             -----------------------------------
Weighted-average common
     shares outstanding (diluted)            1,497,612    1,493,226    1,497,935
                                             ===================================

NOTE B

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less, when purchased, to be cash equivalents. The Company had cash deposits of approximately $6,370,000 at the Federal Home Loan Bank of Des Moines at June 30, 2001.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                    Year Ended June 30,
                                          --------------------------------------
                                             2001          2000          1999
                                          --------------------------------------
Income taxes paid                         $  539,869    $  487,804    $  380,276
                                          ======================================
Interest paid on deposits and
FHLB advances
(includes interest credited to
 deposit accounts)                        $4,990,324    $4,028,474    $4,000,047
                                          ======================================

NON-CASH INVESTING AND FINANCING ACTIVITIES

Property acquired through foreclosure totaled $197,343, $74,087 and $41,937 during fiscal years 2001, 2000, and 1999, respectively. The Company also financed $209,400, $424,000 and $219,900 of loans for borrowers to purchase real estate owned by the Company during fiscal years 2001, 2000, and 1999, respectively.

NOTE C

INVESTMENTS IN CERTIFICATES OF DEPOSIT

The Company invests in certificates of deposit issued by other financial institutions, up to a maximum of $100,000 per institution. Following is a summary of the future maturities of the certificates at June 30, 2001:

                                                        Interest
                                                          Rate           Amount
                                                      --------------------------
Mature during fiscal year:
  2002                                                6.85% - 7.00%      198,000
  2005                                                    6.75%           99,000
                                                                        --------
                                                                         297,000
Unamortized broker fees                                                      272
                                                                        --------
                                                                        $297,272
                                                                        ========

Following is a summary of certificates by interest rate range:

                                                               June 30,
                                                      --------------------------
                                                        2001              2000
                                                      --------------------------
Interest rates:
  5.00% - 5.99%                                       $     --          $198,000
  6.00% - 6.99%                                        198,000           198,000
  7.00% - 7.99%                                         99,000            99,000
                                                      --------          --------
                                                       297,000           495,000
  Unamortized broker fees                                  272               692
                                                      --------          --------
                                                      $297,272          $495,692
                                                      ========          ========


                    StateFed Annual Report o September 2001                   25

NOTE D

INVESTMENT SECURITIES

Following is a summary of investment securities (all securities are classified as available-for-sale):

                                               Gross        Gross
                                Amortized    Unrealized   Unrealized        Fair
                                   Cost        Gains        Losses          Value
                                -----------------------   -------------------------
June 30, 2001:
U.S. government and agency
   debt securities              $  200,000   $   4,472    $        --    $  204,472
   Municipal bonds                 101,305          --           (130)      101,175
   Equity securities             1,582,991      37,237         (1,020)    1,619,208
                                -----------------------   -------------------------
                                $1,884,296   $  41,709         (1,150)   $1,924,855
                                =======================   =========================
June 30, 2000:
   U.S. government and agency
   debt securities              $  450,000   $      --    $    (4,202)   $  445,798
   Municipal bonds                 101,440          --         (1,447)       99,992
   Equity securities             1,879,160          --       (193,677)    1,685,484
                                -----------------------   -------------------------
                                $2,430,600   $      --    $  (199,326)   $2,231,274
                                =======================   =========================

The contractual maturities of debt securities are shown below. Actual maturities are expected to differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Weighted
                                            Average    Amortized     Fair
                                             Yield        Cost       Value
                                           ---------------------------------
Due in one year or less                          --%   $      --   $      --
Due after one year through five years            --%          --          --
Due after five years through ten years(1)      6.48%     301,305     305,647
Due after ten years                              --%          --          --
                                                       ---------------------
                                                       $ 301,305   $ 305,647
                                                       =====================

(1)   $200,000 callable in fiscal year 2002

The Company had realized gains (losses) on the sale of investment securities totaling ($95,880), $1,940, and $52,602 during fiscal years 2001, 2000, and
1999, respectively. Proceeds from the sale of available-for-sale equity securities totaled $99,790 for 2001, $3,660 for 2000, and $113,643 for 1999.

Following is a summary of investment income:

                                                       Year Ended June 30,
                                                --------------------------------
                                                  2001        2000        1999
                                                --------------------------------
U.S. government and agency securities           $ 19,733    $ 46,452    $ 69,179
Municipal bonds                                    4,865       4,865       4,596
Certificates of deposit                           26,354      46,302      78,061
FHLB stock dividends                              98,939      78,156      71,213
Interest-bearing cash accounts                   162,059     143,492     459,334
Equity securities dividends                       76,817      94,046      62,394
                                                --------------------------------
                                                $388,767    $413,313    $744,777
                                                ================================

NOTE E

LOANS RECEIVABLE, NET

Following is a summary of loans receivable:

                                                                  June 30,
                                                        ----------------------------
                                                            2001            2000
                                                        ----------------------------
Real estate mortgage loans:
   Secured by one-to-four family residences             $ 55,178,876    $ 54,078,222
   Secured by commercial and multi-family real estate     31,243,376      31,070,668
   Construction loans                                      1,308,950         719,000
                                                        ----------------------------
      Total real estate mortgage loans                    87,731,202      85,867,890

Consumer and other loans                                   1,606,121       1,426,043
                                                        ----------------------------
                                                          89,337,323      87,293,933
Less:
   Allowance for loan losses                                (382,325)       (258,801)
   Undisbursed portion of mortgage loans                    (717,387)       (141,582)
   Unamortized balance on purchased loan premiums
     (discounts)                                                 260             439
   Deferred loan fees                                       (338,935)       (321,404)
                                                        ----------------------------

      Loans receivable, net                             $ 87,898,936    $ 86,572,585
                                                        ============================

A significant portion of loans receivable consist of first mortgage loans issued to finance purchases of real estate, principally one-to-four family residences. The real estate is located primarily in the greater Des Moines area. There is no significant concentration of credit risk to specific industries.

Commercial and multi-family real estate loans include participating interests in loans purchased by the Company. Participation loans purchased totaled approximately $11,110,000 and $12,000,000 at June 30, 2001 and 2000,
respectively. A significant portion of these participation loans are secured by real estate located outside of Iowa.

The economic condition of the Company's market area can affect its borrowers' ability to repay their loans. The Company has no significant restructured troubled debt.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments is


26                  StateFed Annual Report o September 2001
represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At June 30, 2001, the Company had outstanding commitments to fund real estate loans of $2,909,744. The commitments were primarily for adjustable interest rate commercial real estate loans on real estate located across the Midwest.

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

In the normal course of business, the Company has made loans to its directors, officers and their related business interests. Regulations allow executive officers and directors to receive the same loan terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $1,831,000, $2,070,000 and $1,935,000 at June 30, 2001, 2000 and
1999, respectively.

The Company serviced participation loans with outstanding balances totaling $2,390,890 and $2,385,312 at June 30, 2001 and 2000 respectively. The Company's portion of these loans totaled $1,814,806 and $1,415,921 at June 30, 2001 and 2000, respectively.

The Company did not sell any portion of its loan portfolio, or loans originated, during the years ended June 30, 2001 and 2000.

Activity in the allowance for loan losses is summarized as follows:

                                                    Year Ended June 30,
                                           -------------------------------------
                                              2001          2000          1999
                                           -------------------------------------
Balance at beginning of year               $ 258,801     $ 242,129     $ 206,129
   Provision charged to income (1)           151,000        36,000        36,000
   Charge-offs                               (27,476)      (19,328)           --
                                           -------------------------------------

Balance at end of year                     $ 382,325     $ 258,801     $ 242,129
                                           =====================================

(1) An additional $100,000 provision was made by management to the allowance during the fourth quarter of fiscal year 2001 as a result of a regulatory examination.

Non-accrual loans totaled $1,265,893 and $717,000, respectively, at June 30, 2001 and 2000. Loan interest income for the year ended June 30, 2001 and 2000 would have increased by $68,133 and $34,300, respectively, if interest income had been accrued on these past-due loans. There were no significant non-accrual loans as of June 30, 1999.

As of June 30, 2001, the Company had a net investment of $87,898,936 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Company policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Company's policy is to foreclose or repossess collateral on which it has filed liens.

In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Company would incur a loss equal to the loan balance.


                    StateFed Annual Report o September 2001                   27

NOTE F

REAL ESTATE HELD FOR INVESTMENT

The Company owns and operates a 60-unit apartment complex and a 22-unit apartment complex located in the Des Moines area. The units rent for $450 to $635 per month under rental agreements which do not exceed one year.

Following is a summary of the Company's investment in these real estate projects:

                                                            June 30,
                                                 ------------------------------
                                                     2001               2000
                                                 ------------------------------
Rental real estate, at cost                      $ 2,752,011        $ 2,750,089
Less accumulated depreciation                       (645,569)          (574,304)
                                                 ------------------------------

                                                 $ 2,106,442        $ 2,175,785
                                                 ==============================

NOTE G

PROPERTY ACQUIRED IN SETTLEMENT OF LOANS

The Company held one property acquired in the settlement of loans at June 30, 2001. The commercial building property has a carrying value of $1,320,458. Management believes the carrying value of the property does not exceed the fair value of the property, net of anticipated selling costs. The commercial building was sold on contract subsequent to June 30, 2001 resulting in no significant gain or loss to the Company.

No gains or losses were recognized from adjusting the carrying value of property acquired in settlement of loans to fair value during 2001, 2000, or 1999.

NOTE H

OFFICE PROPERTY AND EQUIPMENT

Following is a summary of office property and equipment:

                                                              June 30,
                                                     --------------------------
                                                         2001           2000
                                                     --------------------------
Land                                                 $   975,000    $   725,210
Office building                                        2,903,501        471,615
Furniture, fixtures and equipment                        754,665        484,486
Office space under development                                --      1,832,901
                                                     --------------------------
                                                       4,633,166      3,514,212
Less accumulated depreciation                           (685,546)      (548,553)
                                                     --------------------------

            Office property and equipment, net       $ 3,947,620    $ 2,965,659
                                                     ==========================

The Company leases a portion of one of its office buildings on a month-to-month basis. Aggregate monthly rental receipts total approximately $4,200.

The Company constructed an office complex in Clive, Iowa (a suburb of Des Moines). Approximately 60% of the building is being used by the Company, with the remaining space available for lease to commercial tenants. Construction was completed during 2001 at a total cost of approximately $2,700,000, including land costs. Costs incurred for the years ending June 30, 2001 and 2000 include capitalized interest of $59,690 and $49,174, respectively.

NOTE I

ACCRUED INTEREST RECEIVABLE

Following is a summary of accrued interest receivable:

                                                                 June 30,
                                                         -----------------------
                                                           2001           2000
                                                         -----------------------
Investments in certificates of deposit                   $    957       $  1,661
Investment securities                                       9,396         11,663
Loans receivable                                          619,813        559,969
                                                         -----------------------

                                                         $630,166       $573,293
                                                         =======================

NOTE J

DEPOSITS

Savings deposit customers are primarily greater Des Moines area individuals and businesses. Deposits with balances in excess of $100,000 totaled $6,074,082 and $3,478,328 at June 30, 2001 and 2000, respectively. Non-interest bearing deposit accounts totaled approximately $1,433,898 and $1,163,500 at June 30, 2001 and 2000, respectively.

Deposit accounts held by members of the board of directors and executive officers totaled $500,765 and $814,739 at June 30, 2001 and 2000, respectively.


28                  StateFed Annual Report o September 2001

Following is a summary of savings deposits as of June 30, 2001 and 2000 and interest expense relating to those deposits for the years then ended:

                                       2001                           2000
                           ----------------------------------------------------------
                           Outstanding      Interest      Outstanding      Interest
                              Balance        Expense         Balance        Expense
                           ----------------------------------------------------------
Demand deposits            $  3,018,793   $     40,473    $  2,627,441   $     42,442
Savings and money
   market deposits            8,232,546        265,603       8,025,588        271,419
Certificates of deposits     51,736,157      2,793,127      42,995,089      2,458,111
                           ----------------------------------------------------------
                           $ 62,987,496      3,099,203    $ 53,648,118      2,771,972
                           ============                   ============
Less penalties for early
   withdrawals                                  (6,451)                        (6,586)
Less allocation of
   capitalized interest                        (36,965)                       (33,974)
                                          ------------                   ------------

                                          $  3,055,787                   $  2,731,412
                                          ============                   ============

The scheduled maturities of certificates of deposit are as follows:

Fiscal-year ending June 30:
   2002                                                              $34,013,861
   2003                                                                9,695,441
   2004                                                                3,807,530
   2005                                                                2,706,141
   2006                                                                1,513,184
                                                                     -----------
                                                                     $51,736,157
                                                                     ===========

NOTE K

ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Des Moines, which are secured by a blanket pledge agreement, including all stock in the FHLB and qualifying first mortgage loans, consisted of the following at June 30, 2001:

o Fixed rate advance due in monthly principal and interest payments of $16,737 through January 31, 2013. The outstanding balance of the advance was $1,685,149 at June 30, 2001.

o The following fixed rate advances, which are subject to prepayment penalties:

    Maturity Date                                Interest Rate          Amount
--------------------------------------------------------------------------------
November 2, 2001                                     6.46%           $ 3,000,000
November 21, 2002                                    6.14%             5,000,000
June 30, 2008 (1)                                    5.52%             3,000,000
September 11, 2008 (2)                               4.99%             6,000,000
                                                                     -----------
                                                                     $17,000,000
                                                                     ===========

                        (1) Callable in fiscal year 2003
                        (2) Callable in fiscal year 2001

o Fed Funds Advances totaling $10,500,000 at June 30, 2001. The advances mature daily, but renew automatically. Interest adjusts daily (4.34% at June 30, 2001), based on the FHLB's short-term investment returns.

Scheduled maturities of the advances are as follows:

                                                                    Interest
Year ending June 30,                               Amount             Rates
                                                --------------------------------
2002                                            $13,604,713       4.34% - 6.46%
2003                                              5,111,028       5.87% - 6.14%
2004                                                117,723               5.87%
2005                                                124,833               5.87%
2006                                                132,350               5.87%
Thereafter                                       10,094,502       4.99% - 5.87%
                                                -----------
                                                $29,185,149
                                                ===========

The weighted average interest rate for all advances was 5.21% and 6.31% at June 30, 2001 and 2000, respectively.

NOTE L

INCOME TAXES

Prior to the year ended June 30, 1997, the savings and loan subsidiary was allowed a special bad debt deduction based on a percentage of taxable income (8%), or on specified experience formulas, subject to certain limitations based on aggregate loan balances at the end of the year. The special bad debt deduction has been repealed for thrift institutions. Legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since January 1, 1988 (approximately $184,000 remains to be recaptured). Recapture of pre-1988 reserves (approximately $1,353,000) is required only under limited circumstances, such as if a thrift pays dividends in excess of its earnings and profits or liquidates. The recapture is not expected to have a material effect on results of operations as the Company has provided a deferred tax liability for special bad debt deductions since January 1, 1988. The Company, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $510,000 relating to pre-1988 bad debt reserves.


                    StateFed Annual Report o September 2001                   29

Taxes on income consist of:

                                                          Year Ended June 30,

------------------------------------------------------------------------------------------------------------------------------
                          2001                                   2000                                  1999

------------------------------------------------------------------------------------------------------------------------------
            Federal       State        Total       Federal       State        Total       Federal         State       Total

------------------------------------------------------------------------------------------------------------------------------
 Current   $ 338,357    $  62,065    $ 400,422    $ 471,639    $  86,514    $ 558,153    $ 402,135   $  73,765     $ 475,900
Deferred     (37,148)      (6,814)     (43,962)     (17,993)      (3,300)     (21,293)      10,985       2,015        13,000
------------------------------------------------------------------------------------------------------------------------------
   Total   $ 301,209    $  55,251    $ 356,460    $ 453,646    $  83,214    $ 536,860    $ 413,120   $  75,780     $ 488,900
==============================================================================================================================

Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:

                                                    Year Ended June 30,
                                            -----------------------------------
                                               2001         2000         1999
                                            -----------------------------------
Computed "expected" taxes on income         $ 348,000    $ 570,400    $ 512,400
State taxes, net of federal benefit            37,500       64,700       58,200
Low income housing tax credits                (59,000)     (59,000)     (59,000)
Other adjustments                              29,960      (39,240)     (22,700)
                                            -----------------------------------

   Provision for income taxes               $ 356,460    $ 536,860    $ 488,900
                                            ===================================

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax liability at June 30, 2001 and 2000 were as follows:

                                                                June 30,
                                                         ----------------------
                                                            2001         2000
                                                         ----------------------
Federal Home Loan Bank stock (income tax payable
   when shares received as stock dividends are sold)     $  63,900    $  63,900
Real estate and equipment (depreciation
   method differences)                                     143,000      123,000
Compensation agreements (deductible when paid
   for income tax reporting purposes)                      (15,700)     (15,700)
Loan fees deferred for financial reporting purposes        (18,900)     (22,300)
Allowance for loan losses                                  (74,500)      (5,200)
Deferred installment sale gains                             33,000       34,000
Unrealized gains (losses) on investment securities          15,200      (74,800)
Other                                                       (1,003)      (3,900)
                                                         ----------------------

   Net deferred income tax liability                     $ 144,997    $  99,000
                                                         ======================

No valuation allowance was recorded against deferred tax assets at June 30, 2001 or 2000.

NOTE M

EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)--The Company has established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained an age of 21 are eligible to participate. The ESOP borrowed $687,700 from the Company to purchase up to 8% of the common stock or 137,540 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan is repaid principally from the Association's discretionary contributions to the ESOP over a period of 10 years (through December 31, 2003). The interest rate for the loan is 7%. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of $124,470, $125,770, and $151,300 was recorded relative to the ESOP for the years ended June 30, 2001, 2000, and 1999, respectively.

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


30                  StateFed Annual Report o September 2001

ESOP shares were as follows:

                                                               June 30,
                                                      -------------------------
                                                         2001            2000
                                                      -------------------------
Allocated shares, beginning of year                      88,851          76,378
Distributions of shares                                    (713)           (581)
Shares released for allocation                           12,330          13,054
                                                      -------------------------
   Total allocated shares, end of year                  100,468          88,851
Unreleased shares                                        27,693          40,023
                                                      -------------------------
   Total ESOP shares                                    128,161         128,874
                                                      =========================

Fair value of unreleased shares                       $ 299,361       $ 370,213
                                                      =========================

STOCK OPTION PLAN--The Company authorized options for 171,924 shares of common stock under the 1993 Stock Option and Incentive Plan (the "Plan"). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. During 1994, the Company's Compensation Committee granted options for 137,540 shares to certain officers, directors and employees, at an exercise price of $5 per share. Additional options for 21,488 shares were granted to certain directors during 2001. Stock options vest at a rate of 20% per year. There are unexercised outstanding stock options for 59,594 shares at June 30, 2001. At June 30, 2001, the weighted average remaining contractual life is 4.8 years for the outstanding unexercised options.

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that elect to continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosure of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Had the Company determined compensation cost based on the fair value at the grant date for stock options under SFAS 123, the Company's net income and net income per share would have been as indicated below:

                                                    Year Ended June 30,
                                             -----------------------------------
                                               2001        2000         1999
                                             -----------------------------------
Net income - as reported                     $663,322   $1,140,751   $1,018,290
Net income - pro forma                        656,187    1,140,751    1,018,290
Basic income per share - as reported             0.45         0.78         0.68
Basic income per share - pro forma               0.45         0.78         0.68
Diluted income per share -as reported            0.44         0.76         0.67
Diluted income per share - pro forma             0.44         0.76         0.67

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumption used for grants during fiscal 2001: risk-free interest rate of 6.50%, dividend yield of 4.00%, expected volatility of 34.53%, and expected lives of 5 years. The weighted average fair value of the options granted in fiscal 2001 was $0.86 per share. The effects of applying SFAS 123 may not be representative of the effects on reported net earnings for future years. No options were granted by the Company during the fiscal years ended June 30, 2000 and 1999.

A summary of the status of the Company's stock option plan as of June 30, 2001 and 2000, and the changes during the years ended on those dates is presented below:

                                                           Year ended June 30,
                                                         ----------------------
                                                          2001           2000
                                                         ----------------------
Unexercised options, beginning of year                    61,306         69,902
Stock options granted                                     21,488             --
Stock options exercised                                  (23,200)        (8,596)
                                                         ----------------------

   Unexercised options, end of year                       59,594         61,306
                                                         ======================

SIMPLIFIED EMPLOYEE PENSION PLAN--The Company provides a simplified employee pension plan (SEP) to its employees. The plan allows employees over the age of 18 to make tax-deferred contributions to the SEP. The Company is also allowed to make discretionary contributions to the SEP. No Company discretionary contributions were made to the SEP during fiscal years 2001, 2000, and 1999.


                    StateFed Annual Report o September 2001                   31

EMPLOYMENT AGREEMENTS--The Company has entered into certain employment agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change in control of the Company and the employees are involuntarily terminated within twelve months of the change in control. A change in control is generally triggered by the acquisition or control of 10% or more of the Company's common stock.

NOTE N

REGULATORY AND CAPITAL MATTERS

The Association is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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

Management believes that the Association has met all capital adequacy requirements to which it is


32                  StateFed Annual Report o September 2001
subject.

Following is a summary of the Association's regulatory capital as of June 30, 2001:

                                                                                  To be "well-capitalized"
                                                             For capital           Under prompt corrective
                                                          adequacy purposes           Action provisions
                                                      -----------------------------------------------------
                                        Actual        Greater than or equal to:   Greater than or equal to:
                                ---------------------------------------------------------------------------
                                  Capital     Ratio     Capital        Ratio        Capital        Ratio
                                ---------------------------------------------------------------------------
Tangible equity (1)             $ 5,957,000   5.87%   $ 1,522,080      1.50%           NA           NA
Core capital (1)                $ 5,957,000   5.87%   $ 4,058,880      4.00%      $ 5,073,600      5.00%
Risk-based capital (2)          $ 6,339,000   9.91%   $ 5,118,720      8.00%      $ 6,398,400     10.00%
Tier I risk-based capital (2)   $ 5,957,000   9.31%   $ 2,559,360      4.00%      $ 3,839,040      6.00%

(1) - To adjusted total assets
(2) - To risk-weighted assets

The Association established a liquidation account when it converted from a federally chartered mutual savings bank to a federally chartered stock savings bank. The liquidation account was equal to the Association's net worth as of the date of the consolidated financial statements contained in the final prospectus used to sell the common stock at June 30, 1993. The liquidation account is maintained for the benefit of depositors with deposits as of the March 31, 1993 eligibility record date, who continue to maintain their deposits in the Association after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of retained earnings.

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

Under current OTS regulations, a savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net earnings to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is under-capitalized before, or as a result of, such a distribution. The OTS may object to a capital distribution if it would constitute an unsafe or unsound practice.

NOTE O

TREASURY STOCK REPURCHASE

During 2001, the Company repurchased 231,744 shares of common stock through the use of a Modified Dutch Auction. The shares were repurchased for $11.50 per share. The Company also incurred legal and other costs related to the Modified Dutch Auction totaling approximately


                    StateFed Annual Report o September 2001                   33

$106,000 that have been included as part of the Company's cost to acquire the shares.

NOTE P

FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in exchange for certain financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at June 30, 2001 and 2000:

CASH AND AMOUNTS DUE FROM DEPOSITORY INSTITUTIONS--The carrying amounts of cash and amounts due from depository institutions approximate their fair value.

INVESTMENTS IN CERTIFICATES OF DEPOSITS--The fair values disclosed for investments in certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently available on certificates to a schedule of aggregated remaining maturities of the certificates.

INVESTMENT SECURITIES--Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities (Federal Home Loan Bank stock) approximate fair values.

LOANS RECEIVABLE--For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSIT LIABILITIES--The fair values disclosed for NOW, money market and passbook savings accounts equal their carrying amounts. Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the certificates.

ADVANCES FROM THE FEDERAL HOME LOAN BANK--The fair value of the Company's debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of the Company's financial instruments are as follows:

                                                    June 30, 2001               June 30, 2000
                                               ----------------------------------------------------
                                                Carrying        Fair        Carrying        Fair
                                                 Amount         Value        Amount         Value
                                               ----------------------------------------------------
Financial assets
   Cash and cash equivalents                   $7,278,176    $7,278,176    $2,477,494    $2,477,494
   Investments in certificates of deposit         297,272       300,109       495,692       502,912
   Investment securities available-for-sale     1,924,855     1,924,855     2,231,274     2,231,274
   Loans receivable                            87,898,936    89,322,000    86,572,585    86,202,000
   Federal Home Loan Bank stock                 1,762,200     1,762,200     1,464,600     1,464,600
Financial liabilities
   Deposits                                    62,987,496    63,455,604    53,648,118    54,081,396
   Advances from Federal Home Loan Bank        29,185,149    29,174,453    29,283,906    28,933,711


34                  StateFed Annual Report o September 2001

NOTE Q - Parent Company Condensed Financial Statements

Following are condensed financial statements of the parent company, StateFed Financial Corporation:

                             CONDENSED BALANCE SHEET
                             -----------------------

                                                             June 30
                                                   ----------------------------
ASSETS                                                 2001            2000
------                                             ------------    ------------
Cash and cash equivalents                          $  1,032,002    $    326,644
Investment in subsidiary                              7,079,434       9,348,785
Advances to subsidiary                                1,072,374         578,034
Investment securities                                   365,228         381,413
Loans receivable                                      4,231,063       4,276,028
ESOP note receivable - subsidiary                       171,925         240,695
Real estate held for investment                       1,182,275       1,221,032
Other assets                                            366,707         427,329
                                                   ------------    ------------
                                                   $ 15,501,008    $ 16,799,960
                                                   ============    ============
LIABILITIES
-----------
Dividends payable                                  $    127,633    $    113,220
Note payable to subsidiary                            1,200,000              --
Other liabilities                                        85,707          36,872
                                                   ------------    ------------
                                                      1,413,340         150,092
STOCKHOLDERS' EQUITY
--------------------
Common stock                                             17,810          17,810
Additional paid-in capital                            8,522,356       8,546,501
Retained earnings                                    10,861,853      10,778,818
Treasury stock                                       (5,195,834)     (2,362,921)
Less common stock acquired by employee stock
   ownership plan                                      (143,866)       (205,761)
Accumulated other comprehensive income (loss)            25,349        (124,579)
                                                   ------------    ------------
                                                     14,087,668      16,649,868
                                                   ------------    ------------
                                                   $ 15,501,008    $ 16,799,960
                                                   ============    ============

                              CONDENSED STATEMENT OF INCOME

                                                            Year ended June 30,
                                                   -------------------------------------
                                                      2001          2000         1999
                                                   ----------    ----------   ----------
Operating income - interest and dividend income    $  464,855    $  411,161   $  353,213
Operating expenses                                    416,268       139,426      147,525
                                                   ----------    ----------   ----------

Income before undistributed income of subsidiary       48,587       271,735      205,688

Equity in undistributed income of subsidiary          568,428       914,200      834,113
                                                   ----------    ----------   ----------

Income before income tax                              617,015     1,185,935    1,039,801

Provision (credit) for income tax                     (46,307)       45,184       21,511
                                                   ----------    ----------   ----------
   Net income                                      $  663,322    $1,140,751   $1,018,290
                                                   ==========    ==========   ==========


                    StateFed Annual Report o September 2001                   35

                             CONDENSED STATEMENT OF CASH FLOWS

                                                                Year ended June 30,
                                                     -----------------------------------------
                                                         2001           2000           1999
                                                     -----------    -----------    -----------
Cash flows from operating activities:
   Net income                                        $   663,322    $ 1,140,751    $ 1,018,290
   Cash dividends received from subsidiary             3,000,000             --      3,200,000
   Deferred income taxes                                   9,001          7,184        (11,000)
   Adjustments to reconcile net income to net cash
     from operating activities:
      Depreciation and amortization                       38,756         38,757         39,261
      Loss (gain) on sale of investments                  95,880         (1,940)       (46,311)
      Equity in undistributed income of subsidiary      (568,428)      (914,200)      (834,113)
      Change in other assets                             (15,685)        53,488         14,969
      Change in other liabilities                         48,835        (16,433)        10,133
                                                     -----------    -----------    -----------
                                                       3,271,681        307,607      3,391,229

Cash flows from investing activities:
   Purchase of investment securities                          --        (88,123)      (318,559)
   Proceeds from sale of investment securities            99,789          3,660        113,644
   Proceeds from maturing certificates of deposit             --         94,392        593,158
   Proceeds from sale of real estate
     for development                                          --             --             --
   Investment in real estate for development                  --         75,735        (47,016)
   Changes in investment in and advances
     to subsidiary                                      (494,340)        67,325             --
   Increase (decrease) in loans receivable                44,965     (3,021,484)       (86,232)
   Payment received on ESOP debt                          68,770         68,770         68,770
                                                     -----------    -----------    -----------
                                                        (280,816)    (2,799,725)       323,765

Cash flows from financing activities:
   Treasury stock purchased                           (3,035,632)      (202,313)      (689,688)
   Proceeds from options exercised                       116,000         42,981         60,560
   Proceeds from note payable                          1,200,000             --             --
   Dividends paid                                       (565,875)      (453,397)      (349,211)
                                                     -----------    -----------    -----------
                                                      (2,285,507)      (612,729)      (978,339)
                                                     -----------    -----------    -----------

Net increase (decrease) in cash and cash
   equivalents                                           705,358     (3,104,847)     2,736,655

Cash and cash equivalents, beginning of year             326,644      3,431,491        694,836
                                                     -----------    -----------    -----------

   Cash and cash equivalents, end of year            $ 1,032,002    $   326,644    $ 3,431,491
                                                     ===========    ===========    ===========


36                  StateFed Annual Report o September 2001

STATEFED FINANCIAL CORPORATION STOCKHOLDER INFORMATION

ANNUAL MEETING
 ................................................................................

The Annual Meeting of Stockholders
will be held at 2:00 p.m. CST
October 24, 2001 at
13523 University Avenue, Clive, Iowa.

STOCK LISTING
 ................................................................................

StateFed Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. Small-Cap System under the symbol "SFFC."

PRICE RANGE OF COMMON STOCK
 ................................................................................

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail markup, markdown or commissions, and do not necessarily represent actual transactions.

QUARTER ENDED                                  HIGH          LOW       DIVIDENDS
-------------                                  ----          ---       ---------
March 31, 1999                                 10.3750       9.6875        0.075
June 30, 1999                                   12.500        9.000        0.075
September 30, 1999                              12.125       10.875        0.075
December 31, 2000                               11.000        7.500        0.075
March 31, 2000                                   9.000        7.750        0.075
June 30, 2000                                   9.3125        7.875        0.075
September 30, 2000                               10.50        8.750        0.075
December 31, 2000                                11.00         9.50        0.125
March 31, 2001                                 11.0625        8.875         0.10
June 30, 2001                                    11.26         8.50         0.10

Dividend restrictions are described in the notes to consolidated financial statements included in this report.

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of StateFed Financial Corporation's common stock on September 7, 2001 was $10.56.

At September 4, 2001, there were 1,277,326 shares of StateFed Financial Corporation common stock issued and outstanding and there were approximately 174 holders of record.

SHAREHOLDERS AND GENERAL
INQUIRIES TRANSFER AGENT
 ................................................................................

Andra K. Black
Co-President and Chief Financial Officer
StateFed Financial Corporation
13523 University Avenue
Clive, Iowa 50325

First Bankers Trust Company, N.A.
1201 Broadway
Quincy, IL 92301
(217) 228-8000

ANNUAL AND OTHER REPORTS
 ................................................................................

A copy of StateFed Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2001 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Andra K. Black, Co-President and Chief Financial Officer, StateFed Financial Corporation, 13523 University Avenue, Clive, Iowa, 50325.


                    StateFed Annual Report o September 2001                   37