Form 10KSB, Exhibit 13
period 2002-06-30
STATEFED FINANCIAL CORP
filed 2002-09-30
CIK 912567

                                   EXHIBIT 13


                           REGISTRANT'S ANNUAL REPORT
                              TO SECURITY HOLDERS

                                                  StateFed Financial Corporation
                                                              2002 Annual Report

                                      banking
                         the way it should be

                                    [GRAPHIC]

DIRECTORS OF THE BOARD
--------------------------------------------------------------------------------

Randall C. Bray
Chairman of the Board, President
President, Greyhawk Partners, Inc.

Harry A. Winegar
Retired Consultant and Appraiser for
Real Estate Appraisal firm located in
Des Moines, Iowa

Sidney M. Ramey
President, Peoples Abstract Company

Eugene M. McCormick
Retired Dentist

Andra K. Black
Executive Vice President, Secretary
and Chief Financial Officer

Kevin J. Kruse
Senior Vice President and Corporate Counsel for Diversified Management Services, Inc.

Craig A. Wood
Executive Vice President and Assistant Secretary

William T. Nassif
Staff Attorney for Legal Services
Corporation of Iowa

STATEFED FINANCIAL CORPORATION
EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

Randall C. Bray
Chairman of the Board, President

Craig A. Wood
Executive Vice President and Assistant Secretary

Andra K. Black
Executive Vice President, Secretary
and Chief Financial Officer

Steven J. Blazek
Senior Vice President

John Kallemyn
Senior Vice President

INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

McGowen, Hurst, Clark & Smith, P.C.
1601 West Lakes Parkway
Suite 300
West Des Moines, Iowa 50266

SPECIAL COUNSEL
--------------------------------------------------------------------------------

Katten Muchin Zavis Rosenman
1025 Thomas Jefferson Street, N.W.
East Lobby, Suite 700
Washington, D.C. 20007-5201

[LOGO] STATE FEDERAL

COMPANY AND BANK ADDRESS

13523 University Avenue
Clive, Iowa  50325
Telephone: (515) 223-8484
Fax: (515) 223-7227

TABLE OF CONTENTS

Corporate Information                                              Inside Cover

Chairman's Letter                                                             2

Selected Consolidated
 Financial Information                                                        6

Management Discussion
 & Analysis                                                                   8

Consolidated Financial
 Statements                                                                  17

Stockholder Information                                              Back Cover

                                                             To our shareholders

[PHOTO]

                                      Randall C. Bray
Chairman of the Board, StateFed Financial Corporation

"Banking the way it should be"

is more than a slogan at StateFed Financial Corporation. It's a philosophy for doing business - delivering value to our shareholders by responding to the needs of our customers.

A year ago, we announced a new strategic plan for transforming StateFed from a small traditional thrift into a full-service community-based bank with the services and capabilities necessary to compete and thrive. We spent the past year in the trenches, working to make our new strategy and action plan a reality. This plan, initiated and approved by our board of directors, called for us to:

o Refocus our operations into customer-centered financial services that would reach beyond our long-standing core business of single-family portfolio lending, passbook savings and a one-size-fits-all checking account program.

o Respond to the changing habits of our customers with convenient locations, new products and complementary services. Resist the notion of traditional retail banking and play to our strength of personal touch and service.

o Get results for our shareholders with well-managed growth, product expansion and solid earnings fundamentals.

[PHOTO]

"Our downtown location has become a gathering place for skywalkers to check their e-mail, catch the news, take a coffee break and yes, bank with us."

-Steven Blazek, senior vice president

Clearly, corporate evolution and revolution of this magnitude take tenacity and commitment. We've asked employees to venture from their comfort zone of the status quo and make major changes in the way they serve customers, use technology and account for their performance. The process doesn't happen overnight and doesn't occur without some challenge. In repositioning StateFed to


2                   StateFed Annual Report o September 2002
compete in today's financial services market, every facet of the bank came under scrutiny.

In relatively short order, we determined that StateFed lacked an adequate foundation for aggressive growth and high performance. The bank needed to adopt new technology and information systems as well as formulate and implement new policies and procedures, particularly in the areas of lending, financial management and marketing. This recognition effectively shifted our focus from growing externally to positioning internally and recruiting the right mix of management talent.

MAKING PROGRESS
--------------------------------------------------------------------------------

[PHOTO]

"'Banking the way it should be,' means the right product mix at the right time in the right place."

-Randy Bray, president

Today, we have a management team that combines the tradition of StateFed with additional strength and capacity in retail banking and investments, mortgage lending and asset-liability management. Working as a team, the new management group has already accomplished several key benchmarks:

o Created a new retail strategy and identity for our offices that complements traditional banking with an inviting, comfortable space that offers other services, including Internet access, news, a coffee bar and a place to sit or chat or unwind.

o Developed and launched a successful product family called Homeowner's Choice that bundles checking, savings, loans and investments into a cohesive package that delivers pricing advantages and service benefits.

o Established new policies and procedures for lending as well as a financial management system that provides for early detection of problems.

o Opened a new downtown office better positioned for reaching customers and increasing core deposits.

o Increased core deposits and decreased StateFed's reliance on Federal Home Loan Bank advances for funding.

o Achieved status of "approved" lender for Fannie Mae and the Federal Home Loan Bank as well as several other private-sector secondary markets.

o Focused resources on core banking business and exited the property management business with the sale of two apartment complexes.

Accomplishments such as these underscore the intrinsic value of our strategic actions and initiatives during fiscal year 2002. Each offers an enduring benefit and allows us to better serve our current customers and more effectively reach potential customers. In the short-term, however, our financial results do not reflect the expected long-term benefits of our work.

While we're doing all of the right things, diluted earnings per share declined from $0.44 a year ago to $0.41 this year. The decrease is primarily due to an increase in operating expenses related


                    StateFed Annual Report o September 2002                    3
to the implementation of our new strategy and a substantial increase in the provision for loan losses resulting from a thorough review of our loan portfolio, policies and procedures.

During the past year, our interest income from loans declined reflecting a decrease in the loan portfolio and the lower interest rate climate. In response, we added the origination expertise and systems capabilities and capacity to accurately price and process a much wider range of lending products that appeal to broader base of customers. The underwriting process was standardized and response time improved. With the appropriate pieces in place by the end of the fourth quarter, new loan applications began increasing.

As we changed our approach to lending, we also used our new retail and financial expertise to increase core deposits, which allowed us to reduce our reliance on FHLB advances and reduce interest expense. The result for fiscal year 2002 was that net interest income before the provision of loan losses remained almost unchanged. We believe this marks the first step in a positive enduring trend to better balance funding sources with lending and investment opportunities.

THE RIGHT SERVICES, THE RIGHT PLACE, THE RIGHT TIME
--------------------------------------------------------------------------------

[PHOTO]

"We're now striking the right balance between tapping funding sources and pursuing lending and investment opportunities."

-Andra Black, executive vice president

"Banking the way it should be," means the right product mix at the right time in the right place. This constitutes more than a business change. It's a cultural migration that demands we do more than offer personal care and service. We have to be where our customers are when they want and need our services. We've already seen the rewards of making such changes. When we moved our downtown office from an inaccessible location off the beaten path to a high-traffic skywalk location in the new gateway, we saw new checking account activity jump 258 percent.

The addition of other customer conveniences such as telephone banking, convenient ATM placement in the community and an updated web site are designed to appeal to customers who are becoming increasingly frustrated with the impersonal service of the national mega banks. Although StateFed cannot be all things to all people, we plan to capitalize on our ability to respond quickly with personalized, convenient service. When we do this well, we can increase our number of relationships per customer. More relationships result in increased profitability and additional resources for StateFed to grow and improve.


4                    StateFed Annual Report o September 2002

In the area of fee income, StateFed lags well behind its peers. As a result of developing new products in checking, investments, insurance and lending, we expect to see steady improvement in non-interest income in future quarters.

[PHOTO]

"Added origination expertise and systems capabilities have broadened our lending mix."

-Craig Wood, executive vice president

For StateFed, fiscal 2002 will be remembered as a year of change on every conceivable front. Since I wrote my first letter to you, our valued shareholders, the world has become a much different place. Our nation was rocked by the attacks on September 11, 2001. Yet, we emerged with resolve as we witnessed the strength of those who survived and those who carry on. In the corporate world, accounting scandals brought down some of the nation's largest corporations. In the wake of the controversy, new measures were introduced designed to protect stockholders and make executives more accountable.

The enormity of these events reverberated across the nation, and we all felt them in one way or another in the way we live our lives and run our businesses. Still, as a nation we continue to thrive by turning adversity into strength and improvement.

This theme definitely resonates with StateFed. We did encounter obstacles and we took swift action to overcome them and make improvements for the future. We seized opportunities as they arose, and we are prepared to create new opportunities going forward - banking the way it should be!

/s/ Randall C. Bray

Randall C. Bray
Chairman of the Board


                    StateFed Annual Report o September 2002                    5

                  Selected Consolidated Financial Information

                                                                       June 30,
                                                 ----------------------------------------------------
                                                   2002       2001       2000       1999       1998
                                                 ----------------------------------------------------
                                                                   (In Thousands)
Selected Financial Condition Data:
Total assets .................................   $ 96,405   $107,549   $100,685   $ 90,824   $ 89,802
Cash & cash equivalents ......................      3,115      7,729      2,477      8,481      9,445
Certificates of deposits in other institutions         99        297        496        884      1,479
Investment securities ........................      1,324      1,925      2,231      1,994      2,744
Loans receivable, net ........................     84,772     87,899     86,573     72,331     68,980
Deposits .....................................     66,901     62,987     53,648     54,713     53,672
FHLB advances ................................     14,000     29,185     29,284     18,877     18,965
Stockholders' equity .........................     14,196     14,088     16,650     16,123     16,084

                                                                       June 30,
                                                 ----------------------------------------------------
                                                   2002       2001       2000       1999       1998
                                                 ----------------------------------------------------
                                                                   (In Thousands)
Selected Operations Data:
Total interest income ........................   $  7,175   $  8,231   $  7,022   $  6,695   $  6,823
Total interest expense .......................      4,036      4,961      3,986      3,999      4,043
                                                 --------   --------   --------   --------   --------
Net interest income ..........................      3,139      3,270      3,036      2,696      2,780
Provision for loan losses ....................        566        151         36         36         52
                                                 --------   --------   --------   --------   --------

Net interest after provision for loan losses .      2,573      3,119      3,000      2,660      2,728
Non-interest income:
   Real estate operations ....................        247        519        525        566        441
   Gain (loss) on sale of real estate
      and investments ........................        748        (77)        52        106         42
   Other non-interest income .................        196        121        107        101        118
                                                 --------   --------   --------   --------   --------
Total non-interest income ....................      1,191        563        684        773        601
Total non-interest expense ...................      3,044      2,662      2,006      1,926      1,821
                                                 --------   --------   --------   --------   --------
Income before income taxes ...................        720      1,020      1,678      1,507      1,508
Income tax expense ...........................        189        357        537        489        491
                                                 --------   --------   --------   --------   --------

Net income ...................................   $    531   $    663   $  1,141   $  1,018   $  1,017
                                                 ========   ========   ========   ========   ========


6                   StateFed Annual Report o September 2002

                                                                         June 30,
                                                   ----------------------------------------------------
                                                     2002       2001       2000       1999       1998
                                                   ----------------------------------------------------
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
   Return on assets (ratio of net income
      to average total assets) ...............       0.53%      0.63%      1.22%      1.13%      1.15%
   Interest rate spread information:
      Average during year ....................       2.94       2.84       2.87       2.50       2.60
      End of year ............................       3.11       2.58       2.42       2.62       2.41
   Net interest margin (1) ...................       3.37       3.35       3.51       3.20       3.35
   Ratio of operating expense to average
      total assets ...........................       3.04       2.52       2.15       2.13       2.06
   Return on equity (ratio of net income
      to average equity) .....................       3.72       4.07       7.02       6.30       6.51

Quality Ratios:
   Non-performing assets to total assets
      at end of year .........................       2.06       3.21       2.30       1.84       1.50
   Allowance for loan losses to non-performing
      loans ..................................      46.76      17.92      26.54      27.36     127.44

Capital Ratios:
   Stockholders' Equity to total assets at
      end of year ............................      14.72      13.10      16.54      17.75      17.91
   Average Stockholders' Equity to average assets   14.28      15.44      17.39      17.81      17.71
   Ratio of average interest-earning assets
   to average interest-bearing liabilities ...     1.098x     1.101x     1.139x     1.147x     1.153x
   Number of full-service offices ............          3          3          2          2          2

(1) Net interest income divided by average interest-earning assets


                     StateFed Annual Report o September 2002                   7

                             MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS
--------------------------------------------------------------------------------
                of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

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

GENERAL
--------------------------------------------------------------------------------

The Company owns all of the outstanding capital stock of State Federal Savings and Loan Association (the "Bank"). The principal business of the Company has historically consisted of attracting deposits from the general public, and making loans secured by residential real estate. The Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. The Company's profitability is also affected by the provision for loan losses and the level of non-interest income and expenses. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, data processing expenses and other operating expenses.

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

The operating results of the Company are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. StateFed Financial's cost of funds is influenced by interest rates on competing investments and general market rates of


8                   StateFed Annual Report o September 2002
interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

StateFed Financial's basic mission is to record earnings while serving its local community. The Company wants to earn the complete trust and respect of its clients by providing compassionate personal service and sound financial advice. Specifically, it offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Yet smaller portions of the Company's loans receivable consists of construction and consumer loans. Management has focused on fixed rate mortgage loans with three to seven year balloons and/or calls in recent years, achieving a loan portfolio consisting of 24.4 percent adjustable rate loans,
35.8 percent fixed rate loans, and 39.8 percent balloon and/or call loans.

FINANCIAL CONDITION
--------------------------------------------------------------------------------

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001.

The Company's total assets decreased from $107.5 million at June 30, 2001 to $96.4 million at June 30, 2002, a decrease of $11.1 million, or 10.3 percent. The decrease was primarily due to decreases in cash and cash equivalents of $4.2 million, net loans receivable of $3.1 million, net real estate held for investment of $2.1 million, property acquired in the settlement of loans of $956,000, investment securities available-for-sale of $601,000, and investments in certificates of deposit of $198,000.

Cash and cash equivalents decreased $4.2 million from $7.3 million at June 30, 2001 to $3.1 million at June 30, 2002. The decrease was the result of repayments of Federal Home Loan Bank advances, partially offset by an increase in deposits and the repayment of loans receivable.

Net loans receivable decreased $3.1 million from $87.9 million at June 30, 2001 to $84.8 million at June 30, 2002. Loans decreased primarily as a result of the high level of loan refinancing activity, during 2002, in a lower interest rate environment. Repayments of loan principal totaled $25.1 million during 2002, while new loan originations and participation loans purchased totaled only $23.1 million during the same period.

At June 30, 2002, the allowance for loan losses totaled $927,000 or 1.06 percent of loans, compared to $382,000 or 0.43 percent of loans at June 30, 2001. In determining the amount of the loan loss allowance at any point in time, management and the Board apply a systematic process focusing on the risk of loss in the portfolio. First, delinquent residential and consumer, and all multi-family and commercial loans are evaluated individually for potential impairments in their carrying value. At June 30, 2002, the analysis and review of $3.3 million of classified loans resulted in $465,000 of the allocation of the allowance. In the previous year ending June 30, 2001, all allocations made to the allowance were considered a general allocation, which totaled $382,000.

The second step in determining the allowance for loan losses entails the application of historic loss experience to the individual loan types in the portfolio. In addition to the historic loss percentage, management employs an additional risk percentage tailored to the perception of the overall risk in the economy. This segment of the loss analysis resulted in assigning $217,000 of the allowance for loan losses at June 30, 2002.

The third step in determining the allowance for loan losses involves the review and analysis of specific loans or industries that may be affected by or at risk due to changes in the economy. As a result of this analysis, management reviewed and analyzed its portfolio of hospitality industry loans, and identified $1.6 million of participation loans that may contain some weakness and pose a possible loss to the Company. The Company allocated $245,000 of the allowance to these specific loans.

Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future


                    StateFed Annual Report o September 2002                    9
periods, which could adversely affect the Company's results of operations. To the best of management's knowledge, all known losses as of June 30, 2002, have been recorded.

Net real estate held for investment decreased $2.1 million from June 30, 2001 to June 30, 2002, as a result of the Company's decision to exit residential property management and ownership by selling its two apartment complexes to focus on the Company's core financial services business.

Office property and equipment decreased $542,000 from June 30, 2001 to June 30, 2002, due to the relocation of the Company's downtown location, resulting in a reclassification of its former downtown location to real estate held for sale.

Total deposits increased $3.9 million from $63.0 million at June 30, 2001 to $66.9 million at June 30, 2002. During fiscal 2002, money market accounts increased $8.0 million, checking accounts increased $587,000, certificates of deposit decreased $4.6 million, and savings accounts decreased $138,000. The changes in deposits were primarily due to the Company's new pricing strategy, introduction of new accounts and increased marketing of its deposit products.

Advances from the Federal Home Loan Bank (FHLB) decreased from $29.2 million at June 30, 2001 to $14.0 million at June 30, 2002. The decrease resulted from the maturity of a $3.0 million long-term advance and the Company's decision to reduce its outstanding daily FHLB advances.

Total stockholders' equity increased $108,000 from $14.1 million at June 30, 2001 to $14.2 million at June 30, 2002. The increase was primarily the result of net income of $531,000, exercised stock options of $53,000, and allocations to the Employee Stock Ownership Plan ("ESOP") totaling $120,000, partially offset by dividends declared of $512,000 and $85,000 expended for the repurchase of 8,000 shares of the Company's common stock.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Comparison of Fiscal Years Ended June 30, 2002 and June 30, 2001.

General. Net income for the year ended June 30, 2002 decreased $132,000 from $663,000 at June 30, 2001 to $531,000 at June 30, 2002. The decrease was primarily due to an increase in non-interest expense of $382,000, an increase in the provision for loan losses of $415,000, and a decrease in net interest income of $131,000. Partially offsetting the decrease was an increase in non-interest income of $628,000 and a decrease in income tax expense of $167,200.

Net Interest Income. Net interest income decreased $131,000 or 4.0 percent, from $3.27 million for the year ended June 30, 2001 to $3.14 million for the year ended June 30, 2002. This decrease was due to decreases of $1.06 million in interest income and $925,000 in interest expense.

Interest Income. Interest income decreased $1.06 million or 12.9 percent, from $8.23 million for the year ended June 30, 2001 to $7.18 million for the year ended June 30, 2002. This decrease was primarily due to a decrease of $5.0 million in average loans receivable balances and a decrease of 0.56 percent in the average interest rate on loans compared to the prior year. Investment and other interest income decreased to a lesser extent due to a lower interest rate environment for interest bearing cash accounts.

Interest Expense. Interest expense decreased $925,000 from $4.96 million for the year ended June 30, 2001 to $4.04 million for the year ended June 30, 2002. The decrease was primarily due to a decrease in the average outstanding balance of Federal Home Loan Bank ("FHLB") advances.

Provision for Loan Losses. The Company's provision for loan losses for the year ended was $566,000 and $151,000 for the fiscal years ended June 30, 2002 and 2001, respectively. To the best of management's knowledge, all known losses as of June 30, 2002 and 2001 have been recorded.

Non-Interest Income. Non-interest income increased from $563,000 at June 30, 2001 to $1.19 million for the year ended June 30, 2002. The increase of $628,000 is primarily the result of a net gain recognized on the sale of real estate totaling $635,000. The gain arose from the sale of two apartment complexes owned by the


10                  StateFed Annual Report o September 2002

Company. In addition, there was a gain on the sale of investments available for sale of $113,000 for the year ended June 30, 2002 compared to a loss on the sale of investments available for sale of $96,000 for the year ended June 30, 2001. To a lesser extent, there was an increase in other non-interest income of $56,000, which can mainly be attributed to increases in fee income. The increases in non-interest income were offset by a decrease of $272,000 in real estate operations income that had been previously generated by the two apartment complexes.

Non-Interest Expense. Non-interest expense increased from $2.66 million for the year ended June 30, 2001 to $3.04 million for the year ended June 30, 2002. The increase of $382,000 was primarily the result of increases in salaries and employee benefit expense, occupancy expense, advertising expense and other non-interest expenses of $82,000, $184,000, $57,000 and $82,000, respectively. The increase was also the result of the establishment of an allowance for the decline in value of real estate held for sale of $158,000 due to a change in the classification of the Company's former home office to real estate held for sale from office property. The increase in non-interest expense was offset by decreases of $138,000 in real estate operations expense and $65,000 in legal expenses.

Income Tax Expenses. Income tax expense decreased from $356,000 to $189,000 for the fiscal years ended June 30, 2001 and 2002, respectively. The decrease of $167,000 was primarily due to the decrease in taxable income.

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

Net Interest Income. Net interest income increased $234,000, or 7.7 percent, from $3.04 million for the year ended June 30, 2000 to $3.27 million for the year ended June 30, 2001. The increase was due primarily to an increase in the volume of loans during fiscal 2001.

Interest Income. Interest income increased $1.21 million, or 17.2 percent, from $7.02 million for the year ended June 30, 2000 to $8.23 million for the year ended June 30, 2001. This increase was primarily due to an increase of $10.7 million in average loans receivable balances and an increase of 0.38 percent in the average interest rate on loans over the prior year.

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

Non-Interest Income. Non-interest income decreased from $684,000 for the year ended June 30, 2000 to $563,000 for the year ended June 30, 2001. The decrease of $121,000 is primarily the result of a $96,000 loss on sale of investments and to a lesser extent


                    StateFed Annual Report o September 2002                   11
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

ASSET/LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

The measurement and analysis of the exposure of the Bank to changes in the interest rate environment is referred to as asset/liability management. A primary objective of asset/liability management is to manage interest rate risk. The Bank monitors its asset/liability mix on an ongoing basis and, from time to time, may institute certain changes in its product mix and asset and liability maturities.

The Bank focuses lending efforts toward offering fixed-rate, adjustable-rate, and balloon loan products. The Bank has not historically sold its loans, but it may in the future to maintain asset quality and profitability.

The primary objective of the Bank's investment strategy is to provide liquidity necessary to meet funding needs as well as to address daily, cyclical and long-term changes in the asset/liability mix, while contributing to profitability by providing a stable flow of dependable earnings. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock, U.S. Government securities, and certain issues of corporate equity securities.

Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Bank's asset/liability management policies.

The Bank's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by levels of short-term interest rates. The Bank offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2 percent of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2 percent of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12 percent, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size


12                   StateFed Annual Report o September 2002
and capital level at June 30, 2002, the Company would qualify for an exemption from this rule.

The following table (below) sets forth, at June 30, 2002, an analysis of the Bank's interest rate risk as measured

  Change in                              Estimated Increase (Decrease) in
Interest Rates     Estimated                           NPV
(Basis Points)     NPV Amount              Amount               Percent
--------------     ----------              ------               -------
                        (Dollars in Thousands)

   +300bp           8,211                 (2,052)                 -20%
   +200bp           9,045                 (1,217)                 -12%
   +100bp           9,789                   (473)                  -5%
     +0bp          10,263
   -100bp          10,296                     34                    0%

by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments). Due to the abnormally low prevailing interest rate environment, down 200 and 300 basis points NPV estimates are not presented.

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

AVERAGE BALANCES, INTEREST RATES AND YIELDS
--------------------------------------------------------------------------------

The following table presents, for the periods indicated,

                                                                   Year Ended June 30,
                                         ----------------------------------------------------------------------
                                                         2002                               2001
                                         ----------------------------------------------------------------------
                                           Average     Interest                Average    Interest
                                         Outstanding   Earned/               Outstanding   Earned/
                                           Balance      Paid     Yield/Rate    Balance      Paid     Yield/Rate
                                         ----------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-Earning Assets:
   Interest-earning bank accounts         $  4,416    $     65      1.47%     $  3,646    $    162      4.44%
   Certificates of deposit
      invested in other institutions           274          15      5.47           411          26      6.33
   Investments and other securities          1,763          98      5.56         2,047         102      4.98
   Loans receivable (1)                     84,915       6,937      8.17        89,869       7,842      8.73
   FHLB stock                                1,762          60      3.40         1,663          99      5.95
                                          ------------------------------------------------------------------
   Total interest-earning assets (1)        93,130       7,175      7.70        97,636       8,231      8.43
                                          ====================                ====================

Interest-Bearing Liabilities:
   Savings accounts                          3,392          63      1.86%        3,420          93      2.72%
   Checking accounts                         3,262          21      0.64         3,277          40      1.22
   Money market accounts                     8,649         238      2.75         4,750         173      3.64
   Certificates of deposit                  50,968       2,738      5.37        44,706       2,787      6.23
   FHLB advances                            18,541         977      5.27        32,543       1,928      5.92
   Effect of capitalized interest               --          --        --            --         (60)       --
                                          --------------------      ----      --------------------      ----
   Total interest-bearing liabilities       84,812       4,037      4.76%       88,696       4,961      5.59%
                                          --------------------      ----      --------------------      ----
Net interest income                                   $  3,138                            $  3,270
                                                      ========                            ========
Net interest rate spread                                            2.94%                               2.84%
                                                                    ====                                ====
Net earning assets                        $  8,318                            $  8,940
                                          ========                            ========
Net yield on average interest-earning
assets                                                              3.37%                               3.35%
                                                                    ====                                ====
Average interest-earning assets to
   average interest-bearing liabilities                  1.098x                              1.101x
                                                         =====                               =====

                                                 Year Ended June 30,
                                         -------------------------------------
                                                           2000
                                         -------------------------------------
                                           Average      Interest
                                         Outstanding    Earned/
                                           Balance       Paid       Yield/Rate
                                         -------------------------------------
Interest-Earning Assets:
   Interest-earning bank accounts         $  3,135     $    143        4.56%
   Certificates of deposit
      invested in other institutions           732           46        6.28
   Investments and other securities          2,338          146        6.24
   Loans receivable (1)                     79,105        6,608        8.35
   FHLB stock                                1,194           78        6.53
                                          ---------------------------------
   Total interest-earning assets (1)        86,504        7,021        8.12
                                          =====================

Interest-Bearing Liabilities:
   Savings accounts                          3,539           97        2.74%
   Checking accounts                         2,605           42        1.61
   Money market accounts                     4,819          174        3.61
   Certificates of deposit                  43,277        2,452        5.67
   FHLB advances                            21,716        1,269        5.84
   Effect of capitalized interest               --          (49)         --
                                          ---------------------        ----
   Total interest-bearing liabilities       75,956        3,985        5.25%
                                          ---------------------        ----
Net interest income                                    $  3,036
                                                       ========
Net interest rate spread                                               2.87%
                                                                       ====
Net earning assets                        $ 10,548
                                          ========
Net yield on average interest-earning
assets                                                                 3.51%
                                                                       ====
Average interest-earning assets to
   average interest-bearing liabilities                   1.139x
                                                          =====

----------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves


                    StateFed Annual Report o September 2002                   13
the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

RATE/VOLUME ANALYSIS
--------------------------------------------------------------------------------

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease due to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

INTEREST RATE SPREAD
--------------------------------------------------------------------------------

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

The following table on page 15 sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company

--------------------------------------------------------------------------------

RATE/VOLUME ANALYSIS

                                                     Year Ended June 30,                        Year Ended June 30,
                                         -------------------------------------------------------------------------------------
                                                        2002 v. 2001                                2001 v. 2000
                                         -------------------------------------------------------------------------------------

                                                  Increase (Decrease) Due to                 Increase (Decrease) Due to

                                         -------------------------------------------------------------------------------------
                                                                     Total Increase                             Total Increase
                                            Volume          Rate      (Decrease)        Volume         Rate       (Decrease)
                                         -------------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Interest-earning assets:
   Interest-earning bank accounts           $    29       $  (126)      $   (97)         $    23       $ (4)      $    19
   Certificates of deposit invested in
      other institutions                         (8)           (3)          (11)             (20)        --           (20)
   Investments and other securities             (15)           11            (4)             (17)       (27)          (44)
   Loans receivable                            (485)         (420)         (905)             929        305         1,234
   FHLB stock                                     6           (45)          (39)              28         (7)           21

                                         -------------------------------------------------------------------------------------
   Total interest-earning assets            $  (473)      $  (583)      $(1,056)         $   943       $267       $ 1,210
                                         =====================================================================================
Interest-bearing liabilities:
   Savings accounts                              (1)          (29)          (30)              (3)        (1)           (4)
   Checking accounts                             --           (19)          (19)               9        (11)           (2)
   Money market accounts                        115           (50)           65               (3)         2            (1)
   Certificates of deposit                      363          (412)          (49)              83        252           335
   FHLB advances                               (757)         (194)         (951)             641         18           659

                                         -------------------------------------------------------------------------------------
   Total interest-bearing liabilities       $  (280)      $  (704)      $  (984)         $   727       $260       $   987
                                         =====================================================================================
Net interest income, before effect of
capitalized interest                                                    $   (72)                                  $   223
Effect of capitalized interest                                              (60)                                       11
                                                                        -------                                   -------
Net interest income                                                     $  (132)                                  $   234
                                                                        =======                                   =======

14                  StateFed Annual Report o September 2002
and the net yield on weighted average interest-earning assets at year end.

                                                            At June 30,
                                                     --------------------------
                                                     2002       2001       2000
                                                     --------------------------
Weighted average yield on:
   Loans receivable                                  7.65%      8.47%      8.35%
   Interest-earning bank accounts:                   1.29       3.57       5.90
   Certificates of deposit invested
      in other institutions                          6.75       6.87       6.35
   Investments & other securities                    2.63       5.07       4.89
   FHLB stock                                        3.00       4.56       6.86
      Combined weighted average
         yield on interest-earning assets            7.27       7.99       8.17
Weighted average rate paid:
   Savings accounts                                  1.21       2.83       2.83
   Checking accounts                                 0.06       1.44       1.52
   Money market accounts                             2.47       3.29       3.30
   Certificates of deposit                           4.74       6.12       6.12
   FHLB advances                                     5.51       5.21       6.31
      Combined weighted average
         rate paid on interest-bearing
         liabilities                                 4.16       5.41       5.75
Spread                                               3.11       2.58       2.42

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The OTS requires the Bank to maintain a safe and sound level of liquid assets. Such assets may include United States Treasury, federal agency, and other investments having maturities of five years or less and are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank's regulatory liquidity at June 30, 2002 was 5.42 percent.

The Company's primary sources of funds consist of deposits, FHLB advances, repayments of loans and interest earned on certificates of deposits in other institutions. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The primary financing activity of the Company during the fiscal year ended June 30, 2002 has been the increasing deposit base. The net increase in deposit accounts was $3.9 million during fiscal year 2002.

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

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 2002, the Company had outstanding commitments to extend credit which amounted to approximately $4.0 million. The Company is not aware of any trends, events or uncertainties which will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

Certificates of deposit scheduled to mature in one year or less at June 30, 2002, totaled approximately $27.3 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank. There can be no assurance, however, that the Bank can retain all such deposits. At June 30, 2002, the Bank had $14.0 million in advances from the FHLB of Des Moines outstanding.

As a savings and loan holding company of a federal stock savings and loan association, the Company's capital currently consists of stockholders' equity including retained earnings. At June 30, 2002, the Company's stockholders' equity totaled $14.2 million, or 14.72 percent of assets.

At June 30, 2002, the Bank had tangible and core capital of $7.2 million, or
7.89 percent of adjusted total assets, respectively, which was approximately $5.8 million and $3.5 million above the minimum requirements of 1.5 percent and
4.0 percent respectively, of the adjusted total assets in effect on that date. On June 30, 2002, the Bank had risk-based capital of $7.9 million (including $7.2 million in core capital), or 13.06 percent of risk-weighted assets of $60.4 million. This amount was $3.1 million above the 8 percent requirement in effect on that date. The Bank is considered "well-capitalized."


                    StateFed Annual Report o September 2002                   15

IMPACT OF INFLATION
AND CHANGING PRICES
--------------------------------------------------------------------------------

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

IMPACT OF NEW ACCOUNTING
STANDARDS
--------------------------------------------------------------------------------

Accounting Standards Statement of Financial Accounting Standards. In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 supercedes and replaces the guidance in SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and rescinds SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 140 provides accounting and reporting standards for securitization transactions involving financial assets, sales of financial assets such as receivables, loans and securities, factoring transactions, washsales, servicing assets and liabilities, collateralized borrowing arrangements, securities lending transactions, repurchase agreements, loan participations, and extinguishment of liabilities. Management has adopted SFAS No. 140 without material effect on consolidated financial position or results of operation.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards effectively eliminate the use of pooling accounting for business combinations and eliminate the amortization of goodwill created in connection with business combinations. As the Company has no such intangible assets, the implementation of these Statements did not have a material impact on its financial condition or results of operations. Management will follow the provisions of SFAS No. 141 for any acquisitions initiated after July 1, 2001.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribed accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 will have no current effect on financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting of the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions of SFAS No. 121. Accordingly, an entity should recognize an impairment loss if the carrying value of a long-lived asset or asset group
(a) is not recoverable and (b) exceeds its fair value. Similar to SFAS 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flow to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, without material effect on the Company's financial condition or results of operations.


16                   StateFed Annual Report o September 2002

                             CONSOLIDATED FINANCIAL
                                   STATEMENTS
--------------------------------------------------------------------------------
                          Independent Auditor's Report

Board of Directors
StateFed Financial Corporation
Clive, Iowa

We have audited the accompanying consolidated balance sheets of StateFed Financial Corporation and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StateFed Financial Corporation and its subsidiary as of June 30, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

McGowen, Hurst, Clark & Smith, P.C.

/s/ McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
August 20, 2002


                    StateFed Annual Report o September 2002                   17

                         StateFed Financial Corporation
                           Consolidated Balance Sheets

                                                                                              June 30,
                                                                                 --------------------------------
                                                                                      2002               2001
                                                                                 --------------------------------
ASSETS
   Cash and cash equivalents
      Non-interest bearing                                                       $     268,524      $     587,266
      Interest bearing                                                               2,846,158          6,691,285
                                                                                 --------------------------------
                                                                                     3,114,682          7,278,551
   Investments in certificates of deposit                                               99,000            297,272
   Investment securities available-for-sale                                          1,323,918          1,924,855
   Loans receivable, net                                                            84,771,507         87,898,936
   Real estate held for sale, net                                                      540,500                 --
   Real estate held for investment, net                                                     --          2,106,442
   Property acquired in settlement of loans                                            364,622          1,320,458
   Office property and equipment, net                                                3,405,720          3,947,620
   Federal Home Loan Bank stock, at cost                                             1,762,200          1,762,200
   Accrued interest receivable                                                         572,414            630,166
   Deferred income taxes                                                               142,046                 --
   Other assets                                                                        308,632            382,936
                                                                                 --------------------------------
         Total Assets                                                            $  96,405,241      $ 107,549,436
                                                                                 ================================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Deposits                                                                      $  66,901,147      $  62,987,496
   Advances from the Federal Home Loan Bank                                         14,000,000         29,185,149
   Advances from borrowers for taxes and insurance                                     351,422            395,032
   Accrued interest payable                                                            174,921            170,864
   Income taxes
      Current                                                                          305,231             58,544
      Deferred                                                                              --            144,997
   Accounts payable and other liabilities                                              349,063            392,053
   Dividends payable                                                                   127,887            127,633
                                                                                 --------------------------------
         Total Liabilities                                                          82,209,671         93,461,768

Stockholders' equity
   Preferred stock, $.01 par value, 500,000 shares authorized,
      none issued                                                                           --                 --
   Common stock, $.01 par value, 2,000,000 shares authorized,
      1,780,972 shares issued with 1,278,870 (2002) and
      1,276,326 (2001) shares outstanding                                               17,810             17,810
   Additional paid-in capital                                                        8,527,873          8,522,356
   Retained earnings-substantially restricted                                       10,880,409         10,861,853
   Less treasury stock (502,102 & 504,646 shares, at cost)                          (5,172,468)        (5,195,834)
   Less common stock acquired by employee stock ownership
      plan                                                                             (85,575)          (143,866)
   Accumulated other comprehensive income--net unrealized
      gains on available-for-sale securities, net of related tax
      effect                                                                            27,521             25,349
                                                                                 --------------------------------
         Total Stockholders' Equity                                                 14,195,570         14,087,668
                                                                                 --------------------------------
         Total Liabilities and Stockholders' Equity                              $  96,405,241      $ 107,549,436
                                                                                 ================================

   The accompanying notes are an integral part of these financial statements.


18                  StateFed Annual Report o September 2002

                         StateFed Financial Corporation
                        Consolidated Statements of Income

                                                                                         Year Ended June 30,
                                                                           ------------------------------------------------
                                                                               2002              2001               2000

                                                                           ------------------------------------------------
INTEREST INCOME
   Loans receivable interest                                               $ 6,937,015       $ 7,842,292        $ 6,608,263
   Investment securities and other interest                                    238,175           388,767            413,313

                                                                           ------------------------------------------------
                                                                             7,175,190         8,231,059          7,021,576
INTEREST EXPENSE
   Deposits                                                                  3,059,883         3,055,787          2,731,412
   Advances from the Federal Home Loan Bank                                    976,759         1,905,468          1,254,358

                                                                           ------------------------------------------------
                                                                             4,036,642         4,961,255          3,985,770

                                                                           ------------------------------------------------

      NET INTEREST INCOME                                                    3,138,548         3,269,804          3,035,806

PROVISION FOR LOAN LOSSES                                                      565,656           151,000             36,000
                                                                           ------------------------------------------------

      NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES                                           2,572,892         3,118,804          2,999,806

NON-INTEREST INCOME
   Investment real estate operations                                           247,003           518,719            524,514
   Gain (loss) on sale of available-for-sale investments                       112,886           (95,880)             1,940
   Gain on sale of real estate, net                                            634,026            18,873             50,094
   Other                                                                       196,975           121,151            107,539
                                                                           ------------------------------------------------
                                                                             1,190,890           562,863            684,087
NON-INTEREST EXPENSE
   Salaries and employee benefits                                            1,369,299         1,287,057          1,032,790
   Investment real estate operations                                           183,736           321,672            312,090
   Occupancy expenses                                                          429,379           245,830            162,779
   Federal deposit insurance premiums                                           44,385            38,563             49,887
   Data processing services                                                    144,747           128,429            107,328
   Advertising                                                                 119,897            62,644             38,379
   Legal fees                                                                   91,525           156,477             33,898
   Provision for decline in value of real estate held for sale                 157,890                --                 --
   Other                                                                       502,802           421,213            269,131

                                                                           ------------------------------------------------
                                                                             3,043,660         2,661,885          2,006,282
                                                                           ------------------------------------------------
      INCOME BEFORE PROVISION
         FOR INCOME TAXES                                                      720,122         1,019,782          1,677,611

PROVISION FOR INCOME TAXES                                                     189,307           356,460            536,860
                                                                           ------------------------------------------------

      NET INCOME                                                           $   530,815       $   663,322        $ 1,140,751
                                                                           ================================================

Basic earnings per share                                                   $      0.42       $      0.45        $      0.78
                                                                           ================================================
Diluted earnings per share                                                 $      0.41       $      0.44        $      0.76
                                                                           ================================================

   The accompanying notes are an integral part of these financial statements.


                    StateFed Annual Report o September 2002                   19

                         StateFed Financial Corporation
                Consolidated Statements of Comprehensive Income

                                                                   Year ended June 30,
                                                        ----------------------------------------
                                                            2002           2001          2000
                                                        ----------------------------------------
Net income                                              $   530,815    $   663,322   $ 1,140,751
Other comprehensive income, net of tax effects:

   Unrealized holding gains (losses) on securities
      arising during the year                                78,934         90,003      (127,082)

   Reclassification adjustment-realized (gains)losses
      on securities during the year                         (76,762)        59,925        (1,300)
                                                        ----------------------------------------
         Net change in other comprehensive income             2,172        149,928      (128,382)
                                                        ----------------------------------------
Comprehensive income                                    $   532,987    $   813,250   $ 1,012,369
                                                        ========================================

   The accompanying notes are an integral part of these financial statements.


20                   StateFed Annual Report o September 2002

                         StateFed Financial Corporation
           Consolidated Statements of Changes in Stockholders' Equity

                                                                      Years ended June 30, 2002, 2001, and 2000
                                                         ------------------------------------------------------------------
                                                                      Additional
                                                          Common     Paid-In     Retained     Treasury       Common Stock
                                                          Stock      Capital     Earnings      Stock       Acquired by ESOP

                                                         ------------------------------------------------------------------
Balance at June 30, 1999                                 $17,810    $8,517,658  $10,090,384  $(2,234,986)      $ (271,290)

    Net income for the year                                                       1,140,751
    Dividends declared                                                             (452,317)
    ESOP common stock released for allocation                           60,240       65,529
    Treasury stock acquired -- 18,000 shares                                                    (202,313)
    Treasury stock reissued to fund stock options
        exercised -- 8,596 shares                                      (31,397)                   74,378
    Change in unrealized gains (losses) on available
        for-sale securities, net of related tax effects

                                                         ------------------------------------------------------------------
Balance at June 30, 2000                                  17,810     8,546,501   10,778,818   (2,362,921)        (205,761)
    Net income for the year                                                         663,322
    Dividends declared                                                             (580,287)
    ESOP common stock released for allocation                           62,575                                     61,895
    Treasury stock acquired -- 256,474 shares                                                 (3,035,632)
    Treasury stock reissued to fund stock options
        exercised -- 23,200 shares                                     (86,720)                  202,719
    Change in unrealized gains (losses) on available
        sale securities, net of related tax effects

                                                         ------------------------------------------------------------------
Balance at June 30, 2001                                  17,810     8,522,356   10,861,853   (5,195,834)        (143,866)
    Net income for the year                                                         530,815
    Dividends declared                                                             (512,259)
    ESOP common stock released for allocation                           61,363                                     58,291
    Treasury stock acquired -- 8,000 shares                                                      (85,200)

    Treasury stock reissued to fund stock options
        exercised -- 10,544 shares                                     (55,846)                  108,566

    Change in unrealized gains (losses) on available sale securities, net of related tax effects

                                                         ------------------------------------------------------------------
    Balance at June 30, 2002                             $17,810    $8,527,873  $10,880,409  $(5,172,468)      $ (85,575)
                                                         ==================================================================

                                                       Years ended June 30, 2002, 2001, and 2000
                                                         ------------------------------------
                                                         Accumulated Other
                                                            Comprehensive  Total Stockholders'
                                                            Income (Loss)         Equity
                                                         ------------------------------------
Balance at June 30, 1999                                        $3,803            $16,123,379

    Net income for the year                                                         1,140,751
    Dividends declared                                                               (452,317)
    ESOP common stock released for allocation                                         125,769
    Treasury stock acquired -- 18,000 shares                                         (202,313)
    Treasury stock reissued to fund stock options
        exercised -- 8,596 shares                                                      42,981
    Change in unrealized gains (losses) on available
        for-sale securities, net of related tax effects       (128,382)              (128,382)
                                                         ------------------------------------
Balance at June 30, 2000                                      (124,579)            16,649,868
    Net income for the year                                                           663,322
    Dividends declared                                                               (580,287)
    ESOP common stock released for allocation                                         124,470
    Treasury stock acquired -- 256,474 shares                                      (3,035,632)
    Treasury stock reissued to fund stock options
        exercised -- 23,200 shares                                                    115,999
    Change in unrealized gains (losses) on available
        sale securities, net of related tax effects            149,928                149,928
                                                         ------------------------------------
Balance at June 30, 2001                                        25,349             14,087,668
    Net income for the year                                                           530,815
    Dividends declared                                                               (512,259)
    ESOP common stock released for allocation                                         119,654
    Treasury stock acquired -- 8,000 shares                                           (85,200)

    Treasury stock reissued to fund stock options
        exercised -- 10,544 shares                                                     52,720

    Change in unrealized gains (losses) on available
        sale securities, net of related tax effects              2,172                  2,172
                                                         ------------------------------------
    Balance at June 30, 2002                                   $27,521            $14,195,570
                                                         ====================================

   The accompanying notes are an integral part of these financial statements.


                    StateFed Annual Report o September 2002                   21

                         StateFed Financial Corporation
                      Consolidated Statements of Cash Flows

                                                                                     Year ended June 30,
                                                                          --------------------------------------------
                                                                              2002            2001            2000
                                                                          --------------------------------------------
Cash flows from operating activities
   Net income                                                            $    530,815    $    663,322    $   1,140,751
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                            220,277         223,048          167,385
      Gain on sale of real estate                                            (634,026)        (18,873)         (50,094)
      Amortization of ESOP & RRP contributions                                119,654         124,470          125,770
      Realized (gains) losses on sale of available-for-sale securities       (112,886)         95,880           (1,940)
      Deferred loan fees                                                      (35,522)         17,530           35,970
      Provision for losses on loans                                           565,656         151,000           36,000
      Provision for decrease in value of real estate held for sale            157,890              --               --
      Deferred income taxes                                                  (317,846)        (43,962)         (21,293)
      Other                                                                        --              --           13,134
      Change in:
         Accrued interest receivable                                           57,752         (63,573)         (37,265)
         Other assets                                                          31,206          14,326           61,759
         Accrued interest payable                                               4,057          30,621            6,470
         Current income tax liability                                         246,687        (139,448)          70,349
         Accounts payable and other liabilities                               (42,990)        193,364            1,634
                                                                          --------------------------------------------
         Net cash provided by operating activities                            790,724       1,247,705        1,548,630

Cash flows from investing activities
   Investment in certificates of deposit                                           --              --          (99,000)
   Maturity of investments in certificates of deposit                         198,272         198,420          487,000
   Proceeds from sale or maturity of available-for-sale
      investment securities                                                 1,122,108         450,426          703,660
   Purchase of available-for-sale investment securities                      (375,310)             --       (1,194,123)
   Purchase of FHLB stock                                                          --        (297,600)        (317,000)
   Net (increase) decrease in loans outstanding                             3,617,240      (1,482,619)     (13,953,559)
   Investment in real estate held for investment                                   --          (1,922)         (36,555)
   Investment in real estate held for development                              43,174             (12)          79,987
   Proceeds from sales of real estate                                       2,658,077          24,000           65,500
   Investment in property acquired in settlement of loans                          --              --         (595,028)
   Purchases of equipment and construction of office property                (358,561)     (1,133,744)      (1,438,782)
                                                                          --------------------------------------------
     Net cash flows provided (used) by investing activities                 6,905,000      (2,243,051)     (16,297,900)

Cash flows from financing activities
   Net increase (decrease) in deposits                                      3,913,651       9,339,378       (1,064,954)
   Advances from Federal Home Loan Bank                                            --       6,000,000       10,500,000
   Repayment of Federal Home Loan Bank advances                           (15,185,149)     (6,098,757)         (93,141)
   Net increase (decrease) in advances from borrowers                         (43,610)         41,289           16,372
   Proceeds from stock options exercised                                       52,720         116,000           42,981
   Dividends paid                                                            (512,005)       (565,875)        (453,397)
   Treasury stock purchased                                                   (85,200)     (3,035,632)        (202,313)
                                                                          --------------------------------------------
     Net cash flows provided (used) by financing activities               (11,859,593)      5,796,403        8,745,548
                                                                          --------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS                                        (4,163,869)      4,801,057       (6,003,722)

CASH AND CASH EQUIVALENTS, beginning of year                                7,278,551       2,477,494        8,481,216
                                                                          --------------------------------------------

   CASH AND CASH EQUIVALENTS, end of year                                $  3,114,682    $  7,278,551    $   2,477,494
                                                                          ============================================

   The accompanying notes are an integral part of these financial statements.


22                  StateFed Annual Report o September 2002

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BUSINESS--StateFed Financial Corporation (the Company), organized under the laws of the State of Delaware, is a thrift holding company. The Company owns 100 percent of the outstanding capital stock of State Federal Savings and Loan Association (the Bank). Its primary business activity is the operation of the Bank.

The Bank provides a full range of banking services to individual and corporate customers from its three offices located in Des Moines and Clive, Iowa. The Bank's wholly-owned subsidiary, State Service Corporation, sells uninsured investment products and services.

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of StateFed Financial Corporation, State Federal Savings and Loan Association and its wholly-owned subsidiary, State Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

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

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

Gains and losses on the sale of investment securities are determined using the specific identification method.

LOANS RECEIVABLE--Loans receivable are stated at unpaid principal balances, less an allowance for loan losses, deferred loan origination fees, and discounts. The Company has both the intent and the ability to hold loans receivable to maturity.


                    StateFed Annual Report o September 2002                   23

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

It is the Company's policy to charge off unsecured credits that are more than 90 days delinquent. Similarly, collateral dependent loans which are more than 90 days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment at that time.

The Company defers loan fees (net of direct loan origination costs) received in the origination process, and recognizes those fees over the contractual life of the related loan as a yield adjustment.

PROPERTY ACQUIRED IN SETTLEMENT OF LOANS--Property acquired in the settlement of loans is initially recorded at the lower of fair value (less estimated costs to sell the real estate) at the date of foreclosure, or the loan balance. Costs relating to improvement of the property are capitalized, whereas costs relating to the holding of the property are expensed. Valuation allowances are established and adjusted periodically by management if the carrying value of the property exceeds its fair value, less estimated costs to sell the property.

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

EARNINGS PER SHARE--Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computation of earnings per share are as follows:

                                                     Year Ended June 30,
                                           -------------------------------------
                                              2002          2001          2000
                                           -------------------------------------
Weighted-average common
   shares outstanding (basic)              1,258,083     1,468,121     1,462,969

Dilutive effect of assumed
   exercise of stock options                  27,426        29,491        30,257
                                           -------------------------------------
Weighted-average common
   shares outstanding (diluted)            1,285,509     1,497,612     1,493,226
                                           =====================================


24                  StateFed Annual Report o September 2002

RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

NOTE B

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less, when purchased, to be cash equivalents. The Company had cash deposits of approximately $2,300,000 at the Federal Home Loan Bank of Des Moines at June 30, 2002.

Supplemental Disclosures of Cash Flow Information

                                                   Year Ended June 30,
                                           -------------------------------------
                                             2002          2001          2000
                                           -------------------------------------
Income taxes paid                          $ 236,400     $ 539,869    $  487,804
                                           =====================================
Interest paid on deposits
and FHLB advances
(includes interest credited
to deposit accounts)                       $4,032,585    $4,990,324   $4,028,474
                                           =====================================

NONCASH INVESTING AND FINANCING ACTIVITIES--Property acquired through foreclosure totaled $605,516, $197,343 and $74,087 during fiscal years 2002, 2001 and 2000, respectively. The Company also financed $1,625,461, $209,400 and $424,000 of loans for borrowers to purchase real estate owned by the Company during fiscal years 2002, 2001 and 2000, respectively.

NOTE C

INVESTMENTS IN CERTIFICATES OF DEPOSIT
--------------------------------------------------------------------------------

The Company invests in certificates of deposit issued by other financial institutions, up to a maximum of $100,000 per institution. At June 30, 2002 the Company had $99,000 invested in a 6.75% certificate of deposit that matures during 2004.

NOTE D

INVESTMENT SECURITIES
--------------------------------------------------------------------------------

Following is a summary of investment securities (all securities are classified as available-for-sale):

                                          Gross         Gross
                          Amortized    Unrealized     Unrealized        Fair
                             Cost         Gains         Losses          Value
                         -------------------------------------------------------
June 30, 2002:
U.S. government
   & agency debt
   securities            $   140,585   $       992    $        --    $   141,577
Municipal bonds              101,170            --           (408)       100,762
Equity securities          1,029,732        51,847             --      1,081,579
                         -------------------------------------------------------
                         $ 1,271,487   $    52,839    $      (408)   $ 1,323,918
                         =======================================================

June 30, 2001:

U.S. government
   & agency debt
   securities            $   200,000   $     4,472    $        --    $   204,472
Municipal bonds              101,305            --           (130)       101,175
Equity securities          1,582,991        37,237         (1,020)     1,619,208
                         -------------------------------------------------------
                         $ 1,884,296   $    41,709    $    (1,150)   $ 1,924,855
                         =======================================================

The contractual maturities of debt securities at June 30, 2002, are shown below. Actual maturities are expected to differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                       Weighted      Amortized
                                       Average Yield     Cost        Fair Value
                                       ----------------------------------------

Due in one year or less                     5.75%      $   8,236     $   8,255
Due after one year
   through five years                         --%             --            --
Due after five years
   through ten years                        4.99%        125,973       125,872

Due after ten years                         6.79%        107,546       108,212
                                                       -----------------------
                                                       $ 241,755     $ 242,339
                                                       =======================

The Company had realized gains (losses) on the sale of investment securities totaling $112,886, ($95,880), and $1,940 during fiscal years 2002, 2001 and
2000, respectively. Proceeds from the sale of available-for-sale equity securities totaled $900,871 for 2002, $99,790 for 2001, and $3,660 for 2000.


                    StateFed Annual Report o September 2002                   25

Following is a summary of investment income:

                                                    Year Ended June 30,
                                           -------------------------------------
                                              2002          2001          2000
                                           -------------------------------------
U.S. government &
   agency securities                       $  12,375     $  19,733     $  46,452
Municipal bonds                                4,866         4,865         4,865
Certificates of deposit                       14,575        26,354        46,302
FHLB stock dividends                          59,806        98,939        78,156
Interest-bearing cash
   accounts                                   65,301       162,059       143,492
Equity securities dividends                   81,252        76,817        94,046
                                           -------------------------------------
                                           $ 238,175     $ 388,767     $ 413,313
                                           =====================================

NOTE E

LOANS RECEIVABLE, NET
--------------------------------------------------------------------------------

Following is a summary of loans receivable:

                                                            June 30,
                                                 ------------------------------
                                                     2002              2001
                                                 ------------------------------
Real estate mortgage loans:
   Secured by one-to-four family
      residences                                 $ 55,481,964      $ 55,178,876
   Secured by commercial &
      multi-family real estate                     25,846,350        31,243,376
   Construction loans                               4,331,204         1,308,950
                                                 ------------------------------
      Total real estate mortgage loans             85,659,518        87,731,202

Consumer & other loans                              2,068,374         1,606,121
                                                 ------------------------------
                                                   87,727,892        89,337,323
Less:
   Allowance for loan losses                         (927,311)         (382,325)
   Undisbursed portion of
      mortgage loans                               (1,725,745)         (717,387)
   Unamortized balance on
      purchased loan premiums                              83               260
   Deferred loan fees                                (303,412)         (338,935)
                                                 ------------------------------
      Loans receivable, net                      $ 84,771,507      $ 87,898,936
                                                 ==============================

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

Commercial and multi-family real estate loans include participating interests in loans purchased by the Company. Participation loans purchased totaled approximately $7,670,000 and $11,110,000 at June 30, 2002 and 2001,
respectively. A significant portion of these participation loans are secured by real estate located outside of Iowa.

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

At June 30, 2002, the Company had outstanding commitments to fund loans of approximately $4,000,000. The commitments were primarily for fixed interest rate commercial and residential real estate loans on real estate located across the Midwest. The Company also had outstanding commitments on unused portions of available lines of credit totaling $320,000 at June 30, 2002.

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

26                  StateFed Annual Report o September 2002

In the normal course of business, the Company has made loans to their directors, officers and their related business interests. Regulations allow executive officers and directors to receive the same loan terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The table below details the activity for loans outstanding to directors, officers and their related business interests:

                                                      2002              2001
                                                 ------------------------------
Balance, beginning of year                       $    949,151      $    934,099
Loans disbursed                                       140,524           117,445
Principal repayments                                 (141,656)         (102,393)
                                                 ------------------------------
Balance, end of year                             $    948,019      $    949,151
                                                 ==============================

The Company serviced participation loans with outstanding balances totaling $2,318,065 and $2,390,890 at June 30, 2002 and 2001 respectively. The Company's portion of these loans totaled $1,759,228 and $1,814,806 at June 30, 2002 and 2001, respectively.

The Company did not sell any portion of its loan portfolio, or loans originated, during the years ended June 30, 2002 and 2001.

Activity in the allowance for loan losses is summarized as follows:

                                                    Year Ended June 30,
                                          -------------------------------------
                                            2002          2001          2000
                                          -------------------------------------
Balance at beginning of year              $ 382,325     $ 258,801     $ 242,129
   Provision for losses on loans            565,656       151,000        36,000
   Charge-offs on loans                     (76,751)      (27,476)      (19,328)
   Recoveries on charged-off loans           56,081            --            --
                                          -------------------------------------
Balance at end of year                    $ 927,311     $ 382,325     $ 258,801
                                          =====================================

Following is a summary of impaired loans:

                                                     2002              2001
                                                 ------------------------------
Impaired loans without a valuation allowance     $    534,404      $         --
Impaired loans with a valuation allowance           1,890,915      $         --
                                                 ------------------------------
   Total investment in impaired loans            $  2,425,319      $         --
                                                 ==============================
Valuation allowance allocated to impaired
   loans                                         $    426,889      $         --
Impaired loans on non-accrual status             $  1,430,370      $         --
Charge-off principal related to impaired loans   $         --      $         --
Recoveries of charged-off principal related to
   impaired loans                                $         --      $         --

During the time a loan is deemed impaired, the Company records interest income using the cash method of accounting. There was no interest income recorded on impaired loans during fiscal years 2002, 2001 and 2000.

Non-accrual loans totaled $1,982,829 and $1,265,893, at June 30, 2002 and 2001, respectively. Loan interest income for the years ended June 30, 2002, 2001 and 2000 would have increased by $192,938, $68,133 and $34,300, respectively, if interest income had been accrued on these past-due loans.

As of June 30, 2002, the Company had a net investment of $84,771,507 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Company policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Company's policy is to foreclose or repossess collateral on which it has filed liens.

In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Company would incur a loss equal to the loan balance.

NOTE F

REAL ESTATE HELD FOR INVESTMENT
--------------------------------------------------------------------------------

Following is a summary of the Company's investment in real estate held for investment:

                                                            June 30,
                                                 ------------------------------
                                                      2002              2001
                                                 ------------------------------
Rental real estate, at cost                      $         --      $  2,752,011
Less accumulated depreciation                              --          (645,569)
                                                 ------------------------------
                                                 $         --      $  2,106,442
                                                 ==============================

During 2002, the Company sold its 60-unit apartment complex and a 22-unit apartment complex located in the Des Moines area and recognized a $634,656 gain on the transaction.


                     StateFed Annual Report o September 2002                  27

NOTE G

REAL ESTATE HELD FOR SALE
--------------------------------------------------------------------------------

During 2002, the Company relocated its downtown branch and listed the office building it had previously occupied for sale or lease. The carrying value of the land and building was written-down to its estimated fair value, less estimated selling costs. A loss of $157,890 was recognized as a result of this valuation adjustment.

NOTE H

PROPERTY ACQUIRED IN SETTLEMENT OF LOANS
--------------------------------------------------------------------------------

At June 30, 2002, the Company held three real estate properties acquired in the settlement of loans. The one-to-four family properties have a carrying value of $364,622. Management believes the carrying value of the properties do not exceed fair value, net of anticipated selling costs.

No significant gains or losses were recognized from adjusting the carrying value of property acquired in settlement of loans to fair value during 2002, 2001 or 2000.

NOTE I

OFFICE PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------

Following is a summary of office property and equipment:

                                                            June 30,
                                                 ------------------------------
                                                      2002              2001
                                                 ------------------------------
Land                                             $    305,000      $    975,000
Office building                                     2,941,316         2,903,501
Furniture, fixtures & equipment                       900,032           754,665
Leasehold improvements                                 52,425                --
                                                 ------------------------------
                                                    4,198,773         4,633,166
Less accumulated depreciation                        (793,053)         (685,546)
                                                 ------------------------------
Office property & equipment, net                 $  3,405,720      $  3,947,620
                                                 ==============================

NOTE J

ACCRUED INTEREST RECEIVABLE
--------------------------------------------------------------------------------

Following is a summary of accrued interest receivable:

                                                             June 30,
                                                 ------------------------------
                                                     2002              2001
                                                 ------------------------------
Investments in certificates of deposit           $        220      $        957
Investment securities                                   2,334             9,396
Loans receivable                                      569,860           619,813
                                                 ------------------------------
                                                 $    572,414      $    630,166
                                                 ==============================

NOTE K

DEPOSITS
--------------------------------------------------------------------------------

Savings deposit customers are primarily Greater Des Moines area individuals and businesses. Deposits with balances in excess of $100,000 totaled $9,519,988 and $6,074,082 at June 30, 2002 and 2001, respectively. Non-interest bearing deposit accounts totaled approximately $1,920,000 and $1,435,000 at June 30, 2002 and 2001, respectively.

Deposit accounts held by members of the board of directors and executive officers totaled $534,000 and $501,000 at June 30, 2002 and 2001, respectively.

Following is a summary of savings deposits as of June 30, 2002 and 2001 and interest expense relating to those deposits for the years then ended:

                                             2002                            2001
                                 -----------------------------------------------------------
                                  Outstanding      Interest       Outstanding     Interest
                                    Balance         Expense         Balance        Expense
                                 -----------------------------------------------------------
Demand deposits                  $  3,606,185    $     21,039    $  3,018,793   $     40,473
Savings and money
   market deposits                 16,115,810         301,320       8,232,546        265,603
Certificates of deposits           47,179,152       2,743,029      51,736,157      2,793,127
                                 -----------------------------------------------------------
                                 $ 66,901,147       3,065,388    $ 62,987,496      3,099,203
                                 ============                    ============
Less penalties for early
   withdrawals                                         (5,505)                        (6,451)
Less allocation of
   captalized interest                                     --                        (36,965)
                                                 ------------                   ------------
                                                 $  3,059,883                   $  3,055,787
                                                 ============                   ============

The scheduled maturities of certificates of deposit are as follows: Fiscal-year ending June 30:

2003                  $27,289,817
2004                    8,724,064
2005                    4,811,499
2006                    2,070,776
2007                    4,282,996
                      -----------
                      $47,179,152
                      ===========


28                  StateFed Annual Report o September 2002

NOTE L

ADVANCES FROM FEDERAL HOME LOAN BANK
--------------------------------------------------------------------------------

Advances from the Federal Home Loan Bank of Des Moines, which are secured by a blanket pledge agreement, including all stock in the FHLB and qualifying first mortgage loans, consisted of the following fixed rate advances, which are subject to prepayment penalties, at June 30, 2002:

  Maturity Date                     Interest Rate                     Amount
-------------------------------------------------------------------------------
November 21, 2002                       6.14%                     $   5,000,000
June 30, 2008 (1)                       5.52%                         3,000,000
September 11, 2008                      4.99%                         6,000,000
                                                                  -------------
                                                                   $  14,000,000
                                                                  =============
(1) Callable in fiscal year 2003

Scheduled maturities of the advances are as follows:

                                            Amount        Interest Rates
                                         -------------------------------

Year ending June 30, 2003                $ 5,000,000               6.14%
Thereafter                                 9,000,000       4.99% - 5.52%
                                         -----------
                                         $14,000,000
                                         ===========

The weighted average interest rate for all advances was 5.51% and 5.21% at June 30, 2002 and 2001, respectively.

NOTE M

INCOME TAXES
--------------------------------------------------------------------------------

Prior to the year ended June 30, 1997, the savings and loan subsidiary was allowed a special bad debt deduction based on a percentage of taxable income (8 percent), or on specified experience formulas, subject to certain limitations based on aggregate loan balances at the end of the year. The special bad debt deduction has been repealed for thrift institutions. Legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since January 1, 1988 (approximately $122,000 remains to be recaptured). Recapture of pre-1988 reserves (approximately $1,353,000) is required only under limited circumstances, such as if a thrift pays dividends in excess of its earnings and profits or liquidates. The recapture is not expected to have a material effect on results of operations as the Company has provided a deferred tax liability for special bad debt deductions since January 1, 1988. The Company, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $510,000 relating to pre-1988 bad debt reserves.

Please see the chart below for a summary of taxes on income:

--------------------------------------------------------------------------------

INCOME TAXES

                                                           Year Ended June 30.

           -----------------------------------------------------------------------------------------------------------------
                            2002                                  2001                                   2000
           -----------------------------------------------------------------------------------------------------------------
            Federal        State        Total      Federal        State        Total      Federal        State        Total
           -----------------------------------------------------------------------------------------------------------------
Current    $ 409,828    $  75,175    $ 485,003    $ 338,357    $  62,065    $ 400,422    $ 471,639    $  86,514    $ 558,153
Deferred    (249,813)     (45,883)    (295,696)     (37,148)      (6,814)     (43,962)     (17,993)      (3,300)     (21,293)

           -----------------------------------------------------------------------------------------------------------------
Total      $ 160,015    $  29,292    $ 189,307    $ 301,209    $  55,251    $ 356,460    $ 453,646    $  83,214    $ 536,860
           =================================================================================================================

Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34% to income before taxes for the following reasons:

                                                   Year Ended June 30,
                                          -------------------------------------
                                             2002          2001          2000
                                          -------------------------------------
Computed "expected" taxes
   on income                              $ 245,000     $ 348,000     $ 570,400
State taxes, net of federal benefit          34,000        37,500        64,700

Low income housing tax credits              (59,000)      (59,000)      (59,000)
Other adjustments                           (30,693)       29,960       (39,240)
                                          -------------------------------------
    Provision for income taxes            $ 189,307     $ 356,460     $ 536,860
                                          =====================================


                    StateFed Annual Report o September 2002                   29

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax (asset) liability at June 30, 2002 and 2001 were as follows:

                                                            June 30,
                                                     2002              2001
Federal Home Loan Bank stock (income tax
   payable when shares received as stock
   dividends are sold)                           $     64,000      $     63,900

Real estate & equipment (depreciation
   method and carrying value differences)              62,000           143,000

Compensation agreements (deductible when
   paid for income tax reporting purposes)                 --           (15,700)
Loan fees deferred for financial reporting
   purposes                                           (18,000)          (18,900)
Allowance for loan losses                            (302,000)          (74,500)
Deferred installment sale gains                        32,000            33,000
Unrealized gains on investment
   securities                                          22,000            15,200

Other                                                  (2,046)           (1,003)

Net deferred income tax (asset) liability        $   (142,046)     $    144,997
                                                 ==============================

No valuation allowance was recorded against deferred tax assets at June 30, 2002 or 2001.

NOTE N

EMPLOYEE BENEFITS
--------------------------------------------------------------------------------

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)--The Company has established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained an age of 21 are eligible to participate. The ESOP borrowed $687,700 from the Company to purchase up to 8 percent of the common stock or 137,540 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan is repaid principally from the Bank's discretionary contributions to the ESOP over a period of 10 years (through December 31, 2003). The interest rate for the loan is 7 percent. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of $119,654, $124,470, and $125,770 was recorded relative to the ESOP for the years ended June 30, 2002, 2001, and 2000, respectively.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100 percent vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP (July 1, 1993). Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability will not receive any benefit under the ESOP. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment.

As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

ESOP shares were as follows:

                                                             June 30,
                                                 ------------------------------
                                                      2002              2001
                                                 ------------------------------
Allocated shares, beginning of year                   100,468            88,851
Distribution of shares                                     --              (713)
Shares released for allocation                         11,614            12,330
                                                 ------------------------------
   Total allocated shares, end of year                112,082           100,468

Unreleased shares                                      16,079            27,693
                                                 ------------------------------
   Total ESOP shares                                  128,161           128,161
                                                 ==============================
Fair value of unreleased shares                  $    160,790      $    299,361
                                                 ==============================

STOCK OPTION PLAN--The Company authorized options for 171,924 shares of common stock under the 1993 Stock Option and Incentive Plan (the "Plan"). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100 percent of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Stock options vest at a rate of 20 percent per year. There are unexercised outstanding stock options for 49,050 shares at June 30, 2002. At June 30, 2002, the weighted average remaining contractual life is 3.8 years and the weighted average option price is $7.08 for the outstanding unexercised options.


30                  StateFed Annual Report o September 2002

During February 2002, the Board of Directors approved the 2002 Omnibus Incentive Plan to supplement the existing stock option plan, which has been depleted of awards. The Board authorized options for 127,952 shares of common stock, with a maximum award of shares to one person in any year of 63,976 shares. The plan is subject to ratification by the shareholders at its annual meeting. The Board has approved granting options for 60,506 shares of common stock should the Plan be ratified by the shareholders.

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

                                                    Year Ended June 30,
                                           -------------------------------------
                                              2002          2001          2000
                                           -------------------------------------
Net income-as reported                     $ 530,815     $ 663,322    $1,140,751
Net income-pro forma                         528,813       656,187     1,140,751
Basic income per share-as
   reported                                     0.42          0.45          0.78
Basic income per share--
   pro forma                                    0.42          0.45          0.78
Diluted income per share--
   as reported                                  0.41          0.44          0.76
Diluted income per share--
   pro forma                                    0.41          0.44          0.76

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumption used for grants during fiscal 2001: risk-free interest rate of 6.50 percent, dividend yield of 4.00 percent, expected volatility of 34.53 percent, and expected lives of five years. The weighted average fair value of the options granted in fiscal 2001 was $0.86 per share. The effects of applying SFAS 123 may not be representative of the effects on reported net earnings for future years. No options were granted by the Company during the fiscal years ended June 30, 2002 and 2000.

A summary of the status of the Company's stock option plan as of June 30, 2002 and 2001, and the changes during the years ended on those dates is presented below:

                                                          Year ended June 30,
                                                      -------------------------
                                                        2002              2001
                                                      -------------------------
Unexercised options, beginning
   of year                                             59,594            61,306
Stock options granted                                      --            21,488
Stock options exercised                               (10,544)          (23,200)
                                                      -------------------------
Unexercised options, end of year                       49,050            59,594
                                                      =========================

SIMPLIFIED EMPLOYEE PENSION PLAN--The Company provides a simplified employee pension plan (SEP) to its employees. The plan allows employees over the age of 18 to make tax-deferred contributions to the SEP. The Company is also allowed to make discretionary contributions to the SEP. No Company discretionary contributions were made to the SEP during fiscal years 2002, 2001, and 2000.

EMPLOYMENT AGREEMENTS--The Company has entered into certain employment agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change in control of the Company and the employees are involuntarily terminated within 12 months of the change in control. A change in control is generally triggered by the acquisition or control of 10 percent or more of the Company's common stock.

NOTE O

REGULATORY AND CAPITAL MATTERS
--------------------------------------------------------------------------------

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the


                     StateFed Annual Report o September 2002                  32

Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible equity requirement, the core capital requirement and the risk-based capital requirement. The tangible equity requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to
1.5 percent of adjusted total assets.

The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0 percent of adjusted total assets. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0 percent of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50 percent.

As of June 30, 2002 and 2001, management believes that the Bank met all capital adequacy requirements to which they are subject.

The Bank's management believes that, under current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

A summary of the Bank's regulatory capital as of June 30, 2002 appears below.

The Bank established a liquidation account when it converted from a federally chartered mutual savings bank to a federally chartered stock savings bank. The liquidation account was equal to the Bank's net worth as of the date of the consolidated financial statements contained in the final prospectus used to sell the common stock at June 30, 1993. The liquidation account is maintained for the benefit of depositors with deposits as of the March 31, 1993 eligibility record date, who continue to maintain their deposits in the Bank after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of retained earnings.

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year, plus the two

--------------------------------------------------------------------------------

REGULATORY CAPITAL AS OF JUNE 30, 2002

                                                                               To be "well-capitalized"
                                                         For capital           Under prompt corrective
                                                       adequacy purposes          action provisions
                                                    ---------------------------------------------------
                                  Actual            Greater than or equal to   Greater than or equal to
                         ------------------------------------------------------------------------------
                          Capital          Ratio     Capital           Ratio    Capital          Ratio
                         ------------------------------------------------------------------------------
Tangible capital (1)     $7,163,000         7.89%   $1,362,000         1.50%   $4,540,000         5.00%
Core capital (1)         $7,163,000         7.89%   $3,632,000         4.00%   $5,448,000         6.00%
Risk-based capital (2)   $7,894,000        13.06%   $4,835,000         8.00%   $6,043,000        10.00%

(1) -- To adjusted total assets
(2) -- To risk-weighed assets


32                   StateFed Annual Report o September 2002
preceding years, less capital distributions paid over the same time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of the limitation.

NOTE P

LEASES
--------------------------------------------------------------------------------

The Company leases office space for a branch location. The lease term expires May 31, 2007. Future minimum lease payments under the lease terms are as follows:

2003                  $    41,540
2004                       41,540
2005                       41,540
2006                       41,540
2007                       38,078

The Company subleases a portion of this leased space. The sublease began on April 29, 2002 and is cancelable at the option of the lessee through May 2003. The lease agreement expires in May 2007. The annual sublease rent is approximately $5,000.

NOTE Q

FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at June 30, 2002 and 2001:

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

Deposit Liabilities--The fair values disclosed for checking, money market and savings accounts equal their carrying amounts. Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the certificates.

Advances from the Federal Home Loan Bank--The fair value of the Company's debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.


                    StateFed Annual Report o September 2002                   33

The estimated fair values of the Company's financial instruments are as follows:

                                         June 30, 2002             June 30, 2001
                                 -----------------------------------------------------
                                   Carrying                   Carrying
                                    Amount      Fair Value     Amount       Fair Value
                                 -----------------------------------------------------
Financial assets
   Cash & cash
      equivalents                $ 3,114,682   $ 3,114,682   $ 7,278,551   $ 7,278,551
   Investments in certificates
      of deposit                      99,000       107,000       297,272       300,000
   Investment securities
      available-for-sale           1,323,918     1,323,918     1,924,855     1,924,855
   Loans receivable               84,771,507    85,808,000    87,898,936    89,322,000
   FHLB stock                      1,762,200     1,762,200     1,762,200     1,762,200
Financial liabilities
   Deposits                       66,901,147    68,316,000    62,987,496    63,456,000
   Advances from FHLB             14,000,000    14,086,000    29,185,149    29,175,000

NOTE R

ITEMS AFFECTING FOURTH QUARTER RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

An additional $180,000 provision to the allowance for loan losses was made by management during the fourth quarter of fiscal year 2002. In addition, real estate held for sale was written down during the fourth quarter by $157,890 to its estimated fair value, net of selling costs. Certain other year-end adjustments were also made at the end of the quarter. The aggregate effect of these other adjustments was to reduce net income for the fourth quarter by $40,996.


34                  StateFed Annual Report o September 2002

NOTE S -- Parent Company Condensed Financial Statements

Following are condensed financial statements of the parent company, StateFed Financial Corporation:

                             Condensed Balance Sheet

                                                              June 30
                                                   ----------------------------
                                                        2002            2001
                                                   ----------------------------
Assets
Cash and cash equivalents                          $  1,753,813    $  1,032,002
Investment in subsidiary                              7,725,032       7,199,434
Advances to subsidiary                                       --         952,374
Investment securities                                   444,515         365,228
Loans receivable                                      4,110,075       4,231,063
ESOP note receivable-subsidiary                         103,155         171,925
Real estate held for investment                              --       1,182,275
Other assets                                            317,570         366,707
                                                   ----------------------------
                                                   $ 14,454,160    $ 15,501,008
                                                   ============================
Liabilities
Dividends payable                                  $    127,887    $    127,633
Note payable to subsidiary                                   --       1,200,000
Other liabilities                                       130,703          85,707
                                                   ----------------------------
                                                        258,590       1,413,340
Stockholders' equity
Common stock                                             17,810          17,810
Additional paid-in capital                            8,527,873       8,522,356
Retained earnings                                    10,880,409      10,861,853
Treasury stock                                       (5,172,468)     (5,195,834)

Less common stock acquired by employee stock
   ownership plan                                       (85,575)       (143,866)
Accumulated other comprehensive income                   27,521          25,349
                                                   ----------------------------
                                                     14,195,570      14,087,668
                                                   ----------------------------
                                                   $ 14,454,160    $ 15,501,008
                                                   ============================

                          Condensed Statement of Income

                                                             Year ended June 30,
                                                   --------------------------------------
                                                      2002          2001          2000
                                                   --------------------------------------
Operating income-interest & dividend income        $  583,151    $  464,855    $  411,161
Less:
   Loss on sale of real estate                        171,887            --            --
   Operating expenses                                 301,180       536,268       139,426
                                                   --------------------------------------
Income before undistributed income of subsidiary      110,084       (71,413)      271,735
Equity in undistributed income of subsidiary          387,034       688,428       914,200
                                                   --------------------------------------
Income before income tax                              497,118       617,015     1,185,935

Provision (credit) for income tax                     (33,697)      (46,307)       45,184
                                                   --------------------------------------
         Net income                                $  530,815    $  663,322    $1,140,751
                                                   ======================================


                    StateFed Annual Report o September 2002                   35

                        Condensed Statement of Cash Flows

                                                                    Year ended June 30,
                                                         -----------------------------------------
                                                             2002           2001           2000
                                                         -----------------------------------------
Cash flows from operating activities:
   Net income                                            $   530,815    $   663,322    $ 1,140,751
   Adjustments to reconcile net income to net cash
      from operating activities:
      Cash dividends received directly from subsidiary            --      3,000,000             --
      Deferred income taxes                                   27,412          9,001          7,184
      Depreciation and amortization                            9,689         38,756         38,757
      Loss (gain) on sale of investments                    (106,740)        95,880         (1,940)
      Loss on sale of real estate held for
      investment                                             171,811             --             --
      Equity in undistributed income of subsidiary          (387,034)      (688,428)      (914,200)
      Change in other assets                                   6,039        (15,685)        53,488
      Change in liabilities                                  (12,038)        48,835        (16,433)
                                                         -----------------------------------------
                                                             239,954      3,151,681        307,607

Cash flows from investing activities::
   Purchase of investment securities                        (375,310)            --        (88,123)
   Proceeds from sale or maturity of investment
      securities                                             416,962         99,789          3,660
   Proceeds from maturing certificates of deposit                 --             --         94,392
   Proceeds from sales of real estate                      1,042,563             --             --
   Investment in real estate for development                      --             --         75,735
   Changes in investment in and advances
      to subsidiary                                          952,371       (374,340)        67,325
   (Decrease) increase in loans receivable                   120,986         44,965     (3,021,484)
   Payment received on ESOP debt                              68,770         68,770         68,770
                                                         -----------------------------------------
                                                           2,226,342       (160,816)    (2,799,725)

Cash flows from financing activities:
   Treasury stock purchased                                  (85,200)    (3,035,632)      (202,313)
   Proceeds from options exercised                            52,720        116,000         42,981
   Proceeds (repayment) of note payable                   (1,200,000)     1,200,000             --
   Dividends paid                                           (512,005)      (565,875)      (453,397)
                                                         -----------------------------------------
                                                          (1,744,485)    (2,285,507)      (612,729)
                                                         -----------------------------------------

Net increase (decrease) in cash and cash equivalents         721,811        705,358     (3,104,847)

Cash and cash equivalents, beginning of year               1,032,002        326,644      3,431,491
                                                         -----------------------------------------

   Cash and cash equivalents, end of year                $ 1,753,813    $ 1,032,002    $   326,644
                                                         =========================================


36                  StateFed Annual Report o September 2002

STATEFED FINANCIAL CORPORATION
STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

Annual Meeting

The Annual Meeting of Stockholders will be held at 2:30 p.m. CST October 23, 2002 at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa 50266.

STOCK LISTING
--------------------------------------------------------------------------------

StateFed Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. Small-Cap System under the symbol "SFFC."

PRICE RANGE OF COMMON STOCK
--------------------------------------------------------------------------------

The following table sets forth, for the periods shown, the high and low prices of the common stock and cash dividends per share declared. The prices reflect inter-dealer quotations without retail markup, markdown or commissions, and do not necessarily represent actual transactions.

QUARTER ENDED                                 HIGH          LOW       DIVIDENDS
March 31, 2000                                9.000        7.750        0.075
June 30, 2000                                 9.313        7.875        0.075
September 30, 2000                           10.500        8.750        0.075
December 31, 2000                            11.000        9.500        0.125
March 31, 2001                               11.063        8.875        0.100
June 30, 2001                                11.260        8.500        0.100
September 30, 2001                           11.600        9.500        0.100
December 31, 2001                            10.500        7.850        0.100
March 31, 2002                               10.390        9.800        0.100
June 30, 2002                                11.500        9.900        0.100

Dividend restrictions are described in the notes to consolidated financial statements included in this report.

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of StateFed Financial Corporation's common stock on September 6, 2002 was $9.29.

At September 6, 2002, there were 1,278,870 shares of StateFed Financial Corporation common stock issued and outstanding and there were approximately 158 holders of record.

SHAREHOLDERS AND GENERAL
INQUIRIES TRANSFER AGENT
--------------------------------------------------------------------------------

Andra K. Black
Executive Vice President
and Chief Financial Officer
StateFed Financial Corporation
13523 University Avenue
Clive, Iowa 50325

First Bankers Trust Company, N.A.
1201 Broadway
Quincy, Illinois 92301
(217) 228-8000

ANNUAL AND OTHER REPORTS
--------------------------------------------------------------------------------

A copy of StateFed Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2002 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Andra K. Black, Executive Vice President and Chief Financial Officer, StateFed Financial Corporation, 13523 University Avenue, Clive, Iowa, 50325.

                                   [LOGO] STATE FEDERAL

                                   13523 University Avenue
                                   Clive, Iowa 50325
                                   Telephone: (515) 223-8484
                                   Fax: (515) 223-7227